FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482-8700
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica - Half yearly financial Report January June 2020	2

pwc

Telefónica, S.A.

Report on limited review of condensed interim consolidated financial statements for the six months period ended June 30, 2020

This version of our report is a free translation of the original, which was prepared in Spanish. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, views or opinions, the original language version of our report takes precedence over this translation.

Report on limited review of condensed interim consolidated financial statements

To the shareholders of Telefónica, S.A.:

Introduction

We have performed a limited review of the accompanying condensed interim consolidated financial statements (hereinafter, the interim financial statements) of Telefónica, S.A. (hereinafter, "the parent company") and its subsidiaries (hereinafter, "the group"), which comprise the statement of financial position as at June 30, 2020, and the income statement, statement of comprehensive income, statement of changes in equity, statement of cash flow and related notes, all condensed and consolidated, for the six months period then ended. The parent company´s directors are responsible for the preparation of these interim financial statements in accordance with the requirements of International Accounting Standard (IAS) 34, "Interim Financial Reporting", as adopted by the European Union, for the preparation of condensed interim financial information, as provided in Article 12 of Royal Decree 1362/2007. Our responsibility is to express a conclusion on these interim financial statements based on our limited review.

Scope of Review

We conducted our limited review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A limited review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A limited review is substantially less in scope than an audit conducted in accordance with legislation governing the audit practice in Spain and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on these interim financial statements.

Conclusion

Based on our limited review, that cannot be considered as an audit, nothing has come to our attention that causes us to believe that the accompanying interim financial statements for the six months period ended June 30, 2020 have not been prepared, in all material respects, in accordance with the requirements of International Accounting Standard (IAS) 34, "Interim Financial Reporting", as adopted by the European Union, for the preparation of condensed interim financial statements, as provided in Article 12 of Royal Decree 1362/2007.

PricewaterhouseCoopers Auditores, S.L., Torre PwC, Pº de la Castellana 259 B, 28046 Madrid, España
Tel.: +34 915 684 400 / +34 902 021 111, Fax: +34 915 685 400, www.pwc.es

1

R. M. Madrid, hoja 87.250-1, folio 75, tomo 9.267, libro 8.054, sección 3ª
Inscrita en el R.O.A.C. con el número S0242 - CIF: B-79 031290

Emphasis of Matter

We draw attention to Note 2, in which it is mentioned that these interim financial statements do not include all the information required of complete consolidated financial statements prepared in accordance with International Financial Reporting Standards, as adopted by the European Union, therefore the accompanying interim financial statements should be read together with the consolidated annual accounts of the group for the year ended December 31, 2019. Our conclusion is not modified in respect of this matter.

Other Matters

Interim consolidated directors´ Report

The accompanying interim consolidated directors' Report for the six months period ended June 30, 2020 contains the explanations which the parent company´s directors consider appropriate regarding the principal events of this period and their impact on the interim financial statements presented, of which it does not form part, as well as the information required under the provisions of Article 15 of Royal Decree 1362/2007. We have verified that the accounting information contained in this directors' Report is in agreement with that of the interim financial statements for the six months period ended June 30, 2020. Our work is limited to checking the interim consolidated directors' Report in accordance with the scope mentioned in this paragraph and does not include a review of information other than that obtained from Telefónica, S.A. and its subsidiaries´ accounting records.

Preparation of this review report

This report has been prepared at the request of Telefónica, S.A. in relation to the publication of the half-yearly financial report required by Article 119 of Royal Legislative Decree 4/2015 of 23 October, approving the revised text of the Securities Market Law developed by the Royal Decree 1362/2007, of 19 October.

PricewaterhouseCoopers Auditores, S.L.

Virginia Arce Peralta

July 29, 2020

2

FIRST HALF 2020
Condensed consolidated interim financial statements and Consolidated interim management report for the six-months ended June 30, 2020
Telefónica, S.A. and subsidiaries composing the Telefónica Group

Condensed consolidated interim financial statements 2020

Telefónica Group
Consolidated statements of financial position

Millions of euros	Notes	06/30/2020	12/31/2019
ASSETS
A) NON-CURRENT ASSETS		75,913	94,549
Intangible assets	(Note 5)	12,191	16,034
Goodwill	(Note 6)	17,976	25,403
Property, plant and equipment	(Note 7)	25,675	32,228
Rights of use	(Note 19)	5,414	6,939
Investments accounted for by the equity method	(Note 8)	433	140
Financial assets and other non-current assets	(Note 10)	7,901	7,123
Deferred tax assets	(Note 22)	6,323	6,682
B) CURRENT ASSETS		34,487	24,328
Inventories	(Note 11)	1,467	1,999
Receivables and other current assets	(Note 12)	7,998	10,785
Tax receivables	(Note 22)	1,185	1,561
Other current financial assets	(Note 13)	3,609	3,123
Cash and cash equivalents	(Note 13)	6,815	6,042
Non-current assets and disposal groups classified as held for sale	(Note 24)	13,413	818
TOTAL ASSETS (A+B)		110,400	118,877

	Notes	06/30/2020	12/31/2019
EQUITY AND LIABILITIES
A) EQUITY		19,501	25,450
Equity attributable to equity holders of the parent and other holders of equity instruments	(Note 9)	12,687	17,118
Equity attributable to non-controlling interests	(Note 9)	6,814	8,332
B) NON-CURRENT LIABILITIES		61,845	63,236
Non-current financial liabilities	(Note 14)	44,636	43,288
Non-current lease liabilities	(Note 19)	4,214	5,626
Payables and other non-current liabilities	(Note 16)	2,600	2,928
Deferred tax liabilities	(Note 22)	2,577	2,908
Non-current provisions	(Note 18)	7,818	8,486
C) CURRENT LIABILITIES		29,054	30,191
Current financial liabilities	(Note 14)	9,471	9,076
Current lease liabilities	(Note 19)	1,469	1,600
Payables and other current liabilities	(Note 17)	10,834	14,903
Current tax payables	(Note 22)	1,918	2,560
Current provisions	(Note 18)	1,379	1,672
Liabilities associated with non-current assets held for sale	(Note 24)	3,983	380
TOTAL EQUITY AND LIABILITIES (A+B+C)		110,400	118,877
Unaudited data at June 30, 2020.
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Telefónica, S.A. 3

Condensed consolidated interim financial statements 2020

Telefónica Group
Consolidated income statements

Millions of euros	Notes	January- June 2020	January- June 2019 (*)
Revenues	(Note 4)	21,706	24,121
Other income	(Note 21)	683	1,229
Supplies		(6,315)	(6,534)
Personnel expenses		(2,718)	(3,028)
Other expenses	(Note 21)	(6,281)	(7,086)
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	(Note 4)	7,075	8,702
Depreciation and amortization	(Notes 4, 5, 7 and 19)	(4,951)	(5,248)
OPERATING INCOME	(Note 4)	2,124	3,454
Share of income (loss) of investments accounted for by the equity method	(Note 8)	5	7
Finance income		450	618
Exchange gains		1,910	1,294
Finance costs		(1,367)	(1,650)
Exchange losses		(1,742)	(1,114)
Net financial expense		(749)	(852)
PROFIT BEFORE TAX		1,380	2,609
Corporate income tax	(Note 22)	(420)	(555)
PROFIT FOR THE PERIOD		960	2,054
Attributable to equity holders of the Parent		831	1,787
Attributable to non-controlling interests		129	267
Basic and diluted earnings per share attributable to equity holders of the parent (euros)		0.13	0.32
Unaudited data.
The accompanying notes are an integral part of these condensed consolidated interim financial statements.
(*) In accordance with the accounting record in the consolidated financial statements for 2019, a reclassification was made with regard to the information reported in the interim condensed consolidated financial statements at June 30, 2019, between the lines "Finance income" and "Corporate income tax" amounting to 201 million euros (see Note 22). This reclassification had no impact in the Profit for the period.

Telefónica, S.A. 4

Condensed consolidated interim financial statements 2020

Telefónica Group
Consolidated statements of comprehensive income

Millions of euros	January - June 2020	January - June 2019
Profit for the period	960	2,054
Other comprehensive (loss) income	(5,579)	329
(Losses) Gains from financial assets measured at Fair value through comprehensive income	—	—
Income tax impact	—	—
Reclassification of (gains) losses included in the income statement	—	(62)
Income tax impact	—	—
	—	(62)
Gains (Losses) on hedges	1,434	(104)
Income tax impact	(361)	27
Reclassification of (gains) losses included in the income statement	(76)	(155)
Income tax impact	14	35
	1,011	(197)
(Losses) Gains on hedges costs	(108)	(56)
Income tax impact	27	14
Reclassification of (gains) losses included in the income statement	(3)	(2)
Income tax impact	1	—
	(83)	(44)
Share of (losses) gains recognized directly in equity of associates and others	—	—
Income tax impact	—	—
Reclassification of (gains) losses included in the income statement	—	(7)
Income tax impact	—	—
	—	(7)
Translation differences	(6,346)	595
Total other comprehensive (loss) income recognized in the period (Items that may be reclassified subsequently to profit or loss)	(5,418)	285
Actuarial gains (losses) and impact of limit on assets for defined benefit pension plans	57	(51)
Income tax impact	—	—
Reclassification to reserve actuarial losses (gains) and impact of limit on assets for defined benefit pension plans (Note 2)	—	89
	57	38
(Losses) Gains from financial assets measured at Fair value through comprehensive income	(211)	12
Income tax impact	(7)	(6)
	(218)	6
Total other comprehensive (loss) income recognized in the period (Items that will not be reclassified subsequently to profit or loss)	(161)	44
Total comprehensive (loss) income recognized in the period	(4,619)	2,383
Attributable to:
Equity holders of the parent and other holders of equity instruments	(3,490)	2,019
Non-controlling interests	(1,129)	364
	(4,619)	2,383

Unaudited data. The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Telefónica, S.A. 5

Condensed consolidated interim financial statements 2020

Telefónica Group
Consolidated statements of changes in equity

	Attributable to equity holders of the parent and other holders of equity instruments											Non-controlling interests	Total equity
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instruments	Legal reserve	Retained earnings	Fair value financial assets	Hedges	Equity of associates and others	Translation differences	Total
Financial position at 31 December 2019(*)	5,192	4,538	(766)	8,243	1,038	19,042	(444)	503	24	(20,252)	17,118	8,332	25,450
Profit for the year	—	—	—	—	—	831	—	—	—	—	831	129	960
Other comprehensive income (loss) for the year	—	—	—	—	—	48	(217)	1,011	(84)	(5,079)	(4,321)	(1,258)	(5,579)
Total comprehensive income (loss) for the year	—	—	—	—	—	879	(217)	1,011	(84)	(5,079)	(3,490)	(1,129)	(4,619)
Dividends and distribution of profit (Note 9)	—	—	—	—	—	(371)	—	—	—	—	(371)	(343)	(714)
Net movement in treasury shares	—	—	15	—	—	(23)	—	—	—	—	(8)	—	(8)
Acquisitions and disposals of non-controlling interests and business combinations (Note 2)	—	—	485	—	—	(183)	—	—	—	—	302	(3)	299
Undated Deeply Subordinated Securities (Note 9)	—	—	—	(693)	—	(267)	—	—	—	73	(887)	(42)	(929)
Other movements	—	—	—	—	—	23	—	—	—	—	23	(1)	22
Financial position at June 30, 2020	5,192	4,538	(266)	7,550	1,038	19,100	(661)	1,514	(60)	(25,258)	12,687	6,814	19,501

Unaudited data.
The accompanying notes are an integral part of these condensed consolidated interim financial statements.
(*) The opening balances of "Retained Earnings" and "Translation Differences" have been modified to reflect the change in accounting policy described in Note 2.

Telefónica, S.A. 6

Condensed consolidated interim financial statements 2020

Telefónica Group
Consolidated statements of changes in equity

	Attributable to equity holders of the parent and other holders of equity instruments											Non-controlling interests	Total equity
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instruments	Legal reserve	Retained earnings	Available-for-sale investments	Hedges	Equity of associates and others	Translation differences	Total
Financial position at 31 December 2018	5,192	4,538	(686)	7,496	1,038	14,885	(369)	560	44	(14,751)	17,947	9,033	26,980
Change in accounting policy for the presentation of hyperinflation effects in equity (Note 2)	—	—	—	—	—	5,406	—	—	—	(5,406)	—	—	—
Adjustment on initial application of new reporting	—	—	—	—	—	18	—	—	—	—	18	5	23
Financial position at January 1, 2019	5,192	4,538	(686)	7,496	1,038	20,309	(369)	560	44	(20,157)	17,965	9,038	27,003
Profit for the year	—	—	—	—	—	1,787	—	—	—	—	1,787	267	2,054
Other comprehensive income (loss) for the year	—	—	—	—	—	53	(56)	(198)	(52)	485	232	97	329
Total comprehensive income (loss) for the year	—	—	—	—	—	1,840	(56)	(198)	(52)	485	2,019	364	2,383
Dividends and distribution of profit (Note 9)	—	—	—	—	—	(2,046)	—	—	—	—	(2,046)	(586)	(2,632)
Net movement in treasury shares	—	—	(79)	—	—	(3)	—	—	—	—	(82)	—	(82)
Acquisitions and disposals of non-controlling interests and business combinations (Note 2)	—	—	—	—	—	(89)	—	—	—	—	(89)	(226)	(315)
Undated Deeply Subordinated Securities	—	—	—	247	—	(159)	—	—	—	—	88	(6)	82
Other movements	—	—	—	—	—	11	—	—	—	—	11	(1)	10
Financial position at June 30, 2019	5,192	4,538	(765)	7,743	1,038	19,863	(425)	362	(8)	(19,672)	17,866	8,583	26,449
Unaudited data.
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Telefónica, S.A. 7

Condensed consolidated interim financial statements 2020

Telefónica Group
Consolidated statements of cash flows

Millions of euros	January - June 2020	January - June 2019
Cash received from operations	25,782	28,790
Cash paid from operations	(19,240)	(20,995)
Net payments of interest and other financial expenses net of dividends received	(897)	(972)
Taxes (paid)/proceeds	(357)	471
Net cash flow provided by operating activities	5,288	7,294
(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets, net	(3,493)	(3,834)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	19	776
Payments on investments in companies, net of cash and cash equivalents acquired	(13)	(2)
Proceeds on financial investments not included under cash equivalents	2,090	965
Payments on financial investments not included under cash equivalents	(1,034)	(439)
Proceeds/(Payments) on placements of cash surpluses not included under cash equivalents	399	(447)
Net cash flow used in investing activities	(2,032)	(2,981)
Dividends paid	(336)	(1,323)
(Payments)/proceeds of treasury shares and other operations with shareholders and with minority interests	(5)	(312)
Operations with other equity holders	(930)	24
Proceeds on issuance of debentures and bonds, and other debts	3,000	3,687
Proceeds on loans, borrowings and promissory notes	3,263	1,202
Repayments of debentures and bonds, and other debts	(4,566)	(962)
Repayments of loans, borrowings and promissory notes	(1,318)	(3,555)
Lease principal payments (Note 19)	(891)	(831)
Financed operating payments and investments in property, plant and equipment and intangible assets payments (Note 14)	(231)	(358)
Net cash used in financing activities	(2,014)	(2,428)
Effect of changes in exchange rates	(449)	27
Cash reclassified to assets held for sale	(20)	(13)
Effect of changes in consolidation methods and others	—	(3)
Net increase (decrease) in cash and cash equivalents during the period	773	1,896
CASH AND CASH EQUIVALENTS AT JANUARY 1	6,042	5,692
CASH AND CASH EQUIVALENTS AT JUNE 30	6,815	7,588
RECONCILIATION OF CASH AND CASH EQUIVALENTS WITH THE STATEMENT OF FINANCIAL POSITION
BALANCE AT JANUARY 1	6,042	5,692
Cash on hand and at banks	5,209	4,886
Other cash equivalents	833	806
BALANCE AT JUNE 30	6,815	7,588
Cash on hand and at banks	5,296	6,174
Other cash equivalents	1,519	1,414
Unaudited data.
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Telefónica, S.A. 8

Condensed consolidated interim financial statements 2020

Telefónica, S.A. and subsidiaries composing the Telefónica Group
Notes to the condensed consolidated interim financial statements for the six-months ended June 30, 2020
Note 1. Background and general information
Telefónica, S.A. and its subsidiaries and investees (“Telefónica”, “the Company”, the “Telefónica Group” or "the Group”) make up an integrated and diversified telecommunications group operating mainly in Europe and Latin America. The Group’s activity is centered around services of wireline and wireless telephony, broadband, internet, data traffic, Pay TV and other digital services.
The parent company of the Group is Telefónica, S.A., a public limited company incorporated on April 19, 1924 for an indefinite period. Its registered office is at calle Gran Vía 28, Madrid (Spain).
As a multinational telecommunications company which operates in regulated markets, the Group is subject to different laws and regulations in each of the jurisdictions in which it operates, pursuant to which permits, concessions or licenses must be obtained in certain circumstances to provide the various services.
In addition, certain wireline and wireless telephony services are provided under regulated rate and price systems.
Note 2. Basis of presentation of the consolidated financial statements
The condensed consolidated interim financial statements for the six-month period ended June 30, 2020 (hereinafter, the “interim financial statements”) have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting and Article 12 of Royal Decree 1362/2007, of October 19. Therefore, they do not contain all the information and disclosures required in complete annual consolidated financial statements and, for adequate interpretation, should be read in conjunction with the consolidated financial statements (Consolidated annual accounts) for the year ended December 31, 2019.
The accompanying interim financial statements were approved by the Company’s Board of Directors at its meeting of July 29, 2020.
The figures in these interim financial statements are expressed in millions of euros, unless otherwise indicated, and may therefore be rounded.
Comparison of information
Comparisons in the accompanying interim financial statements refer to the six-month periods ended June 30, 2020 and 2019, except in the consolidated statement of financial position, which compares information at June 30, 2020 and at December 31, 2019.
The main changes in the consolidation scope are described in Appendix I.
With respect to seasonality, the historical performance of consolidated results does not indicate that the operations of the Group, taken as a whole, are subject to significant variations between the first and second halves of the year.

Telefónica, S.A. 9

Condensed consolidated interim financial statements 2020

COVID-19: impact and response in Telefónica
At the date of issue of these consolidated financial statements the COVID-19 pandemic is still affecting, to a greater or lesser extent, all countries where the Group operates. Telefónica experienced the most significant effects during the second quarter as lockdowns imposed across the Group's markets put unprecedented pressure to commercial activity.
Group management estimates that the negative impact of the pandemic in consolidated revenues in the first half of 2020 amounted to approximately 800 million euros, and the negative impact in OIBDA (excluding goodwill impairment) amounted to approximately 370 million euros (at average exchange rates of the first half of 2020).
•The negative impact in Group revenue performance was largely due to lower roaming revenues, lower handset sales, lower commercial activity in the B2C segment and lower revenues in the B2B segment.
•In addition, in the first half of 2020 the impairment of trade receivables increased 9.8% with regard to the same period of 2019, mainly in Telefónica Hispam (see Note 12).
•To mitigate the negative impacts of the pandemic on Telefónica's operations, management took proactive steps to reduce costs (handsets, roaming, IT, commercial costs).
•The Group also benefited from lower churn rates.
•CapEx savings allowed management to adapt execution in response to market developments. This resulted in lower investments in mobile and UBB rollouts.
Moreover, the COVID-19 crisis contributed to the significant depreciation of Latin American currencies against the euro. The variation of the exchange rates against the euro of the main currencies is shown below (the impact in equity due to the evolution of translation differences is disclosed in Note 9).

	Variation of closing exchange rate (06/30/2020 vs 12/31/2019)	Variation of average exchange rate first half (2020 vs 2019)
Brazilian real	(26.2%)	(18.8%)
Pound sterling	(6.7%)	(0.0%)
New peruvian sol	(6.0%)	(0.2%)
Argentine peso	(14.7%)	(38.8%)
Chilean peso	(8.6%)	(14.7%)
Colombian peso	(12.5%)	(11.1%)
Mexican peso	(18.1%)	(8.4%)

The evolution of the measures led to indication of impairment of goodwill. As a consequence, the Group updated the impairment test, with a special emphasis on those cash generating units with a carrying value closer to the value in use at December 31, 2019. As a result of the analysis made, an impairment loss was recognised on the goodwill assigned to Telefónica Argentina, amounting to 109 million euros (see Note 6). In addition, the recoverability of deferred tax assets was revaluated, concluding that there is no need to recognise an impairment at June 30, 2020 (see Note 22).
To support communities in which the Group operates, Telefónica implemented measures aimed at:
•Protecting the health and safety of its employees and customers.
•Providing critical infrastructure and technology services to governments and health authorities.
•Donating goods and services to hospitals and vulnerable customers
•Making the Group's high-tech buildings available for public use (O2 Arena in London and O2 Tower in Munich).
•Providing customers with free mobile data and additional entertainment services at no extra cost.
•Accelerating payments to suppliers with liquidity problems and offering flexible payments terms.
•Maintaining the 2020 dividend for shareholders; with enhancing financial flexibility with a voluntary scrip dividend (see notes 9 and 25).

Telefónica, S.A. 10

Condensed consolidated interim financial statements 2020

On the other hand, the governments of the different countries where the Group operates established regulatory measures that affected the telecommunications sector as an essential service (see Note 23).
Telefónica's state-of-the-art networks enabled the Group to facilitate record growth in traffic driven by remote working and increased consumption of entertainment services while maintaining high levels of customer experience and service quality.
Agreement between Telefónica and Liberty Global plc to combine their operating businesses in the UK
On May 7, 2020, Telefónica has reached an agreement with Liberty Global plc to combine into a 50-50 joint venture their operating businesses in the UK (O2 Holdings Ltd. and Virgin Media UK, respectively). This move is fully aligned with the Telefonica strategy to focus and improve market positioning in its core markets.
The transaction is subject to regulatory approvals, consummation of recapitalizations and other customary closing conditions.
In accordance with IFRS 5, the companies included in the transaction have been recognized as a disposal group held for sale. Therefore:
•The consolidated assets and liabilities subject to the transaction have been reclassified under ‘‘Non-current assets and disposal groups held for sale’’ and ‘‘Liabilities associated with non-current assets held for sale’’, respectively, in the consolidated statement of financial position at June 30, 2020 (see Note 24).
•The non-current assets ceased to be amortized and depreciated for accounting purposes once they were reclassified as assets held for sale.
Acquisition of a 50% stake in Prosegur’s alarm business in Spain
On September 17, 2019 Telefónica, S.A. reached an agreement with Prosegur Compañía de Seguridad, S.A. (“Prosegur”) for the acquisition of a 50% stake in Prosegur's alarm business in Spain, with the objective of developing said business through the combination of the complementary capabilities of both companies.
On February 28, 2020, after obtaining the relevant regulatory approvals, Telefónica de Contenidos, S.A.U. acquired 50% of the shares in Prosegur Alarmas España, S.L. for an amount of 306 million euros which is subject to the standard adjustments in this type of transactions on debt, working capital and existing customers. The price was paid with 49,545,262 shares in Telefónica (see Note 9).This investment has been registered in the line of "Investments accounted for by the equity method" of the statement of financial position (see Note 8).
Translation of Telefónica Venezolana's financial statements
Venezuela has been considered a hyperinflationary economy since 2009. We regularly review the economic conditions in Venezuela and the specific circumstances of our Venezuelan operations. Assessment of the exchange rate that better reflects the economics of Telefónica’s business activities in Venezuela relies on several factors and is performed considering all the information available at each closing date.
In light of the economic environment and in the absence of official exchange rates that are representative of the situation in Venezuela, the Group maintained its policy for estimating an exchange rate to match the progression of inflation in Venezuela and attempts to reflect the economic and financial position of the Group’s Venezuelan operations within its consolidated financial statements more accurately (hereinafter, synthetic exchange rate).
At June 30, 2020, the synthetic exchange rate was calculated considering the latest inflation rates published by the the Central Bank of Venezuela (BCV), and was updated with the inflation rate estimated by the Group for the month of June 2020 (357.9% is the inflation rate estimated for the first half of 2020). The inflation rate estimated by the Group for the first half of 2019 was 1,645.8%. Thus, the exchange rate used to translate the financial statements of the Venezuelan subsidiaries as of June 30, 2020 amounts to 313,446 VES/USD (7,919.5 VES/USD as of June 30, 2019).
The official reference exchange rate at June 30, 2020 was 204,417.7 VES/USD (6,733.3 VES/USD at June 30, 2019).
The translation of the financial statements of Telefónica Venezolana in the first half of 2020 had a negative impact in Translation differences amounting to 21 million euros (-254 million euros in the first half of 2019).
The following table presents the figures of Telefónica Venezolana in certain items of the consolidated income statement, the consolidated statement of cash flows and the consolidated statement of financial position of the Telefónica Group for the first half of 2020 and 2019, applying the synthetic exchange rate:

Telefónica, S.A. 11

Condensed consolidated interim financial statements 2020

Millions of euros	January - June 2020	January - June 2019
Revenues	32	64
Operating income before depreciation and amortization (OIBDA)	8	9
Depreciation and amortization	(7)	(12)
Financial result (1)	25	96
Profit before tax	27	93
Income tax (2)	(7)	(9)
Result for the period	20	84
Net cash flow provided by operating activities	(16)	19
Capital expenditures (CapEx)	6	5
Non-current assets	51	31
(1) Mainly resulting from the hyperinflation adjustment to the net monetary position and from the exchange differences arising from foreign currency items held by Telefónica Venezolana.
(2) Deferred tax recognized for the inflation adjustments of the net assets, which are not deductible according to the present tax regime in Venezuela.
Change in accounting policy for the presentation of hyperinflation effects in equity
Since 2018, the Group includes all the equity effects derived from hyperinflation, i.e.: (a) the restatement for inflation of the financial statements of the Group companies operating in hyperinflationary economies, and (b) the effects of translating their respective financial statements into euros using the exchange rate at the end of the period, in a single line item under the heading Retained Earnings.

In March 2020, the International Financial Reporting Standards Committee (IFRIC) released its interpretation in this regard, indicating that these impacts should be recorded either separately, the former in Retained Earnings and the latter in Translation Differences, or jointly recognized as Translation Differences under the heading Other Comprehensive Income.

As a result, in the first half of 2020 the Group adopted this presentation policy and now presents the equity effects of hyperinflation under Translation Differences, within Other Comprehensive Income, rather than under the heading Retained Earnings. The consolidated net equity is not modified by this change in presentation.

In accordance with IAS 8, financial information from previous years presented for comparative purposes has been restated so that the information is comparable. Consequently, the Retained Earnings heading no longer includes the cumulative effects arising from hyperinflation in Venezuela and Argentina, which have been reclassified to Translation Differences amounting to 5,664 million euros at 31 December 2019 and 5,406 million euros at 31 December 2018.

As this change in accounting policy is a reclassification within equity, the basic and diluted earnings per share figures are not affected in any of the periods presented.

Sale of Antares
On November 8, 2018, Telefónica reached an agreement with Grupo Catalana Occidente for the sale of 100% of Seguros de Vida y Pensiones Antares, S.A. for a total amount of 161 million euros.
On February 14, 2019, after obtaining the relevant regulatory approvals, the sale was concluded. This transaction generated a capital gain in the consolidated income statement of the first half of 2019 amounting to 98 million euros, under "Other income" (Note 21). In addition, it involved an equity reclassification between "Actuarial gains and losses and impact of limit on assets for defined benefit pension plans" and "Retained earnings" amounting to 89 million euros.
Sale of Telefonica Móviles Guatemala and Telefónica Móviles El Salvador
On January 24, 2019, Telefonica Centroamérica Inversiones, S.L. (60% of which is owned, directly and indirectly, by Telefonica and 40% of which is owned by Corporación Multi Inversiones), reached an agreement with América Móvil, S.A.B. of C.V. for the sale of the entire share capital of Telefónica Móviles Guatemala, S.A. and 99.3% of Telefónica Móviles El Salvador, S.A. de C.V. The aggregate consideration for both companies (enterprise value) is 648 million US dollars (approximately 570 million euros at the exchange rate on the date of the agreement, 293 million of which correspond to Telefónica Móviles Guatemala and 277 million of which correspond to Telefónica Móviles El Salvador).

Telefónica, S.A. 12

Condensed consolidated interim financial statements 2020

The closing of the sale of Telefónica Móviles Guatemala took place the same day, without a significant impact in the consolidated financial statements of the first half of 2019. Due to the exclusion of Telefónica Móviles Guatemala from the scope of consolidation, the Equity attributable to non-controlling interests decreased by ### million euros.
At the date of approval of the accompanying interim financial statements, the closing of the Telefónica El Salvador sale is subject to applicable regulatory conditions (see Note 24).
Sale of Telefonía Celular de Nicaragua, Telefónica Móviles Panamá and Telefónica de Costa Rica
On February 20, 2019 Telefónica reached an agreement with Millicom International Cellular, S.A. for the sale of the entire share capital of Telefónica de Costa Rica TC, S.A., and for the sale by Telefónica Centroamérica Inversiones, S.L. of the entire share capital of Telefónica Móviles Panamá, S.A. and Telefonía Celular de Nicaragua, S.A.
The aggregate amount of the transaction (enterprise value) for all the companies is 1,650 million US dollars (approximately 1,455 million euros at the exchange rate of the date of the agreement).
On May 16, 2019, after obtaining the relevant regulatory approvals, Telefónica Centroamérica de Inversiones, S.L. transferred the entire share capital of Telefonía Celular de Nicaragua, S.A. to Millicom International Cellular, S.A. for an amount of 437 million US dollars, approximately 390 million euros. The preliminary impact of this transaction in the consolidated income statement of the first half of 2019 amounted to 186 million euros, under "Other income" (Note 21). As a result of the exclusion of Telefonía Celular de Nicaragua, S.A. from the scope of consolidation, the Equity attributable to non-controlling interests decreased by ### million euros.
On August 29, 2019, after obtaining the relevant regulatory approvals, the entire share capital of Telefónica Moviles Panamá, S.A. was transferred to Cable Onda S.A. subsidiary of Millicom International Cellular, S.A., for an amount of 594 million US dollars, approximately 536 million euros at that date. The impact of this transaction in the consolidated income statement of 2019 amounted to 190 million euros.
In March 2020, Telefónica informed Millicom that, once the pertinent regulatory authorizations had been obtained and all the other conditions established in the aforementioned agreement for the execution of the sale had been completed, the execution of the contract and the closing of the transaction should be in April 2020. Millicom expressed its refusal to proceed with the closure, arguing that one of the Costa Rican administrative authorities had not issued the appropriate authorization. On May 25, 2020, Telefónica filed a lawsuit against Millicom before the New York Supreme Court, considering that Millicom has breached the terms and conditions established in the sale contract (see Note 23).
At June 30, 2020 the assets and liabilities of these companies continue to be classified as held for sale (see Note 24) since Group's Management maintained an active plan to sell the asset.

Telefónica, S.A. 13

Condensed consolidated interim financial statements 2020

Alternative measures not defined in IFRS
The Management of the Group uses a series of measures in its decision-making, in addition to those expressly defined in the IFRS, because they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed in isolation or as a substitute for the measures presented according to the IFRS.
Operating income before depreciation and amortization (OIBDA)
Operating income before depreciation and amortization (OIBDA) is calculated by excluding solely depreciation and amortization from operating income. OIBDA is used to track the performance of the business and to establish operating and strategic targets of the Telefónica Group companies. OIBDA is a commonly reported measure and is widely used among analysts, investors and other interested parties in the telecommunications industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. OIBDA should not be considered as a substitute for operating income.
Furthermore, the Group management uses the measure OIBDA margin, which is the result of dividing the OIBDA by the revenues.
The following table presents the reconciliation of OIBDA to operating income for the Telefónica Group for the six-months periods ended June 30, 2020 and 2019:

Millions of euros	January - June 2020	January - June 2019
Operating Income Before Depreciation and Amortization (OIBDA)	7,075	8,702
Depreciation and amortization	(4,951)	(5,248)
Operating income	2,124	3,454

The following table presents the reconciliation of OIBDA to operating income for each business segment for the six-months periods ended June 30, 2020 and 2019:

January - June 2020
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Telefónica Infra (Telxius)	Other companies	Elimina-tions	Total Group
Operating Income Before Depreciation and Amortization (OIBDA)	2,436	1,012	1,095	1,666	863	268	(45)	(220)	7,075
Depreciation and amortization	(1,108)	(402)	(1,118)	(1,050)	(1,219)	(132)	(55)	133	(4,951)
Operating income	1,328	610	(23)	616	(356)	136	(100)	(87)	2,124

January - June 2019
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Telefónica Infra (Telxius)	Other companies	Elimina-tions	Total Group
Operating Income Before Depreciation and Amortization (OIBDA)	2,685	1,052	1,101	2,050	1,339	253	382	(160)	8,702
Depreciation and amortization	(990)	(616)	(1,240)	(1,223)	(1,119)	(118)	(71)	129	(5,248)
Operating income	1,695	436	(139)	827	220	135	311	(31)	3,454

Telefónica, S.A. 14

Condensed consolidated interim financial statements 2020

OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions
OIBDA-CapEx is defined as operating income before depreciation and amortization, reduced by accrued capital expenditures, and OIBDA-CapEx excluding spectrum acquisitions is defined as operating income before depreciation and amortization, reduced by accrued capital expenditures excluding those related to spectrum acquisitions.
We believe that it is important to consider capital expenditures, and capital expenditures excluding spectrum acquisitions, together with OIBDA in order to have a more complete measure of the performance of our telecommunications businesses. We use these measures internally to track the performance of our business, to establish operating and strategic targets of the businesses of the Group and in our internal budgeting process.
Neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions are measures expressly defined in IFRS, and therefore they may not be comparable to similar indicators used by other companies. In addition, neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions should be considered substitutes for operating income, the most comparable financial measure calculated in accordance with IFRS, or any measure of liquidity calculated in accordance with IFRS.
Furthermore, the Group management uses the measures OIBDA-CapEx margin and OIBDA-CapEx excluding spectrum acquisitions margin, which is the result of dividing these measures by the revenues.
In the table below we provide a reconciliation of our OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions to operating income for the periods indicated.

Millions of euros	January-June 2020	January-June 2019
Operating income	2,124	3,454
Depreciation and amortization	(4,951)	(5,248)
OIBDA	7,075	8,702
Capital expenditures in intangibles assets (Note 5)	(545)	(644)
Capital expenditures in property, plant and equipment (Note 7)	(2,176)	(2,741)
CapEx	(2,721)	(3,385)
OIBDA-CapEx	4,354	5,317
Spectrum acquisitions (Note 5)	—	22
OIBDA-CapEx excluding spectrum acquisitions	4,354	5,339

Debt indicators
As calculated by us, net financial debt includes:
(A) adding the following liabilities:
i. current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives),
ii. other liabilities included in "Payables and other non-current liabilities" and "Payables and other current liabilities" (mainly corresponding to payables for deferred payment of radio spectrum that have an explicit financial component), and
iii. financial liabilities included in "Liabilities associated with non-current assets held for sale".
(B) subtracting the following amounts from the resulting amount of the preceding step:
i. cash and cash equivalents,
ii. other current financial assets (which include short-term derivatives),
iii. cash and other financial assets included in "Non-current assets and disposal groups classified as held for sale",
iv. the positive mark-to-market value of derivatives with a maturity beyond one year,

Telefónica, S.A. 15

Condensed consolidated interim financial statements 2020

v. other interest-bearing assets (included in "Financial assets and other non-current assets", "Receivables and other current assets" and "Tax receivables" in our consolidated statement of financial position), and
vi. mark-to-market adjustment by cash flow hedging activities related to debt.
With respect to step (B)(v), "Financial assets and other non-current assets" includes derivatives, installments for the long-term sales of terminals to customers and other long-term financial assets, and "Receivables and other current assets" includes the customer financing of terminal sales classified as short-term.
The indicator net financial debt plus leases is calculated by adding lease liabilities calculated under IFRS 16 (including those corresponding to companies held for sale) to net financial debt and deducting assets from subleases.

We calculate net financial debt plus commitments by adding gross commitments related to employee benefits to net financial debt and deducting the value of long-term assets associated with those commitments related to employee benefits and the tax benefits arising from the future payments of those commitments related to employee benefits. Gross commitments related to employee benefits are current and non-current provisions recorded for certain employee benefits such as termination plans, post-employment defined Benefit plans and other benefits.
We believe that net financial debt, net financial debt plus leases, net financial debt plus commitments and net financial debt plus leases plus commitments are meaningful for investors and analysts because they provide an analysis of our solvency using the same measures used by our management. We use them to calculate internally certain solvency and leverage ratios. Nevertheless, none of them as calculated by us should be considered as a substitute for gross financial debt as presented in the consolidated statement of financial position.
The following table presents a reconciliation of net financial debt, net financial debt plus leases, net financial debt plus commitments and net financial debt plus leases plus commitments as of June 30, 2020 and December 31, 2019 to the Telefónica Group’s gross financial debt as indicated in the consolidated statement of financial position:

Millions of euros	06/30/2020	12/31/2019
Non-current financial liabilities	44,636	43,288
Current financial liabilities	9,471	9,076
Gross financial debt (Note 14)	54,107	52,364
Cash and cash equivalents	(6,815)	(6,042)
Other assets included in "Other current financial assets"	(3,604)	(3,118)
Cash and other financial assets included in "Non-current assets and disposal groups classified as held for sale"	(852)	(24)
Positive mark-to-market value of long-term derivative instruments (Note 10 and 15)	(5,343)	(3,389)
Other liabilities included in "Payables and other non-current liabilities"	319	401
Other liabilities included in "Payables and other current liabilities"	35	73
Other assets included in "Financial assets and other non-current assets"	(573)	(904)
Other assets included in "Receivables and other current assets"	(239)	(813)
Other current assets included in "Tax receivables"	(100)	(452)
Financial liabilities included in "Liabilities associated with non-current assets held for sale"	44	36
Mark-to-market adjustment by cash flow hedging activities related to debt	222	(388)
Net financial debt	37,201	37,744
Lease liabilities	6,436	7,379
Net financial debt plus leases	43,637	45,123
Gross commitments related to employee benefits	6,228	6,711
Value of associated long-term assets	(90)	(75)
Tax benefits	(1,609)	(1,739)
Net commitments related to employee benefits	4,529	4,897
Net financial debt plus commitments	41,730	42,641
Net financial debt plus leases plus commitments (*)	48,166	50,020
(*) Includes assets and liabilities considered to be "net financial debt plus leases plus commitments" for companies classified as held for sale (see Note 24).

Telefónica, S.A. 16

Condensed consolidated interim financial statements 2020

Free Cash Flow
The Group’s free cash flow is calculated starting from “Net cash flow provided by operating activities” as indicated in the consolidated statement of cash flows; deducting (Payments on investments)/Proceeds from the sale of investments in property, plant and equipment and intangible assets, net, adding the cash received form government grants and deducting dividends paid to minority interests. The cash used to cancel commitments related to employee benefits (originally included in the Net cash flow provided by operating activities) is added as it represents the payments of principal of the debt incurred with those employees.
We believe that free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company’s shareholders and other equity holders. The same measure is used internally by our management. Nevertheless, free cash flow as calculated by us should not be considered as a substitute for the various flows of cash as presented in the consolidated statements of cash flows.
The following table presents the reconciliation between Telefónica Group’s Net cash flow provided by operating activities as indicated in the consolidated statement of cash flows and the free cash flow for the six-months periods ended June 30, 2020 and 2019:

Millions of euros	January - June 2020	January - June 2019
Net cash flow provided by operating activities	5,288	7,294
(Payments on investments)/Proceeds from the sale of property, plant and equipment and intangible assets, net	(3,493)	(3,834)
Dividends paid to minority shareholders	(175)	(292)
Payments related to cancellation of commitments	493	419
Free cash flow excluding lease principal payments	2,113	3,587
Lease principal payments	(891)	(831)
Free cash flow	1,222	2,756

Note 3. Accounting policies
The accounting policies applied in the preparation of the interim financial statements for the six-month period ended June 30, 2020 are consistent with those used in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2019, except for the following new standards and amendments to standards published by the International Accounting Standards Board (IASB) and endorsed by the EU for use in Europe, which are effective for annual periods beginning on or after January 1, 2020.
Amendments to IFRS 3: Definition of a Business
The amendment to IFRS 3 clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. The definition of the term ‘outputs’ is amended to focus on goods and services provided to customers, generating investment income and other income, and it excludes returns in the form of lower costs and other economic benefits.

The Group's current approach is consistent with these requirements, so the application of these amendments did not have a significant impact on the Group's financial position or results in the interim period.

Amendments to IFRS 7, IFRS 9 and IAS 39: Interest Rate Benchmark Reform
The amendments to IFRS 9 and IAS 39 Financial Instruments: Recognition and Measurement provide a number of reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainties about the timing and or amount of benchmark-based cash flows of the hedged item or the hedging instrument.

This amendment did not have a significant impact on the Group's financial position or results in the interim period.

Telefónica, S.A. 17

Condensed consolidated interim financial statements 2020

Amendments to IAS 1 and IAS 8: Definition of Material
The amendments provide a consistent definition of materiality throughout International Financial Reporting Standards and the Conceptual Framework for Financial Reporting, clarify when information is material and incorporate some of the guidance in IAS 1 about immaterial information. In particular, the amendments clarify: (i) that the reference to obscuring information addresses situations in which the effect is similar to omitting or misstating that information, and that an entity assesses materiality in the context of the financial statements as a whole, and (ii) the meaning of ‘primary users of general purpose financial statements’ to whom those financial statements are directed, by defining them as ‘existing and potential investors, lenders and other creditors’ that must rely on general purpose financial statements for much of the financial information they need.

The Group's current practices are in line with these criteria, so the application of these amendments did not have an impact on the Group's financial position or results in the interim period, nor are they expected to do so in the future.

Conceptual Framework for Financial Reporting
Conceptual Framework is not a standard, and none of the concepts contained therein override the concepts or requirements in any standard. The purpose of the Conceptual Framework is to assist the IASB in developing standards, to help preparers develop consistent accounting policies where there is no applicable standard in place and to assist all parties to understand and interpret the standards. The revised Conceptual Framework includes some new concepts, provides updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts, such as removing the probability threshold for recognition and adding guidance on derecognition, or adding guidance on different measurement basis. No changes were made to any of the current accounting standards.
The Group’s accounting policies are still appropriate under the revised Framework, so these amendments had no impact on the Group's financial position or results in the interim period.
New standards and amendments to standards issued but not effective as of June 30, 2020
At the date of preparation of the interim consolidated financial statements, the following IFRSs and amendments had been published, but their application was not mandatory:

Standards and amendments		Mandatory application: annual periods beginning on or after
Amendments to IFRS 16	Covid 19-Related Rent Concessions	June 1, 2020
Amendments to IFRS 4	Deferral of IFRS 9	January 1, 2021
Amendments to IAS 37	Cost of Fulfilling a Contract	January 1, 2022
Amendments to IFRS 3	Reference to the Conceptual Framework	January 1, 2022
Annual Improvements 2018 - 2020 Cycle		January 1, 2022
Amendments to IAS 16	Proceeds before Intended Use	January 1, 2022
Amendments to IAS 1	Classification of Liabilities as Current and Non-Current	January 1, 2022
IFRS 17	Insurance Contracts	1 January 2023

Based on the analyses conducted to date, the Group estimates that the adoption of these new pronouncements will not have a significant impact on the consolidated financial statements in the initial period of application.

Telefónica, S.A. 18

Condensed consolidated interim financial statements 2020

Note 4. Segment information
On November 27, 2019, the Board of Directors of Telefónica approved an action plan with five strategic decisions: (i) focus investment and growth in the most important markets of the company: Spain, Brazil, the UK and Germany; (ii) the creation of Telefónica Tech; (iii) the creation of Telefónica Infra; (iv) an operational spin-off of Hispanoamérica in a single unit; and (v) the redefinition of the company’s corporate center. The structure of Telefónica's Executive Committee was modified to reflect these changes.
Such changes have also resulted in a change to the financial information presented to Telefónica's Management and have resulted in a change of the reporting segments. In 2020 the Telefónica Group is reporting financial information, both internally and externally, according to the following segments: Telefónica Spain, Telefónica United Kingdom, Telefónica Germany, Telefónica Brazil, Telefónica Hispam (formed by the Group's operators in Colombia, Mexico, Venezuela, Ecuador Argentina, Chile, Peru and Uruguay) and Telefónica Infra which to date is equivalent to the Telxius Group). Regarding Telefónica Tech, the Group made progress in the spin-off processes in the Group operators during the first half of 2020. At the date of issue of these consolidated financial statements these processes have not yet been completed and therefore Telefónica Tech has not been considered a reportable segment.
Due to the implementation of the changes referred to above, the comparative results of the segments of the Group for the first half of 2019 and the comparative segmentation of assets and liabilities as of December 31, 2019 were restated. These changes in the segments have had no impact on the consolidated results of the Group.
On May 7, Telefónica reached an agreement with Liberty Global plc to unite its businesses in the United Kingdom and form a joint venture 50% owned by both companies (see Note 2). This move is fully aligned with the Telefonica strategy to focus and improve market positioning in its core markets. The consolidated assets and liabilities subject to the transaction have been reclassified under ‘‘Non-current assets and disposal groups held for sale’’ and ‘‘Liabilities associated with non-current assets held for sale’’, respectively, in the consolidated statement of financial position at June 30, 2020 (see Note 24).
The segments referred to above include the information related to the fixed, wireless, cable, data, Internet and television businesses and other digital services provided in each country. Inter-segment transactions are carried out at market prices.
Information relating to other Group companies not specifically included in these segments is reported under "Other companies" (see Appendix I), which includes Telefónica, S.A. and other holding companies, as well as companies whose main purpose is to provide cross-sectional services to Group companies and other operations not included in the segments.
The Group centrally manages borrowing activities, mainly through Telefónica, S.A. and other companies included in "Other companies", so most of the Group's financial assets and liabilities are reported under "Other companies". In addition, Telefónica, S.A. is the head of the Telefónica tax group in Spain. Therefore, a significant part of the deferred tax assets and liabilities is included under "Other companies". For these reasons, the results of the segments are disclosed up to operating income.
Revenues and expenses arising from intra-group invoicing for the use of the trademark and management services were eliminated from the operating results of each Group segment. The results of the holding companies also exclude dividends from Group companies and impairments of investments in Group companies. These adjustments have no impact on the Group’s consolidated results. In addition, segment reporting considers the impact of the purchase price allocation to the assets acquired and the liabilities assumed by the companies included in each segment. The assets and liabilities presented in each segment are those managed by the heads of each segment, regardless of their legal structure.
On June 8, 2020 Telefónica’s subsidiary in Germany, Telefónica Germany GmbH & Co. OHG signed an agreement with Telxius Telecom, S.A. to sell approximately 10,100 sites to Telxius for 1,500 million euros. At the date of issue of these consolidated financial statements the transaction is subject to regulatory approvals. Initially Telxius will acquire approximately 60% of the portfolio and the remaining 40% by August of 2021. The agreement includes a commitment to build 2,400 additional sites in the next four years. Telxius will finance 90% of the acquisition via a capital increase (to be subscribed by its current shareholders in proportion to their participation in the company) and by internally generated resources. The remaining 10% will be financed through incremental debt.

Telefónica, S.A. 19

Condensed consolidated interim financial statements 2020

The following table presents income, CapEx information (capital expenditures in intangible assets and property, plant and equipment, see Notes 5 and 7) and acquisitions of rights of use, regarding the Group’s operating segments:

January - June 2020
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Telefónica Infra (Telxius)	Other companies	Eliminations	Total Group
Revenues	6,106	3,370	3,636	3,954	4,085	415	886	(746)	21,706
External revenues	5,972	3,347	3,623	3,945	4,011	164	651	(7)	21,706
Inter-segment revenues	134	23	13	9	74	251	235	(739)	—
Other operating income and expenses	(3,670)	(2,358)	(2,541)	(2,288)	(3,222)	(147)	(931)	526	(14,631)
OIBDA	2,436	1,012	1,095	1,666	863	268	(45)	(220)	7,075
Depreciation and amortization	(1,108)	(402)	(1,118)	(1,050)	(1,219)	(132)	(55)	133	(4,951)
Operating income	1,328	610	(23)	616	(356)	136	(100)	(87)	2,124
Capital expenditures (CapEx)	649	406	475	665	458	206	32	(170)	2,721
Acquisitions of rights of use	54	71	362	88	119	81	11	(66)	720

January - June 2019
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Telefónica Infra (Telxius)	Other companies	Eliminations	Total Group
Revenues	6,321	3,411	3,564	5,030	5,018	435	1,106	(764)	24,121
External revenues	6,172	3,389	3,547	5,020	4,948	200	845	—	24,121
Inter-segment revenues	149	22	17	10	70	235	261	(764)	—
Other operating income and expenses	(3,636)	(2,359)	(2,463)	(2,980)	(3,679)	(182)	(724)	604	(15,419)
OIBDA	2,685	1,052	1,101	2,050	1,339	253	382	(160)	8,702
Depreciation and amortization	(990)	(616)	(1,240)	(1,223)	(1,119)	(118)	(71)	129	(5,248)
Operating income	1,695	436	(139)	827	220	135	311	(31)	3,454
Capital expenditures (CapEx)	819	409	496	934	644	94	59	(70)	3,385
Acquisitions of rights of use	16	69	147	254	110	39	38	(44)	629

Telefónica, S.A. 20

Condensed consolidated interim financial statements 2020

The following table presents assets and liabilities by segment:

June 2020
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Telefónica Infra (Telxius)	Other companies	Eliminations	Total Group
Fixed assets	14,822	—	13,845	15,017	10,358	1,090	710	—	55,842
Rights of use (1)	1,388	—	2,565	1,329	1,127	403	63	(1,461)	5,414
Investments accounted for by the equity method	313	—	—	2	73	—	45	—	433
Financial assets and other non-currents assets	284	—	400	897	603	48	8,530	(2,861)	7,901
Deferred tax assets	2,321	—	314	288	683	80	2,637	—	6,323
Other current financial assets	33	—	29	39	229	4	8,764	(5,489)	3,609
Non-current assets and disposal groups classified as held for sale	13	13,060	—	—	29	—	811	(500)	13,413
Total allocated assets	24,112	13,060	19,299	21,176	16,904	2,100	27,839	(14,090)	110,400
Non-current financial liabilities	769	—	1,618	259	2,696	1,152	39,408	(1,266)	44,636
Non-current lease liabilities	1,151	—	1,910	1,102	1,017	287	63	(1,316)	4,214
Deferred tax liabilities	147	—	356	808	575	15	676	—	2,577
Current financial liabilities	860	—	831	426	4,659	—	10,445	(7,750)	9,471
Current lease liabilities	268	—	576	306	334	131	26	(172)	1,469
Liabilities associated with non-current assets held for sale	—	4,774	—	—	—	—	378	(1,169)	3,983
Total allocated liabilities	14,013	4,774	10,396	6,908	13,124	2,291	53,489	(14,096)	90,899
(1) The eliminations of rights of use mainly correspond to the rights of use for assets leased by Telxius to the operating companies of the Group.

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Condensed consolidated interim financial statements 2020

December 2019
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Telefónica Infra (Telxius)	Other companies	Eliminations	Total Group
Fixed assets	15,159	10,051	14,091	20,585	11,881	1,145	753	—	73,665
Rights of use (1)	1,500	716	2,499	1,933	1,382	388	71	(1,550)	6,939
Investments accounted for by the equity method	—	9	—	2	73	—	56	—	140
Financial assets and other non-currents assets	167	468	457	1,159	764	55	7,224	(3,171)	7,123
Deferred tax assets	2,384	2	314	337	755	89	2,801	—	6,682
Other current financial assets	42	72	17	67	426	1	5,587	(3,089)	3,123
Total allocated assets	24,491	13,869	20,143	28,120	20,553	2,184	23,238	(13,721)	118,877
Non-current financial liabilities	775	1,132	2,153	572	2,666	1,148	37,360	(2,518)	43,288
Non-current lease liabilities	1,252	490	2,027	1,582	1,298	281	74	(1,378)	5,626
Deferred tax liabilities	158	101	358	945	572	18	756	—	2,908
Current financial liabilities	854	—	339	464	901	1	12,193	(5,676)	9,076
Current lease liabilities	283	213	462	448	248	117	15	(186)	1,600
Total allocated liabilities	16,067	5,450	10,659	8,599	10,904	2,250	53,216	(13,718)	93,427
(1) The eliminations of rights of use mainly correspond to the rights of use for assets leased by Telxius to the operating companies of the Group.

Telefónica, S.A. 22

Condensed consolidated interim financial statements 2020

The composition of segment revenues is as follows:

Millions of euros	January - June 2020				January - June 2019
Segments	Fixed	Mobile	Other and elims.	Total	Fixed	Mobile	Other and elims.	Total
Spain (*)				6,106				6,321
United Kingdom	126	3,244	—	3,370	105	3,306	—	3,411
Germany	386	3,248	2	3,636	367	3,195	2	3,564
Brazil	1,394	2,560	—	3,954	1,794	3,236	—	5,030
Hispam	1,456	2,567	62	4,085	1,781	3,235	2	5,018
Infra (Telxius) (*)			415	415			435	435
Other and inter-segment eliminations			140	140			342	342
Total Group				21,706				24,121
(*) The detail of revenues for Telefónica Spain is shown in the table below.

Given the convergence reached at Telefónica Spain due to the high penetration of the convergent offers, the revenue breakdown by fixed and mobile is less relevant in this segment. For this reason, the following revenue breakdown is shown, which Management believes is more meaningful.

Millions of euros
Telefónica Spain	January - June 2020	January - June 2019
Mobile handset sale	108	164
Ex-Mobile handset sale	5,998	6,157
Retailers	4,916	5,143
Wholesalers and others	1,082	1,014
Total	6,106	6,321

Telefónica, S.A. 23

Condensed consolidated interim financial statements 2020

Note 5. Intangible assets
The composition and movements in "intangible assets" in the first half of 2020 and 2019 are as follows:

January-June 2020
Millions of euros	Balance at 12/31/2019	Additions (1)	Amortization	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Balance at 06/30/2020
Service concession arrangements and licenses	8,566	—	(542)	(36)	109	(874)	7,223
Software	2,980	191	(668)	(3)	230	(280)	2,450
Customer base	1,666	6	(193)	—	26	(54)	1,451
Trademarks	640	—	(22)	—	(232)	(61)	325
Other intangible assets	52	6	(3)	—	(1)	(4)	50
Intangible assets in process	2,130	330	—	—	(1,730)	(38)	692
Total intangible assets	16,034	533	(1,428)	(39)	(1,598)	(1,311)	12,191
(1) Total additions of intangible assets until 06/30/2020, amounted to 545 million euros, including the additions corresponding to companies held for sale during the first half of 2020 (see Note 2).

January-June 2019
Millions of euros	Balance at 12/31/2018	Additions (1)	Amortization	Transfers and others	Translation differences and hyperinflation adjustments	Inclusion of companies	Balance at 06/30/2019
Service concession arrangements and licenses	9,995	3	(603)	(141)	125	—	9,379
Software	2,940	195	(735)	584	26	—	3,010
Customer base	2,138	—	(249)	—	6	—	1,895
Trademarks	690	—	(30)	1	4	—	665
Other intangible assets	77	9	(14)	(19)	—	3	56
Intangible assets in process	1,016	433	—	(476)	2	—	975
Total intangible assets	16,856	640	(1,631)	(51)	163	3	15,980
(1) Total additions of intangible assets until 06/30/2019, amounted to 644 million euros, including the additions corresponding to companies held for sale and sold companies during the first half of 2019 (see Note 2).

Telefónica, S.A. 24

Condensed consolidated interim financial statements 2020

The gross cost, accumulated amortization and impairment losses of intangible assets in the first half of 2020 and December 31, 2019 are as follows:

Balance at 06/30/2020
Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangements and licenses	15,862	(8,639)	—	7,223
Software	15,059	(12,607)	(2)	2,450
Customer base	5,128	(3,677)	—	1,451
Trademarks	908	(583)	—	325
Other intangible assets	937	(885)	(2)	50
Intangible assets in process	692	—	—	692
Total intangible assets	38,586	(26,391)	(4)	12,191

Balance at 12/31/2019
Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangements and licenses	20,414	(11,848)	—	8,566
Software	17,578	(14,597)	(1)	2,980
Customer base	6,544	(4,878)	—	1,666
Trademarks	1,887	(1,247)	—	640
Other intangible assets	956	(901)	(3)	52
Intangible assets in process	2,130	—	—	2,130
Total intangible assets	49,509	(33,471)	(4)	16,034
A reclassification amounting 1,381 million euros between the lines "Intangible assets in process" and "Service concession arrangements and licenses" was made in the first half of 2020, corresponding to the majority of the spectrum licenses acquired by Telefonica Germany in 2019.
In "Transfers and others" in 2020 are included the transfers to "Non-current assets and disposal groups held for sale" of the intangible assets of Telefónica United Kingdom (see Notes 2 and 24).
In "Transfers and others" in 2019 were included the transfers to "Non-current assets held for sale" of intangible assets of Telefónica Móviles Panamá, Telefónica de Costa Rica and Telefonía Celular de Nicaragua (see Notes 2 and 24).
"Additions" by segment are detailed in Note 4.

Telefónica, S.A. 25

Condensed consolidated interim financial statements 2020

Note 6. Goodwill
The movement in goodwill assigned to each Group segment was as follows:

January-June 2020
Millions of euros	Balance at 12/31/2019	Additions	Derecognition	Transfers	Exchange rate impact and other	Balance at 06/30/2020
Telefónica Spain	4,299	—	—	—	—	4,299
Telefónica Brazil	8,814	—	—	—	(2,307)	6,507
Telefónica Germany	4,819	—	—	—	—	4,819
Telefónica United Kingdom	4,847	—	—	(4,750)	(97)	—
Telefónica Hispam	2,530	—	(109)	—	(164)	2,257
Telefónica Infra (Telxius)	2	—	—	—	—	2
Others	92	1	—	—	(1)	92
Total	25,403	1	(109)	(4,750)	(2,569)	17,976

January-June 2019
Millions of euros	Balance at 12/31/2018	Additions	Transfers	Exchange rate impact and other	Balance at 06/30/2019
Telefónica Spain	4,310	—	(6)	—	4,304
Telefónica Brazil	8,991	—	(16)	166	9,141
Telefónica Germany	4,815	—	—	—	4,815
Telefónica United Kingdom	4,611	—	—	(6)	4,605
Telefónica Hispam	2,785	—	(4)	130	2,911
Telefónica Infra (Telxius)	2	—	—	—	2
Others	234	2	(144)	—	92
Total	25,748	2	(170)	290	25,870
Following the agreement between Telefónica and Liberty Global plc to combine their businesses in the United Kingdom (see Note 2), the goodwill allocated to Telefonica United Kingdom was reclassified as an asset held for sale (see Note 24).
In the first half of 2020 goodwill decreased by 2,569 million euros due to the depreciation of most of the currencies against the euro (see Note 2).
In the first half of 2019 the goodwill had increased by 290 million euros mainly as a result of the appreciation of the Brazilian real and the hyperinflation adjustments in Argentina. "Transfers" in the first half of 2019 mainly included the transfer to "Non-current assets classified as held for sale" of the goodwill of Telefónica Móviles Panamá and Telefonía Celular de Nicaragua (see Note 2).
Update of the goodwill impairment test
As explained in Note 2, the crisis caused by COVID-19 has had a significant impact on the results of all the cash generating units in the first half of the year, especially from the second quarter onward. As the indicators point toward an impairment of goodwill, the Group has updated the impairment tests, with special emphasis on those cash-generating units whose recoverable value was closest to the carrying amount at 31 December 2019.
In order to test for impairment, goodwill was allocated to the different cash-generating units (CGUs), which are grouped into the following reportable operating segments:

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Condensed consolidated interim financial statements 2020

Millions of euros	06/30/2020	12/31/2019
Telefónica Spain	4,299	4,299
Telefónica Brazil	6,507	8,814
Telefónica Germany	4,819	4,819
Telefónica United Kingdom	—	4,847
Telefónica Hispam	2,257	2,530
Colombia	170	195
Ecuador	131	130
Chile	784	856
Peru	720	766
Argentina	430	557
Uruguay	21	24
Others T. Hispam	1	2
Telefónica Infra (Telxius)	2	2
Others	92	92
TOTAL	17,976	25,403
The impairment has been analyzed using the basis of the latest strategic plans of the cash-generating units to which the goodwill is allocated. These plans were approved by the Board of Directors in January 2020, except for the plans of the operating businesses in the Telefónica Hispam segment, which were updated during the first quarter of 2020 against the background of the operating spin-off approved on November 27, 2019. These plans reflect an improvement in profitability, through medium- and long-term efficiency measures, which are now being addressed in 2020.
The COVID-19 pandemic has been a remarkable phenomenon that has plunged the world into a period of radical uncertainty, marked by a sudden and unprecedented economic standstill, with serious short-term consequences. Globally, 80% of the value chains ground to a halt. In the United States, all the jobs created in 12 years were destroyed in just one month. This episode has tipped the world into the deepest peacetime recession since the 19th century. Real GDP growth is expected to contract during the first half of 2020 by about 15% in advanced economies and 11% in emerging economies, until it fully recovers by the end of 2021. Fortunately, governments and central banks have made a remarkable global commitment, more than doubling the response to the 2008 crisis (which was already ambitious). Despite these actions, the impact of the crisis in the mid and long term is still not known, and the changes that may occur in the productive structure, the labor market and questions of social behavior, are uncertain. In such a complex situation, it is difficult to establish a single scenario as to how events will play out, so different possible scenarios have to be analyzed.
Accordingly, three scenarios have been considered based on the most recent GDP growth and inflation forecasts available from public and private, local and international public bodies and which can be checked for each of the countries, assigning a probability of occurrence to each scenario based on the distribution of probabilities by prestigious institutions. Under the base scenario, with an assigned probability of 60%, the worst point of the crisis is reached during the second quarter, followed by gradual recovery, with new outbreaks but which are less virulent than the current one. This scenario also takes into account a medium/high effectiveness of the announced fiscal and monetary measures, as well as a limited impact on businesses.
Under the pessimistic scenario, assigned a 30% probability, the recovery will be slower, due to negative factors that increase uncertainty, which impede a gradual return to activity, and where the announced support measures are relatively ineffective.
Lastly, the optimistic scenario, with a 10% probability, assumes a rapid recovery, with a "one-off" effect from the pandemic, where the measures will ensure that the only slump in business activity will be the one we have already experienced.
In order to determine the impact of the crisis in the short and medium term on the business projections of each of the Group's segments, three models have been constructed based on the historical relationship between the economic cycle and revenues, both in nominal and real terms, in volume and in growth rates. Based on the models analyzed, the impact of the crisis has been included in the macroeconomic scenarios discussed above, re-estimating the projected revenues of each CGU, based on the strategic plans approved for the various cash-generating units to which the goodwill is allocated.
The impairment test was carried out using the cash flows from the latest 2020 forecasts for the CGUs. The projected flows were re-estimated over a five-year period based on the macroeconomic models mentioned above, considering the possible

Telefónica, S.A. 27

Condensed consolidated interim financial statements 2020

impacts of the crisis on the operating ratios of each business, and updating projections on events observed in the short term of the plan, such as postponements in spectrum auctions and certain investments in Capex, renegotiation of contracts with suppliers, and impacts on changes in working capital. Lastly, the assumption of constant growth in free cash flow over time has been applied, using a perpetual growth rate to determine the value in perpetuity of each CGU.
An additional analysis has been carried out, using discount cash flow valuations, measuring the sensitivity of the strategic plans approved by the Board of Directors based on the new 2020 year-end forecasts.
For CGUs which had a significant gap between their recoverable value and their carrying amount in the impairment test at 31 December 2019, their values were compared with market prices and/or against sensitivity analyses using strategic plans.
Discount rate
The discount rate applied to cash flow projections is the Weighted Average Cost of Capital (WACC), and it is calculated using the weighted average of the cost of equity and the cost of borrowing, according to the financial structure set for each CGU. This rate has been calculated considering the uncertainty generated by the COVID-19 crisis.
Perpetual growth rate
Cash flow projections from the sixth year onward are calculated using a constant expected growth rate (g), considering analysts' consensus estimates for each business, including the degree of maturity of the industry according to the technology and degree of progress in each country. In turn, each of the parameters obtained is checked against the estimated long-term nominal and real growth of each country's gross domestic product, and also against data on the expected growth of the sector according to external sources, adjusting for those cases that may show special features in terms of expected business performance.
Telefónica Argentina
In the second half of 2019, the Group registered an impairment of goodwill allocated to Telefónica Argentina amounting to €206 million, to €557 million. In the first half of 2020, goodwill was reduced by €18 million because the adjustment for hyperinflation did not offset the depreciation of the Argentine peso at June 30, 2020. Also, the carrying amount of the CGU was reduced in the first half due to the negative operating result recorded by the company affected by the COVID-19 crisis, and amortization of intangible assets and property, plant and equipment above CapEx for the period. As a result, the carrying amount at June 30 is significantly lower than that recorded at December 31, 2019.
The Group has updated Telefónica Argentina's fair value measurement based on the latest approved strategic plan and has prepared different measurement scenarios as described above. The WACC rate, in local currency, considers inflation affecting business cash flows over the plan horizon, converging in perpetuity to a discount rate of around 22% and the nominal perpetual growth of 10% is consistent with the expected normalization of the inflation rate. Both variables are equally aligned with the consensus of Argentine market analysts using the dollar (hard currency). In terms of operating ratios, an average OIBDA margin of 27% is projected over the plan horizon, which is below the long-term projections of analysts for the competition, and a CapEx ratio of around 12%, on average, in line with consensus expectations of peer companies.
As a result of the analysis, additional impairment of goodwill of €109 million allocated to Telefónica Argentina had to be registered, with a counterparty in "Other expenses" in the consolidated income statement for the first half of 2020 (see Note 21).
As for the sensitivity of the calculation, an increase of 200 basis points in the WACC, would generate a negative impact by impairment of goodwill of approximately €310 million, while a decrease in the terminal growth rate of 0.75 percentage points would have a negative impact of €201 million. A decrease of 1.50 percentage points in OIBDA margin would imply an impairment of €230 million, and an increase of 0.75 percentage points in the investment over sales ratio would imply an impairment of €200 million in the accounting valuation of goodwill.
Telefónica del Perú
The impairment test at December 31, 2019 measured the sensitivity to the calculation of the CGU of Telefónica del Perú. During the first half of 2020, both goodwill and the carrying amount of Telefónica del Perú have been significantly reduced due to the depreciation of the Peruvian sol, the operating losses recorded in the first half of the year affected by the COVID-19 crisis and the higher depreciation compared to CapEx additions in the period.
The Group has updated the value in use valuation of Telefónica del Peru's, based on the latest approved strategic plan and has prepared different valuation scenarios as described above. It was found in this analysis that it was not necessary to record an impairment of the goodwill allocated to Telefónica del Perú. The WACC rate considered is 9.1% and the growth rate in

Telefónica, S.A. 28

Condensed consolidated interim financial statements 2020

perpetuity is 2.8%. In terms of operating ratios, an OIBDA margin of 29% and a Capex ratio of 12.5% on average are projected over the plan horizon.
As regards the sensitivity of the calculation, the change in each assumption required for the recoverable value to equal Telefónica del Perú's carrying amount is as follows: (i) WACC rate 1.7%; (ii) perpetual growth rate -2.1%; (iii) long-term OIBDA margin: -3.8%; and (iv) long-term investment ratio: 2.7%.
Note 7. Property, plant and equipment
The composition and movements in "Property, plant and equipment" in the first half of 2020 and 2019 are as follows:

January-June 2020
Millions of euros	Balance at 12/31/2019	Additions (1)	Depreciation	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Balance at 06/30/2020
Land and buildings	3,603	11	(182)	(6)	(56)	(190)	3,180
Plant and machinery	25,006	446	(2,304)	(39)	(759)	(2,099)	20,251
Furniture, tools and other items	1,248	46	(186)	(1)	(293)	(101)	713
PP&E in progress	2,371	1,541	—	(5)	(2,176)	(200)	1,531
Total PP&E	32,228	2,044	(2,672)	(51)	(3,284)	(2,590)	25,675
(1) Total additions of property, plant and equipment until 06/30/2020, amounted to 2,176 million euros, including the additions corresponding to companies held for sale during the first half of 2020 (see Note 2).

January-June 2019
Millions of euros	Balance at 12/31/2018	First application of IFRS 16	Additions (1)	Depre-ciation	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Exclusion of companies	Balance at 06/30/2019
Land and buildings	4,310	(9)	9	(173)	(133)	(160)	16	(6)	3,854
Plant and machinery	25,346	(107)	509	(2,399)	(20)	1,476	272	—	25,077
Furniture, tools and other items	1,201	(133)	42	(216)	(3)	249	9	(1)	1,148
PP&E in progress	2,438	—	2,151	—	2	(2,195)	48	—	2,444
Total PP&E	33,295	(249)	2,711	(2,788)	(154)	(630)	345	(7)	32,523
(1) Total additions of property, plant and equipment until 06/30/2019, amounted to 2,741 million euros, including the additions corresponding to companies held for sale and sold companies during the first half of 2019 (see Note 2).
The gross cost, accumulated depreciation and impairment losses of property, plant and equipment in the first half of 2020 and December 31, 2019 are as follows:

Balance at June 30, 2020
Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	PP&E
Land and buildings	9,615	(6,427)	(8)	3,180
Plant and machinery	88,307	(68,010)	(46)	20,251
Furniture, tools and other items	4,763	(4,046)	(4)	713
PP&E in progress	1,542	—	(11)	1,531
Total PP&E	104,227	(78,483)	(69)	25,675

Telefónica, S.A. 29

Condensed consolidated interim financial statements 2020

Balance at December 31, 2019
Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	PP&E
Land and buildings	10,588	(6,975)	(10)	3,603
Plant and machinery	101,249	(76,186)	(57)	25,006
Furniture, tools and other items	7,041	(5,788)	(5)	1,248
PP&E in progress	2,381	—	(10)	2,371
Total PP&E	121,259	(88,949)	(82)	32,228
In "Transfers and others" in 2020 are mainly included the transfers to "Non-current assets and disposal groups held for sale" of property, plant and equipment of Telefónica United Kingdom (see Notes 2 and 24).
In the first half of 2020, there was an increase in the depreciation of property, plant and equipment amounting to 132 million euros, due to the reduction in the useful lives of certain assets of Telefónica México as a result of the transformation of the operating model announced in November 2019.
In "Transfers and others" in 2019 were included the transfers to "Non-current assets held for sale" of property, plant and equipment of Telefónica Móviles Panamá, Telefónica de Costa Rica and Telefonía Celular de Nicaragua (see Notes 2 and 24), as well as the transfer of the carrying amount of 11 Data Centers located in Spain, Brazil, USA, Mexico, Peru, Chile and Argentina, after the sale agreement.
"Additions" by segment are detailed in Note 4.
Note 8. Related parties
Significant shareholders
The significant shareholders of the Company are Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), BlackRock, Inc. and CaixaBank, S.A.

Based on the information provided by BBVA as at December 31, 2019 for the 2019 Annual Report on Corporate Governance, the shareholding of BBVA in Telefónica’s share capital were 5.18%.

Based on the notification provided by BlackRock, Inc to CNMV and Telefónica, S.A., as at March 30, 2020, the shareholding of BlackRock, Inc. in Telefónica’s share capital was 4.98%.
Based on the notification provided by CaixaBank, S.A. to CNMV and Telefónica, S.A., as at July 10, 2020, the shareholding of BlackRock, Inc. in Telefónica’s share capital was 4.88%.
During the first six months of 2020 and 2019 the Group did not carry out any significant transactions with Blackrock, Inc., other than the dividends paid corresponding to its stake.

Telefónica, S.A. 30

Condensed consolidated interim financial statements 2020

A summary of significant transactions between the Telefónica Group and the companies of BBVA and those of la Caixa, carried out at market prices, is as follows:

Millions of euros	January-June	January-June
	2020	2019
Finance costs	14	21
Receipt of services	10	10
Purchase of goods	28	27
Other expenses	2	—
Total costs	54	58
Finance income	9	14
Dividends received(1)	7	6
Services rendered	37	37
Sale of goods	34	31
Total revenue	87	88
Finance arrangements: loans, capital contributions and others (borrower)	852	600
Guarantees	254	270
Commitments	68	112
Finance arrangements: loans and capital contributions (lessee)	1,155	1,836
Dividends paid	—	111
Factoring operations	250	604
Other transactions	3	9
(1) At June 30, 2020, Telefónica holds a 0,66% stake (0.66% at June 30, 2019) in the share capital of Banco Bilbao Vizcaya Argentaria, S.A.

In addition, the nominal value of outstanding derivatives held with BBVA and la Caixa in the first half of 2020 amounted to 13,513 and 538 million euros, respectively (15,708 million euros held with BBVA and 543 million million euros held with la Caixa in the first half of 2019). This figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying. The net fair value of these same derivatives in the statement of financial position as of June 30, 2020 is 717 and 28 million euros, respectively (503 and -8 million euros, respectively, as of June 30, 2019).
At June 30, 2020 there were collateral guarantees (liabilities) of certain derivatives with BBVA amounting to 456 million euros (174 million euros in the same period of 2019) and with Caixa amounting to 44 million euros (13 million euros in the same period of 2019), included in "Finance arrangements: loans, capital contributions and others (borrower)".
Other related parties
Certain Telefónica Group subsidiaries performed during the first half of 2020 transactions with Global Dominion Access Group, related to the Group´s ordinary course of business. The main operations correspond to Telefónica Spain amounting to 11 million euros (14 million euros in the first half of 2019).
Associates and joint ventures
The breakdown of items related to associates and joint ventures recognized in the consolidated statements of financial position and income statements is as follows:

Millions of euros	06/30/2020	12/31/2019
Investments accounted for by the equity method	433	140
Receivables from associates and joint ventures for current operations (Note 12)	14	37
Payables to associates and joint ventures (Note 17)	68	634

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Condensed consolidated interim financial statements 2020

Millions of euros	January - June 2020	January - June 2019
Share of income (loss) of investments accounted for by the equity method	5	7
Revenue from operations with associates and joint ventures	129	126
Expenses from operations with associates and joint ventures	21	11
Financial expenses with associates and joint ventures	—	1

The breakdown of the main investments accounted for by the equity method and key financial highlights for the period available at the time of preparation of the consolidated financial statements are as follows:

June 2020
Millions of euros
COMPANY	% holding	Total assets	Total liabilities	Revenues	Profit (loss) for the period	Carrying amount
Prosegur Alarmas España, S.L.	50%	80	50	46	7	311
Other						122
TOTAL						433
In September, 2019 Telefónica, S.A. reached an agreement with Prosegur Compañía de Seguridad, S.A. (“Prosegur”) for the acquisition of a 50% stake in Prosegur's alarm business in Spain, with the objective of developing said business through the combination of the complementary capabilities of both companies. On February 28, 2020, after obtaining the relevant regulatory approvals, Telefónica de Contenidos, S.A.U. has acquired 50% of the shares in Prosegur Alarmas España, S.L. for an amount of 306 million euros (see Notes 2 and 9).

Directors’ and Senior Executives’ compensation and other information
Pursuant to the disclosure established in Circular 3/2018, of June 28, of the Comisión Nacional del Mercado de Valores (the Spanish National Securities commission, or “CNMV”), on periodic reporting by issuers, the compensation and benefits paid to members of the Company’s Board of Directors in the first six months of 2020 and 2019 are as follows:

Directors	January- June	January- June
Thousands of euros	2020	2019
Remuneration for belonging to the Board of Directors and/or Board Committees	1,776	1,719
Salary	1,762	1,762
Variable Remuneration in cash (1)	2,931	2,931
Remuneration Systems based on shares (2)	—	—
Compensation	—	—
Long-Term Savings Systems	526	526
Other Concepts	34	31
Total	7,029	6,969
(1) The proportional amount of the target variable remuneration for the period January-June 2020 has been recorded. However, the final amount of this variable remuneration for the 2020 financial year will be that resulting from the degree of compliance with the goals established, as approved by the Company's Board of Directors at its February 2021 meeting, following a favourable report from the Nominating, Compensation and Corporate Governance Committee.
(2) Performance Share Plan (PSP) approved by the 2018 General Shareholders' Meeting. In the first cycle of the Plan (commenced on 1 January 2018, with delivery of the corresponding shares in 2021) a maximum number of 421,000 shares was assigned to the Executive Chairman and 312,000 shares to the Chief Operating Officer. In the second cycle of the Plan (commenced on 1 January 2019, with delivery of the corresponding shares in 2022) a maximum number of 468,000 shares was assigned to the Executive Chairman and 347,000 shares to the Chief Operating Officer. In the third cycle of the Plan (commenced on 1 January 2020, with delivery of the corresponding shares in 2023), as of 30 June 2020 the corresponding shares had not been allocated. It is hereby stated that no shares were delivered to the Executive Directors under the first and second cycles of the PSP, reflecting only the figures indicated: the maximum number of shares potentially deliverable in the event of maximum compliance with the TSR and FCF objective.

Telefónica, S.A. 32

Condensed consolidated interim financial statements 2020

In addition, the total amounts accrued to Senior Executives of the Company, excluding those that are also members of the Board of Directors, for all items in the first six months of 2020 and 2019 are as follows.

Senior Executives	January- June	January- June
Thousands of euros	2020	2019
Total compensation paid to Senior Executives	3,643	6,314

Note 9. Changes in equity and shareholder remuneration
Dividends
Approval was given at the General Shareholders’ Meeting of June 12, 2020 to pay a scrip dividend amounting to approximately 0.40 euros per share in two tranches, consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments, following a specific calculation mechanism which might result in variations of the amount.The distribution of the first tranch, amounting approximately 0.2 euros per share, took place in June of 2020 and the second tranch is envisaged will take place in December 2020, after the adoption of the corresponding corporate resolutions.
At its meeting held on June 12, 2020, the Board of Directors agreed to carry out the execution of the increase in paid-up capital, related to the shareholders compensation by means of a scrip dividend. Thus, each shareholder received one free allotment right for each Telefónica share held. Such free allotment rights were traded on the Continuous Market in Spain during a period of 15 calendar days. Once this trading period ended, the shareholders of 36.99% of the free-of-charge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. Cash payment to these shareholders was made on July 3, 2020, representing an gross impact of 371 million euros.
On the other hand, the shareholders of 63.01% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. So the final number of shares issued after June 30, 2020 in the capital increase was 136,305,986 shares with a nominal value of 1 euro each.
Approval was given at the General Shareholders' Meeting of June 7, 2019 to pay a gross dividend of 0.40 for each company share issued, in circulation and carrying entitlement to this distribution against unrestricted reserves, payable in two tranches. The first payment of a gross amount of 0.20 in cash per share was made on June 20, 2019 amounting to 1,023 million euros and the second payment of a gross amount of 0.20 in cash per share was made on December 19, 2019.
In May 16, 2019 Telefónica's shares ceased to be listed on the London Stock Exchange and in July 12, 2019 Telefónica's shares ceased to be listed on the Argentina Stock Exchange.
Other equity instruments
In February 2020, Telefónica Europe, B.V. announced several transactions on its hybrid capital: (a) a new issue amounting to 500 million euros, guaranteed by Telefónica, S.A. (b) a tender offer on two hybrid instruments, one denominated in pounds sterling and one in euros, with first call dates in November 2020 and September 2021, respectively. The issuer accepted the purchase in cash of any and all of the tendered securities in an aggregate principal amount of 128 million pounds sterling and 232 million euros, respectively; (c) following the settlement of the offer and subsequent cancellation of the repurchased securities, took place the exercise of the early redemption option with respect to both instruments, for the remaining outstanding securities (112 million euros equivalent); (d) additionally, took place the exercise of the redemption option with respect to the 244 million euros outstanding securities issued in March 2014.

On March 30, 2020, Colombia Telecomunicaciones, S.A. ESP exercised of the redemption option with respect to the 500 million U.S. dollars outstanding securities issued in March 2015.

Telefónica, S.A. 33

Condensed consolidated interim financial statements 2020

The characteristics of the undated deeply subordinated securities, the detail of the tender offer and the amounts repurchased in the operation and the amounts amortized in advance, are the following (millions of euros):

Issue date	Annual Fix	Variable	Exercisable from issuer	12/31/2019	Tender Offer	Amount repurchased	Amortization	06/30/2020
02/05/2020	2.502%	from 05/05/2027 rate SWAP + spread incremental	2027	—	—	—	—	500
09/24/2019	2.875%	from 09/24/2027 rate SWAP + spread incremental	2027	500	—	—	—	500
03/14/2019	4.375%	from 03/14/2025 rate SWAP + spread incremental	2025	1,300	—	—	—	1,300
03/22/2018	3%	from 12/04/2023 rate SWAP + spread incremental	2023	1,250	—	—	—	1,250
	3.875%	from 09/22/2026 rate SWAP + spread incremental	2026	1,000	—	—	—	1,000
12/07/2017	2.625%	from 06/07/2023 rate SWAP + spread incremental	2023	1,000	—	—	—	1,000
09/15/2016	3.75%	from 03/15/2022 rate SWAP + spread incremental	2022	1,000	—	—	—	1,000
03/30/2015(*)	8.5%	from 03/30/2020 rate SWAP + spread incremental	2020	452	—	—	(452)	—
03/31/2014	5%	from 03/31/2020 rate SWAP + spread incremental	2020	244	—	—	(244)	—
	5.875%	from 03/31/2024 rate SWAP + spread incremental	2024	1,000	—	—	—	1,000
11/26/2013(**)	6.75%	from 11/26/2020 rate SWAP + spread incremental	2020	205	205	(153)	(52)	—
09/18/2013	7.625%	from 09/18/2021 rate SWAP + spread incremental	2021	292	292	(232)	(60)	—
				8,243				7,550
(*) Issued by Colombia Telecomunicaciones, S.A. ESP (500 million US dollars).
(**) Securities Issued in pounds sterling .

The undated deeply subordinated securities have been issued by Telefónica Europe B.V. unless specified otherwise.
In the first half of 2020, the payment of the coupons related to the undated deeply subordinated securities issued in previous years, impacted by the tender offer, amounted to an aggregate amount, net of tax effect, of 267 million euros, with a balancing entry on “Retained earnings” in the consolidated statements of changes in equity (159 million euros in the first half of 2019). The payments in 2020 have been impacted by the premium of the tender offer amounting to 27 million euros (the impact in 2019 amounted to 28 million euros).
Translation differences
The breakdown of the accumulated contribution of translation differences attributable to equity holders of the parent at June 30 is as follows:

Millions of euros	06/30/2020	12/31/2019
Brazilian real	(14,937)	(10,910)
Bolivar fuerte	(3,749)	(3,728)
Sterling pound	(3,408)	(2,868)
Argentine peso	(2,017)	(1,936)
Other currencies	(1,147)	(810)
Total Group	(25,258)	(20,252)

Telefónica, S.A. 34

Condensed consolidated interim financial statements 2020

Treasury shares
The following transactions involving treasury shares were carried out in the six months ended June 30, 2020 and 2019:

Number of shares
Treasury shares at 12/31/2019	77,562,635
Acquisitions	1,707,651
Employee share option plan	(2,563,503)
Other movements	(49,545,262)
Treasury shares at 06/30/2020	27,161,521

Number of shares
Treasury shares at 12/31/2018	65,496,120
Employee share option plan	(304,139)
Treasury shares at 06/30/2019	76,675,427

On February 28, 2020, after obtaining the relevant regulatory approvals, Telefónica de Contenidos, S.A.U. acquired 50% of the shares in Prosegur Alarmas España, S.L. for an amount of 305.6 million euros in exchange of 49,545,262 shares of Telefónica (see Note 2).
Treasury shares in portfolio at June 30, 2020 are directly held by Telefónica, S.A. and represent 0.52% of its share capital.
The Company maintains derivatives financial instruments subject to net settlement on a notional equivalent of 158 million of Telefónica shares at June 30, 2020 (11 million shares at June 30, 2019), recognized under “Current financial liabilities” in the consolidated statement of financial position.

Equity attributable to non-controlling interests
“Equity attributable to non-controlling interests” represents the share of non-controlling interests in the equity and income or loss for the year of fully consolidated Group companies. The movements in the six months ended June 30, 2020 and 2019 are as follows:

Millions of euros	Balance at 12/31/2019	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/ (loss) for the year	Change in translation differences	Other movements	Balance at 06/30/2020
Telefônica Brasil, S.A.	4,442	—	—	(168)	110	(1,170)	8	3,222
Telefónica Deutschland Holding, A.G.	2,544	—	—	(156)	(23)	—	—	2,365
Colombia Telecomunicaciones, S.A., ESP	526	—	—	—	(10)	(61)	(41)	414
Telefónica Centroamericana Inversiones, S.L.	106	—	—	—	2	(1)	(1)	106
Telxius Telecom, S.A.	681	—	—	(16)	50	(34)	(1)	680
Other	33	(3)	—	(3)	—	(1)	1	27
Total	8,332	(3)	—	(343)	129	(1,267)	(34)	6,814

Telefónica, S.A. 35

Condensed consolidated interim financial statements 2020

Millions of euros	Balance at 12/31/2018	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/ (loss) for the year	Change in translation differences	Other movements	Balance at 06/30/2019
Telefônica Brasil, S.A.	4,604	—	—	(294)	173	85	1	4,569
Telefónica Deutschland Holding, A.G.	2,873	—	—	(247)	(53)	—	(12)	2,561
Colombia Telecomunicaciones, S.A., ESP	523	—	—	—	(3)	10	(3)	527
Telefónica Centroamericana Inversiones, S.L.	316	—	(226)	—	105	7	1	203
Telxius Telecom, S.A.	677	—	—	(46)	47	7	(1)	684
Other	40	—	—	1	(2)	1	(1)	39
Total	9,033	—	(226)	(586)	267	110	(15)	8,583

Note 10. Financial assets and other non-current assets
The breakdown of financial assets and other non-current assets of the Telefónica Group at June 30, 2020 and December 31, 2019 is as follows:

Millions of euros	06/30/2020	12/31/2019
Non-current financial assets (Note 13)	7,322	6,392
Investments	391	600
Long-term receivables for indirect taxes	217	188
Other long-term credits	270	353
Deposits and guarantees	792	1,285
Trade receivables	410	719
Receivables for subleases	9	12
Impairment of trade receivables	(110)	(154)
Derivative financial assets (Note 15)	5,343	3,389
Other non-current assets	579	731
Contractual assets	147	138
Deferred expenses	188	221
Prepayments	244	372
Total	7,901	7,123
Financial assets and other non-current assets of Telefónica United Kingdom are registered in "Non-current assets and disposal groups classified as held for sale" of the statement of financial position at June 30, 2020 (see Notes 2 and 24).
Note 11. Inventories
The detail of inventories of the Telefónica Group at June 30, 2020 and December 31, 2019 is as follows:

Millions of euros	06/30/2020	12/31/2019
Audiovisual rights, handsets and other inventories	1,513	2,052
Inventories impairment provision	(46)	(53)
Inventories	1,467	1,999
Inventories of Telefónica United Kingdom are registered in "Non-current assets and disposal groups classified as held for sale" of the statement of financial position at June 30, 2020 (see Notes 2 and 24).

Telefónica, S.A. 36

Condensed consolidated interim financial statements 2020

Note 12. Receivables and other current assets
The detail of receivables and other current assets of the Telefonica Group at June 30, 2020 and December 31, 2019 is as follows:

Millions of euros	06/30/2020	12/31/2019
Receivables (Note 13)	6,500	8,752
Trade receivables	8,715	10,969
Impairment of trade receivables	(2,617)	(2,798)
Receivables from associates and joint ventures (Note 8)	14	37
Other receivables	388	544
Other current assets	1,498	2,033
Contractual assets	99	351
Capitalized costs	487	625
Prepayments	912	1,057
Total	7,998	10,785
Receivables and other current assets of Telefónica United Kingdom are registered in "Non-current assets and disposal groups classified as held for sale" of the statement of financial position at June 30, 2020 (see Notes 2 and 24).
In the first half of 2020 the impact of impairment of trade receivables in the consolidated income statement (see Note 21) amounted to 514 million euros (468 million euros in the first half of 2019), affected by the COVID-19 pandemic (mainly in Telefónica Hispam). The detail of the age of the accounts receivable balances from customers and their corrections for impairment at June 30, 2020 and December 31, 2019 is as follows:

	06/30/2020
Millions of euros	Trade receivables	Impairment
Trade receivables pending billing	2,134	(16)
Amount not overdue invoiced	2,394	(158)
Less than 90 days	1,141	(161)
Between 90 and 180 days	578	(191)
Between 180 and 360 days	492	(284)
More than 360 days	1,976	(1,807)
Total	8,715	(2,617)

	12/31/2019
Millions of euros	Trade receivables	Impairment
Trade receivables pending billing	2,680	(19)
Amount not overdue invoiced	3,978	(242)
Less than 90 days	1,299	(195)
Between 90 and 180 days	504	(201)
Between 180 and 360 days	602	(440)
More than 360 days	1,906	(1,701)
Total	10,969	(2,798)

Telefónica, S.A. 37

Condensed consolidated interim financial statements 2020

Note 13. Breakdown of financial assets by category
The breakdown of financial assets of the Telefónica Group at June 30, 2020 and December 31, 2019 is as follows:

June 30, 2020
Millions of euros	Fair value through profit or loss		Fair value through Other Comprehensive Income		Hedges	Measurement hierarchy			Amortized cost	Total carrying amount	Total fair value
	Held for trading	Fair value option	Debt instruments	Equity instruments		Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)
Non-current financial assets (Note 10)	764	—	79	358	4,619	304	5,516	—	1,502	7,322	7,322
Investments	33	—	—	358	—	285	106	—	—	391	391
Credits and other financial assets	7	—	—	—	—	7	—	—	480	487	487
Deposits and guarantees	—	—	—	—	—	—	—	—	792	792	792
Derivative instruments	724	—	—	—	4,619	12	5,331	—	—	5,343	5,343
Trade receivables	—	—	79	—	—	—	79	—	331	410	300
Trade receivables for subleases	—	—	—	—	—	—	—	—	9	9	9
Impairment of trade receivables	—	—	—	—	—	—	—	—	(110)	(110)	—
Current financial assets	905	—	626	—	1,543	204	2,870	—	13,850	16,924	16,924
Trade receivables (Note 12)	—	—	625	—	—	—	625	—	8,492	9,117	6,500
Impairment of trade receivables (Note 12)	—	—	—	—	—	—	—	—	(2,617)	(2,617)	—
Other current financial assets	905	—	1	—	1,543	204	2,245	—	1,160	3,609	3,609
Cash and cash equivalents	—	—	—	—	—	—	—	—	6,815	6,815	6,815
Total financial assets	1,669	—	705	358	6,162	508	8,386	—	15,352	24,246	24,246
At June 30, 2020, there were deposits related to the collateral guarantees on derivatives signed by Telefónica, S.A. and its counterparties for the credit risk management of derivatives amounting to 273 million euros of which 32 million euros cross currency swap (403 million euros at December 31, 2019 that included 80 million euros related to cross currency swap).
In addition, 198,500 bonds issued by Telefónica Emisiones, S.A.U. are deposited in a securities account of Telefónica S.A. linked to these collateral contracts as guarantee for a nominal amount of 177 million euros (145,000 bonds for a nominal amount of 129 million euros at December 31, 2019).
The calculation of the fair values of the Telefónica Group's debt instruments required an estimate, for each currency and counterparty, of a credit spread curve using the prices of the Group's bonds and credit derivatives.

Telefónica, S.A. 38

Condensed consolidated interim financial statements 2020

December 31, 2019
Millions of euros	Fair value through profit or loss		Fair value through Other Comprehensive Income		Hedges	Measurement hierarchy			Amortized cost	Total carrying amount	Total fair value
	Held for trading	Fair value option	Debt instruments	Equity instruments		Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)
Non-current financial assets (Note 10)	757	—	104	565	2,676	511	3,591	—	2,290	6,392	6,392
Investments	35	—	—	565	—	496	104	—	—	600	600
Credits and other financial assets	9	—	—	—	—	9	—	—	532	541	541
Deposits and guarantees	—	—	—	—	—	—	—	—	1,285	1,285	1,285
Derivative instruments	713	—	—	—	2,676	6	3,383	—	—	3,389	3,389
Trade receivables	—	—	104	—	—	—	104	—	615	719	565
Trade receivables for subleases	—	—	—	—	—	—	—	—	12	12	12
Impairment of trade receivables	—	—	—	—	—	—	—	—	(154)	(154)	—
Current financial assets	960	—	567	—	1,104	317	2,314	—	15,286	17,917	17,917
Trade receivables (Note 12)	480	—	567	—	—	—	1,047	—	10,503	11,550	8,752
Impairment of trade receivables (Note 12)	—	—	—	—	—	—	—	—	(2,798)	(2,798)	—
Other current financial assets	480	—	—	—	1,104	317	1,267	—	1,539	3,123	3,123
Cash and cash equivalents	—	—	—	—	—	—	—	—	6,042	6,042	6,042
Total financial assets	1,717	—	671	565	3,780	828	5,905	—	17,576	24,309	24,309

Telefónica, S.A. 39

Condensed consolidated interim financial statements 2020

Note 14. Financial liabilities
The composition of issues, loans and other payables, and derivative instruments, by category at June 30, 2020 and December 31, 2019 is as follows:

June 30, 2020
	Fair value through profit or loss			Measurement hierarchy (1)
Millions of euros	Held for trading	Fair value option	Hedges	Level 1	Level 2	Level 3	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	—	—	—	—	—	—	44,254	44,254	47,052
Loans and other payables	—	—	—	—	—	—	6,162	6,162	5,695
Derivative instruments (Note 15)	1,235	—	2,456	45	3,646	—	—	3,691	3,691
Total	1,235	—	2,456	45	3,646	—	50,416	54,107	56,438

December 31, 2019
	Fair value through profit or loss			Measurement hierarchy (1)
Millions of euros	Held for trading	Fair value option	Hedges	Level 1	Level 2	Level 3	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	—	—	—	—	—	—	44,994	44,994	49,474
Loans and other payables	—	—	—	—	—	—	4,488	4,488	4,511
Derivative instruments (Note 15)	961	—	1,921	59	2,823	—	—	2,882	2,882
Total	961	—	1,921	59	2,823	—	49,482	52,364	56,867
(1) Level 1; Quoted prices; Level 2: Other directly observable market inputs; Level 3: inputs not based on observable market data.

Part of the amount owed by the Telefónica Group includes restatements to amortized cost at June 30, 2020 and December 31, 2019 as a result of fair value interest rate and exchange rate hedges.
The valuation techniques and the variables used for the fair value measurement of financial instruments are the same as those used for the elaboration of the annual consolidated financial statements for 2019.
Net financial debt as of June 30, 2020 includes a positive value of the derivatives portfolio for a net amount of 3.969 million euros. In this amount, 674 million euros are due to hedges (cross currency swaps) to transfer financial debt issued in foreign currency to local currency (a positive value of 1.948 million euros and 839 million euros due to hedges at December 31, 2019).
The Group entered into agreements to extend payment terms with various suppliers, or with factoring companies when such payments are discounted. The corresponding amount pending payment is recognized in “Loans and other payables” (88 million euros as of June 30, 2020 and 220 million euros as of December 31, 2019). The heading “Financed operating payments and investments in property, plant and equipment and intangible assets payments”, in the “Net cash used in financing activities” flow of the consolidated statement of cash flow amounted to 231 million euros (358 million euros in the first half of 2019) and included the payments related to financed spectrum licenses amounting to 55 million euros (40 million euros in the same period of 2019) and payments to suppliers or with factoring companies with extended terms amounting to 176 million euros (318 million euros in the first half of 2019).
As of June 30, 2020, the Telefónica Group presented undrawn committed credit facilities arranged with banks for an amount of 13,279 million euros (of which 12,517 million euros maturing in more than twelve months). In addition, the Group maintains liquidiy of 4,000 million of pounds to secure funding for the joint venture of O2 and Virgin Media (see Note 2).

Telefónica, S.A. 40

Condensed consolidated interim financial statements 2020

The description of the main issues or redemptions in the first half of 2020 is as follows (in millions):

Issuer	ISIN Code	Issue / Redemption	Type of security	Transaction date	Nominal amount (million)	Issue currency	Equivalent (millions euros)	Interest rate	Listing Market
Telefónica Emisiones, S.A.U.	XS2112289207	Issue	Bond	02/03/20	1,000	EUR	1,000	0.664%	Dublin
Telefónica Emisiones, S.A.U.	XS2177441990	Issue	Bond	05/21/20	1,250	EUR	1,250	1.201%	Dublin
Telefónica Emisiones, S.A.U.	XS2177442295	Issue	Bond	05/21/20	750	EUR	750	1.807%	Dublin
Telefónica Emisiones, S.A.U.	XS0842214818	Redemption	Bond	01/20/20	(1,200)	EUR	(1,200)	4.710%	Dublin
Telefónica Emisiones, S.A.U.	XS0753149144	Redemption	Bond	03/12/20	(700)	GBP	(790)	5.597%	Dublin
Telefónica Emisiones, S.A.U.	US87938WAM55	Redemption	Bond	04/27/20	(1,400)	USD	(1,290)	5.134%	New York
Colombia Telecomunicaciones, S.A. E.S.P.	USP28768AA04	Redemption (*)	Bond	06/12/20	(320)	USD	(282)	5.375%	Luxembourg
Telefónica, S.A.	various	Issue	Promissory Note	various	484	EUR	484	(0.111)%	n/a
Telefónica, S.A.	various	Redemption	Promissory Note	various	(82)	EUR	(82)	(0.289%)	n/a
Telefónica Europe, B.V.	various	Issue	Commercial Paper	various	2,008	EUR	2,008	(0.239%)	n/a
Telefónica Europe, B.V.	various	Redemption	Commercial Paper	various	(1,966)	EUR	(1,966)	(0.307%)	n/a
(*) On June 12, 2020 there was an early redemption for USD 320 million of the bond issued on September 27,2012 for a total amount of USD 750 million and originally scheduled to mature in 2022.
Telefónica, S.A. has a full and unconditional guarantee on issues made by Telefónica Emisiones, S.A.U. and Telefónica Europe, B.V.
On May 22, 2020, Telefónica Emisiones, S.A.U. repurchased bonds for a total nominal amount of 894 million euros. The maturity of the repurchased bonds was March 2021 (128 million euros), September 2021 (241 million euros), April 2022 (290 million euros), and May 2022 (235 million euros).

Telefónica, S.A. 41

Condensed consolidated interim financial statements 2020

Interest-bearing debt arranged in the first half of 2020 includes mainly the following:

Description	Limit 06/30/2020 (millions euros)	Currency	Outstanding balance 06/30/2020 (million euros)	Arrangement date	Maturity date	Drawndown January-June 2020 (million euros)	Repayment January-June 2020 (million euros)
Telefónica, S.A.
Bilateral credit (1)	135	EUR	—	05/14/19	05/14/24	—	—
Bilateral loan	—	EUR	150	11/08/19	03/12/30	150	—
Bilateral loan	—	EUR	200	12/04/19	05/06/27	200	—
Colombia Telecomunicaciones S.A. E.S.P.
Bilateral loan	—	USD	192	02/25/20	03/24/25	192	—
Syndicated	—	USD	286	03/18/20	03/18/25	286	—
Telefónica Germany GmbH & Co. OHG
BEI Financing (Tranche 2)	150	EUR	—	01/14/20	01/14/29	—	—
T. Móviles Chile, S.A.
Bilateral loan	—	USD	125	04/17/20	04/20/21	125	—
T. UK Limited
Syndicated (2)	4,000	GBP	—	05/07/20	11/07/21	—	—
(1) On 02/18/2020 there was a decrease in the limit of the bilateral credit from 300 million euros to 135 million euros.
(2) The syndicated has two six-months extension options at T. UK Limited request with a maturity up to 2022.
Note 15. Derivative financial instruments
The net position of the derivatives arranged of the Telefónica Group at June 30, 2020 and December 31, 2019 is as follows:

Millions of euros	06/30/2020	12/31/2019
Non-current asset derivatives (Note 10)	5,343	3,389
Current asset derivatives	2,317	1,441
Non-current liability derivatives (Note 14)	(3,064)	(2,358)
Current liability derivatives (Note 14)	(627)	(524)
Net asset position	3,969	1,948
The variation in first half of 2020 represents an increase of 2,021 million euros of asset mainly explained by the decrease in dollar interest rates, together with the depreciation of Brazilian Real versus euro and pound sterling versus euros exchange rate.

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Note 16. Payables and other non-current liabilities
The breakdown of "Payables and other non-current liabilities" of the Telefónica Group at June 30, 2020 and December 31, 2019 is as follows:

Millions of euros	06/30/2020	12/31/2019
Payables	1,547	1,553
Trade payables	85	86
Debt for spectrum acquisition	1,306	1,362
Other payables	156	105
Other non-current liabilities	1,053	1,375
Contractual liabilities	596	851
Deferred revenue	302	336
Tax payables	155	188
Total	2,600	2,928
Payables and other non-current liabilities of Telefónica United Kingdom are registered in "Liabilities associated with non-current assets held for sale" of the statement of financial position at June 30, 2020 (see Notes 2 and 24).
Note 17. Payables and other current liabilities
The breakdown of "Payables and other current liabilities" of the Telefónica Group at June 30, 2020 and December 31, 2019 is as follows:

Millions of euros	06/30/2020	12/31/2019
Payables	9,776	13,307
Trade payables	5,749	8,095
Payables to suppliers of property, plant and equipment	2,161	3,019
Debt for spectrum acquisition	149	196
Other payables	922	1,081
Dividends pending payment	727	282
Payables to associates and joint ventures (Note 8)	68	634
Other current liabilities	1,058	1,596
Contractual liabilities	770	1,283
Deferred revenue	111	120
Advances received	177	193
Total	10,834	14,903
Payables and other current liabilities of Telefónica United Kingdom are registered in "Liabilities associated with non-current assets held for sale" of the statement of financial position at June 30, 2020 (see Notes 2 and 24).

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Note 18. Provisions
The amounts of provisions in of the Telefónica Group at June 30, 2020 and December 31, 2019 is as follows:

	06/30/2020			12/31/2019
Millions of euros	Current	Non-current	Total	Current	Non-current	Total
Employee benefits	959	5,339	6,298	1,110	5,789	6,899
Termination plans	334	574	908	486	729	1,215
Post-employment defined benefit plans	9	492	501	11	565	576
Other benefits	616	4,273	4,889	613	4,495	5,108
Desmantling of assets	37	896	933	96	847	943
Other provisions	383	1,583	1,966	466	1,850	2,316
Total	1,379	7,818	9,197	1,672	8,486	10,158
Provisions of Telefónica United Kingdom are registered in "Liabilities associated with non-current assets held for sale" of the statement of financial position at June 30, 2020 (see Notes 2 and 24).
Note 19. Leases
The movement of rights of use in the first half of 2020 and 2019 is as follows:

Millions of euros	Rights of use
Balance at 12/31/2019	6,939
Additions	674
Amortization	(851)
Disposals	(68)
Translation differences and hyperinflation	(616)
Transfers and others	(664)
Balance at 06/30/2020	5,414

Millions of euros	Rights of use
Balance at 12/31/2018	—
First application impacts due to accounting changes	7,870
Balance at 01/01/2019	7,870
Additions	618
Amortization	(829)
Disposals	(83)
Translation differences and hyperinflation	80
Transfers and others	(252)
Balance at 06/30/2019	7,404
Additions of rights of use are detailed in Note 4.
In "Transfers and others" in 2020 are included the transfers of "Non-current assets held for sale" of rights of use of Telefónica United Kingdom (see Notes 2 and 24).
In the first half of 2020, there was an increase in amortization of rights of use amounting to 62 million euros, due to the reduction in the useful lives of certain rights of use of Telefónica México as a result of the transformation of the operating model announced in November 2019.

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The detail by nature of the rights of use at June 30, 2020 and December 31, 2019 is as follows:

Millions of euros	06/30/2020	12/31/2019
Rights of use on land and natural properties	1,415	1,514
Rights of use on buildings	2,515	3,793
Rights of use on plant and machinery	1,305	1,434
Other rights of use	179	198
Total	5,414	6,939
The movement of lease liabilities in the first half of 2020 and 2019 is as follows:

Millions of euros	Lease liabilities
Balance at 12/31/2019	7,226
Additions	701
Principal and interests payments	(923)
Disposals	(86)
Accrued interests	80
Translation differences	(671)
Transfers and others	(644)
Balance at 06/30/2020	5,683

Millions of euros	Lease liabilities
Balance at 12/31/2018	—
First application impacts due to accounting changes	7,705
Balance at 01/01/2019	7,705
Additions	678
Principal and interests payments	(894)
Disposals	(81)
Accrued interests	98
Translation differences	67
Transfers and others	(238)
Balance at 06/30/2019	7,335
"Transfers and others" in the first half of 2019 included the transfer to "Liabilities associated with non-current assets classified as held for sale" of the lease liabilities of Telefónica Móviles Panamá, Telefónica de Costa Rica and Telefonía Celular de Nicaragua (see Notes 2 and 24).
Note 20. Average number of Group employees
The average number of Group employees in the first six months of 2020 and 2019 is as follows:

Average number of employees	January - June 2020	January - June 2019
Males	70,481	74,120
Females	43,140	44,894
Total	113,621	119,014

These figures include the average number of employees of Telefónica United Kingdom amounting 6,669 people in the first half of 2020 (7,012 people in the same period of 2019).

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Note 21. Other income and Other expenses
Other income
The breakdown of “Other income” is as follows:

Millions of euros	January - June 2020	January - June 2019
Own work capitalized	410	431
Gain on disposal of companies	—	285
Gain on disposal of other assets	104	181
Government grants	9	10
Other operating income	160	322
Total	683	1,229
"Gain on disposal of companies" in the first half of 2019 mainly included the gains on disposal of Antares and Telefonía Celular de Nicaragua (see Note 2).
"Other operating income" in the first half of 2019 included 103 million euros corresponding to the amount received for the irrevocable sale of the future credit rights that might arise from the favorable resolution of a number of claims and lawsuits of various kinds that Telefónica had filed at the date of the sale agreement, which are currently pending resolution. Furthermore, the agreement includes an additional amount of 51 million euros collected from the sale of future credit rights that might arise from claims filed within four years following the date of the agreement. Of this amount, 25 million euros were not yet recognized in the income statement at June 30, 2020. The agreement do not provide for direct or indirect repayment, full or partial, of the cash received, irrespective of the future outcome of such claims.
Other expenses
The breakdown of “Other expenses” is as follows:

Millions of euros	January - June 2020	January - June 2019
Leases included in "Other expenses" (1)	48	102
External services	4,918	5,775
Taxes other than income tax	475	484
Impairment of trade receivables	514	468
Losses on disposal of fixed assets and changes in provisions for fixed assets	15	37
Goodwill impairment (Note 6)	109	—
Other operating expenses	202	220
Total	6,281	7,086
(1) Since the entry into force of IFRS 16, only short term leases and leases of low-value or intangible assets are included.
"Goodwill impairment" in the first half of 2020 corresponds to the impairment loss recognised on the goodwill allocated to Telefónica Argentina (see Note 6).
Note 22. Income tax matters
The deviation in the first six months of 2020 and 2019 with respect to the income tax expense that would result from applying the statutory tax rates prevailing in each country where the Telefónica Group operates is due to the existence of tax incentives and non-deductible expenses in accordance with the rulings of the various tax authorities, and the recognition of the tax effects identified in the Group's regular evaluation of the recoverability of deferred tax assets.

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Deferred tax assets
Deferred tax assets in the accompanying consolidated statements of financial position include the tax loss carryforwards, unused tax credits recognized and deductible temporary differences recognized at the end of the reporting period.

Millions of euros	06/30/2020	12/31/2019
Tax credits for loss carryforwards	2,760	2,884
Unused tax deductions	1,474	1,459
Deferred tax assets for temporary differences	2,089	2,339
Total deferred tax assets	6,323	6,682
The Group assesses the recoverability of deferred tax assets based on the future activities carried out by the different companies, on tax regulations in the different countries in which these companies operate, and on the strategic decisions affecting the companies. As a result of the crisis caused by the COVID-19 pandemic, at 30 June 2020 the assumptions made and the estimate of the realisation of deferred tax assets were reassessed and it was concluded that there was no need to reverse any of the amounts recognised in the Consolidated Financial Statement.
Tax payables and receivables
Current tax payables and receivables at June 30, 2020 and December 31, 2019 are as follows:

Millions of euros	06/30/2020	12/31/2019
Current income taxes payable	974	1,073
Indirect taxes payable	359	817
Other current income taxes payable	585	670
Total	1,918	2,560

Millions of euros	06/30/2020	12/31/2019
Current income taxes receivable	481	507
Indirect taxes receivable	608	941
Other current income taxes receivable	96	113
Total	1,185	1,561
Tax payables of Telefónica United Kingdom are registered in "Liabilities associated with non-current assets held for sale" of the statement of financial position at June 30, 2020 (see Notes 2 and 24).
Regarding to credits pending of compensation related to favorable court rulings obtained by Telefónica Brasil which recognized the right to deduct the ICMS from the calculation basis of the Company's contributions to PIS and COFINS, the balance at June 30, 2020 amounted to 100 million euros (452 million euros at December 31, 2019), included in Indirect taxes receivable.
Tax refund related to overpayments made by Telefónica in the tax years 2008 to 2011
On January 23, 2019, Telefónica was notified of a resolution issued by the Central Economic-Administrative Court which partially upheld the claims brought by Telefónica against the assessments relating to the 2008-2011 Corporate Income Tax Audit. This resolution led to a tax refund related to overpayments made by the company in those tax years.
On March 15, 2019, Telefonica was notified of an Execution Notice in connection with the above mentioned resolution. Said Execution Notice ordered a 702 million euros refund to Telefónica, pertaining to overpayments made in those tax years, which was paid to Telefónica in the that month (included in "Taxes proceeds/(paid)" of the consolidated statement of cash flow). Telefónica filed an appeal with the Central Economic-Administrative Tax Court against the Execution Notice. Such appeal was resolved favorably to Telefónica's interests on June 13, 2019, resulting in a new refund of 201 million euros related to compensating interests, which was recorded as lower Corporate income tax for the first half of 2019 in the accompanying consolidated income statement. Telefónica received this payment in July 2019.

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Note 23. Other information
Litigation
With regard to ongoing litigation, the main developments in litigation reported in Note 29.a) to the consolidated annual financial statements for the year ended December 31, 2019, from that date to the date of authorization for issue of these interim financial statements are as follows:
Claim by Entel against Telefónica de Argentina, S.A.
On March 26, 2019, the Court of First Instance finally ruled to approve the liquidation that ENTEL had submitted for an amount of 1,689 million Argentine pesos (approximately 21 million euros). TASA appealed that ruling before the Court of Appeals. Due to the new confirmation of the accounting, a new appeal will be filed before the Argentine Supreme Court.
ICSID Arbitration Telefónica, S.A. vs. Republic of Colombia
On July 3, 2020 Colombia filed its reply to the claim filed by Telefónica before the ICSID.

Telefónica's lawsuit against Millicom International Cellular for default in the sale of Telefónica Costa Rica
Telefónica, SA (Telefónica) and Millicom International Cellular, S.A. (Millicom) reached an agreement on February 20, 2019 for the purchase and sale of the entire capital stock of Telefónica de Costa Rica TC, S.A.
In March 2020, Telefónica informed Millicom that, once the pertinent regulatory authorizations had been obtained and all the other conditions established in the aforementioned agreement for the execution of the sale had been completed, the execution of the contract and the closing of the transaction should be in April 2020.
Millicom expressed its refusal to proceed with the closure, arguing that one of the Costa Rican administrative authorities had not issued the appropriate authorization.
On May 25, 2020, Telefónica filed a lawsuit against Millicom before the New York Supreme Court, considering that Millicom has breached the terms and conditions established in the sale contract, demanding compliance with the provisions of the aforementioned agreement, and compensation for all damages that this unjustified breach could cause to Telefónica.
On June 29, 2020 Millicom filed a Motion to Dismiss, to which Telefónica replied on July 8, 2020.
Other proceedings
As of the date, the Group is currently cooperating with governmental authorities (and, where appropriate, conducting the relevant internal investigations) regarding requests for information potentially related, directly or indirectly to possible violations of applicable anti-corruption laws. Telefónica believes that, considering the size of the Group, any potential penalty as a result of matters relating to those specific information requests would not materially affect the Group's financial condition.

Commitments
The main developments with regard to commitments and information reported in this connection in Note 29.c) to the consolidated financial statements for the year ended December 31, 2019, from that date to the date of authorization for issue of these interim financial statements are as follows:
Agreement to share network infrastructure between Telefônica Brasil (VIVO) and TIM
The Telecommunications and Competition regulatory authorities ("Agência Nacional de Telecomunicações” - ANATEL and “Conselho Administrativo de Defesa Económica” - CADE) approved on April 30, 2020 and June 3, 2020, respectively, the two agreements for the share of 2G, 3G and 4G mobile network infrastructure executed between Telefônica Brasil S.A. and TIM S.A. on December 19, 2019.
Creation of 50/50 JV with Liberty Global for the combination of both group’s businesses in UK
On May 7, 2020 Telefónica, S.A. and Liberty Global plc reached an agreement to combine into a 50-50 joint venture their operating businesses in the UK (O2 Holdings Ltd. and Virgin Media UK, respectively) to create an integrated communications provider in the UK with over 46 million video, broadband and mobile subscribers and 11 billion pounds sterling of revenue.

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The transaction is subject to regulatory approvals, consummation of the recapitalizations and other customary closing conditions. As of the date of these interim financial statements, such conditions have not been met.
Regulatory measures adopted during the Covid-19
As a result of COVID 19, in the most relevant jurisdictions where Telefonica operates, governments have imposed various temporary measures on telecommunications operators aimed at protecting the most vulnerable consumers.
These measures include the following: ban on suspending service due to debt (Peru, Ecuador, Spain, Argentina and Colombia), payment instalments and deferment of payment without surcharges (Peru, Ecuador, Spain, Argentina and Colombia), and a ban on raising prices (Ecuador and Argentina). In Brazil, an obligation was imposed to send text messages (SMS) about the care needed for the prevention of this disease to our user database. In Germany, customers can reject claims for breach of contract and the use of COVID's contact tracking application is free of charge, with no data consumption. In Spain, commercial campaigns requiring number portability were banned, as well as the suspension of all fixed and mobile number portability operations that where not in progress, and the obligation of continuity for critical operators of essential services was mandatory. In the United Kingdom, the only enforceable requirement imposed by the Government that has an impact on this sector, concerns the possibility for the consumer to delay credit payments for mobile phone loans. In addition, in most countries, Telefonica operators agreed with the Government to offer a package of minimum connectivity services at a reduced or free price, along with free access to platforms in connection with health, education, emergency services and information on Covid.
On the other hand, in Peru, Brazil and Colombia the government adopted measures to facilitate operators to comply with quality obligations. In addition, in Peru, the regulatory framework for infrastructure deployment was made more flexible, and the possibility of temporary assignment of spectrum at no cost for 6 months, extended for the same period, was established; In this context, at Telefónica's request, the Ministerio de Transportes y Comunicaciones (MTC) assigned 20 MHz in 50 districts of Lima for 6 months, renewable for the same period. in Spain, the auction of spectrum in the 700 MHz band was delayed, and in Germany, the Federal Government agreed to reduce VAT from 19% to 16% during the period.

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Note 24. Operations held for sale
The detail of non-current assets and disposal groups classified as held for sale and liabilities associated with non-current assets held for sale at June 30, 2020 and December 31, 2019 are as follows:

Millions of euros	06/30/2020	12/31/2019
Telefónica United Kingdom	12,560	—
Telefónica Móviles El Salvador	337	327
Telefónica de Costa Rica	476	439
Other assets	40	52
Non-current assets and disposal groups classified as held for sale	13,413	818
Telefónica United Kingdom	3,605	—
Telefónica Móviles El Salvador	137	136
Telefónica de Costa Rica	241	244
Liabilities associated with non-current assets held for sale	3,983	380

On January 24, 2019, Telefonica Centroamérica Inversiones, S.L. reached an agreement for the sale of the 99.3% of Telefónica Móviles El Salvador, S.A. de C.V. (see Note 2).
On February 20, 2019 Telefónica reached an agreement for the sale of the entire share capital of Telefónica de Costa Rica TC, S.A. (see Note 2).
Additionally, on May 7, 2020, Telefónica has reached an agreement with Liberty Global plc to combine into a 50-50 joint venture their operating businesses in the UK (see Note 2).

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The detail of non-current assets held for sale and liabilities associated to non-current assets held for sale to Telefónica de Costa Rica, Telefónica Móviles El Salvador and Telefónica United Kingdom at June 30, 2020 is as follows:

Million euros	T. Costa Rica	T. El Salvador	T. United Kingdom
Non-current assets	377	286	10,502
Intangible assets	71	37	1,670
Goodwill	—	64	4,521
Property, plant and equipment	106	124	3,251
Rights of use	147	54	635
Investments accounted for by the equity method	—	—	9
Financial assets and other non-current assets	21	4	415
Deferred tax assets	32	3	1
Current assets	99	51	2,058
Inventories	11	5	132
Receivables and other current assets	60	33	1,803
Tax receivables	2	3	—
Other financial current assets	—	2	113
Cash and cash equivalents	26	8	10
Non-current liabilities	164	72	872
Non-current financial liabilities	—	9	—
Non-current lease liabilities	100	36	400
Payables and other non-current liabilities	—	1	238
Deferred tax liabilities	61	21	139
Non-current provisions	3	5	95
Current liabilities	77	65	2,733
Current financial liabilities	—	31	4
Current lease liabilities	24	9	199
Payables and other current liabilities	44	24	1,896
Current tax payables	9	1	562
Current provisions	—	—	72

Note 25. Events after the reporting period
The following events regarding the Telefónica Group took place between the reporting date and July 29, 2020:
Financing
•On July 13, 2020, Telefónica Emisiones, S.A.U., under its Guarantee Euro Programme for the Issuance of Debt Instruments (EMTN Programme), made a private issuance of notes in the Euro market, guaranteed by Telefónica, S.A. amounting to 500 million euros. These issuance are due on July 13, 2040, with an annual coupon of 1.864% and are issued at par (100%).
•On July 17, 2020, Colombia Telecomunicaciones S.A. E.S.P., made an issuance of notes amounting to 500 million dollars. These issuance are due on July 17, 2030, with an annual coupon of 4.95% and are issued at par (100%).
Shareholder compensation by means of a scrip dividend
On July 1, 2020 the free-of charge allotment rights trading period for the first capital increase with charge to reserves related to the shareholder compensation by means of a scrip dividend ended.

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The shareholders of 36.99% of the free-of-charge allotment rights accepted the purchase commitment assumed by Telefónica, S.A. The gross amount paid by Telefónica, S.A. for these rights amounted to 370,712,083.42 euros. The company waived the rights thus acquired, that have been amortized.
On the other hand, the shareholders of 63.01% of the free-of-charge allotment rights opted to receive new shares of Telefónica S.A. Therefore, the final number of ordinary shares with a nominal value of 1 euro issued in the capital increase was 136,305,986, corresponding to 2.63% of the share capital, being the amount of the capital increase 136,305,986 euros.
As a result, the amount of the share capital of Telefónica, S.A. after the capital increase has been set at 5,328,437,672 euros, divided into 5,328,437,672 shares.
On July 14, 2020 the new shares were admitted to listing on the four Spanish stock exchanges and were traded on the Spanish Automated Quotation System (Sistema de Interconexión Bursátil Español). On July 15, 2020 ordinary trading of the new shares in Spain began. Additionally, listing applications have also be made for the new shares on the other foreign stock exchanges where Telefónica, S.A. is listed (namely, the New York Stock Exchange and the Lima Stock Exchange-Peru).
Commitments derived from the agreements reached for the acquisition of football (soccer) related rights between Telefónica (through its affiliate Telefónica Audiovisual Digital, S.L.U.) and UEFA
On July 2,2020 Telefónica signed an agreement for the exclusive media rights for Spain of UEFA Champions League and UEFA Europa League, as well as the UEFA Europa Conference League (new competition to be separated from the UEFA Europa League) and UEFA Youth League, for the next cycle comprising seasons 2021/2022, 2022/2023 and 2023/2024, once the agreement signed between Telefónica and Mediaproducción, S.L.U. on June 28, 2018, expires.
The agreement guarantees Telefónica all media rights to the main European football competitions for all its customers, both residential and horecas (hotels, restaurants, cafes, etc.).
The direct acquisition from UEFA of this "premium" content will also allow Telefónica to continue designing and selling its own produced channels and content with the best European football that could be, likewise, accessible to other operators in the market interested in this content.
The total award price for all competitions amounts to 975 million euros which represents 325 million euros for each of the seasons 2021/2022, 2022/2023 and 2023/2024, below the license fees paid for the current cycle and without any year to year increase.
Binding offer of Telefônica Brasil S.A. for the acquisition of Grupo Oi’s mobile business, jointly with TIM S.A. and Claro S.A., subject to conditions
On July 18, 2020, Telefônica Brasil S.A. (the “Company”) presented a binding offer for the acquisition of Grupo Oi’s mobile business, jointly with TIM S.A. and Claro S.A. (jointly the “Bidders”).
The binding offer was submitted by the parties indicated above for the consideration of Grupo Oi, after the analysis of the data and information made available with respect to the business to be acquired. In case of acceptance of the submitted offer and completion of the transaction, each of the interested parties will receive a portion of the aforementioned business.
Further, on July 28, 2020, the Bidders presented an extended and revised binding offer in the amount of 16,500 million Brazilian Reais (approximately 2,706 million euros at the exchange rate at that date). Such joint proposal, additionally, considers the possibility of signing long term contracts for the use of Oi Group’s infrastructure.
The revised binding offer has been submitted by the aforementioned parties, highlighting that it is subject to certain conditions, especially with regards to their selection as “stalking horse” (“first bidder”), which shall guarantee to them the right to make a higher bid than the best offer among the other offers presented (“right to top”) in the competitive process of sale of Grupo Oi’s mobile business.
The presentation of a revised binding offer restates the interest of the Company in the acquisition of Grupo Oi’s mobile business, as well as foment the continuity of the development of the mobile telephony in the country, considering its broad experience in the telecommunication sector and wide knowledge of the Brazilian market.
As operator with reputable financial consistency, and with presence and record of intense long-term investments in Brazil, the Company is certain that the Bidders’ joint offer, if accepted and deemed winner, shall benefit its shareholders by means of growth acceleration and efficiency generation, its clients by means of an enhanced experience of use and quality of the services rendered, and the whole telecommunication sector by means of strengthen investment capacity, technological

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innovation and competitiveness and, therefore, promotes and is aligned with the regulation that aims to build and consolidate a strong and efficient mobile service in the country.
The Company considers that the offer also addresses Grupo Oi’s financial needs, as is widely known by the market in general, so that it is able to implement its strategic plan and serve its creditors, pursuant to the Judicial Reorganization Plan.
Note 26. Additional note for English translation
These consolidated financial statements were originally prepared in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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Appendix I. Changes in the consolidation scope
The main changes in the consolidation scope taking place in the first half of 2020 were as follows:
Telefónica España
•On February 28, 2020, after obtaining the relevant regulatory approvals, Telefónica's subsidiary, Telefónica de Contenidos, S.A.U., 100% of which is directly owned by Telefónica, acquired 50% of the shares in Prosegur Alarmas España, S.L. from Prosegur Compañía de Seguridad, S.A. This company was incorporated in the Telefónica España segment under the equity consolidation method (see Note 8).
Telefónica Hispam
•On March 31, 2020, Latin America Cellular Holdings, S.L. (LACH) acquired through the Lima Stock Exchange 11,455,712 shares from the minority shareholders of Telefónica del Perú, S.A.A. On April 23, 2020, 767,595 additional shares were acquired, increasing Telefónica's stake in Telefónica del Perú, S.A.A to 98.9%.

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Interim Consolidated Management Report
Telefónica Group
Telefónica experienced the most significant effects of the COVID-19 pandemic during the April- June period as lockdowns imposed across the Group’s markets put unprecedented pressure on both its B2C and B2B segments.
In the first half of 2020, the estimated negative impact of the COVID-19 pandemic on Group revenue performance amounted to 806 million euros, largely due to service revenues (494 million euros) and handset sales (312million euros). On services revenues, lower roaming revenues and commercial activity in the B2C segment, along with project delays and lower SME revenues which affected performance in the B2B segment.
To mitigate the negative impacts of the pandemic on Telefónica operations, management took proactive steps to reduce costs; the estimated negative impact of the COVID-19 pandemic on Group OIBDA amounted to 371 million euros in the first semester of 2020, as a consequence of the revenue gap partially offset by the savings in mainly direct and commercial costs, despite higher bad debt costs. In addition, CapEx savings were generated as a result of operational flexibility and execution has been managed according to COVID-19 situation. So, mobile and UBB rollouts have been contained and CapEx linked to commercial program and B2B projects has been lower.
The estimations of the COVID-19 pandemic impacts in Group results were carried out as a difference between actual results and the segments estimations in line with the trends previous to the pandemic. The estimations are applied in those items affected to a greater extent as a consequence of the lockdown, the closing of the commercial channel, international travelling restrictions, etc.
To support communities in which the Group operates, Telefónica implemented measures aimed at:
•Protecting the health and safety of its employees and customers.
•Providing critical infrastructure and technology services to governments and health authorities.
•Donating goods and services to hospitals and vulnerable customers.
•Making the Group's high-tech buildings available for public use (O2 Arena in London and O2 Tower in Munich).
•Providing customers with free mobile data and additional entertainment services at no extra cost.
•Accelerating payments to suppliers with liquidity problems and offering flexible payments terms.
•Maintaining the 2020 dividend for shareholders; with enhancing financial flexibility with a voluntary scrip dividend.
More fundamentally, Telefonica state-of-the-art networks enabled the Group to facilitate record growth in traffic driven by remote working and increased consumption of entertainment services while maintaining high levels of customer experience and service quality.
Digitalization has proved to be a key lever for Telefónica in this crisis, as processes were accelerating, needs were crystallizing and the Group helped communities and companies to adapt and to enhance their competitiveness in the new environment. Digitalization and sustainability have both emerged as the drivers of economic recovery.
Telefonica’s total accesses totalled 337.3 million as of June 30, 2020, decreasing by 2.7% year-on-year, partially as a result of the changes in the consolidation perimeter due to Central America operations (June 2019 included Telefónica Panama, Telefónica El Salvador and Telefónica Costa Rica accesses while June 2020 includes Telefónica Costa Rica and Telefónica El Salvador accesses). Excluding this effect, accesses would decrease 2.3% due to the worse evolution of prepaid base in Telefónica Hispam, Telefónica Germany, Telefónica UK and Telefónica Brazil, all of them affected by COVID-19 pandemic impact.

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The below table shows the evolution of Group accesses in the first half of 2020 compared to the first half of 2019:

ACCESSES
Thousands of accesses	June 2019	June 2020	%Reported YoY	%Org YoY
Fixed telephony accesses (1)	33,202.5	29,618.4	(10.8%)	(10.7%)
Broadband	21,449.2	20,328.9	(5.2%)	(5.2%)
UBB	13,931.1	14,630.6	5.0%	5.0%
FTTH	7,525.4	8,955.7	19.0%	19.0%
Mobile accesses (2)	261,849.4	256,201.7	(2.2%)	(1.6%)
Prepay	135,992.8	126,134.2	(7.2%)	(6.4%)
Contract (2)	104,494.0	105,792.9	1.2%	1.3%
IoT	21,362.6	24,274.6	13.6%	13.9%
Pay TV	8,768.5	8,243.3	(6.0%)	(6.1%)
Final Clients Accesses	325,608.8	314,716.0	(3.3%)	(2.9%)
Wholesale Accesses	20,971.6	22,555.0	7.6%	7.6%
Fixed wholesale accesses	3,859.9	3,753.1	(2.8%)	(2.8%)
Mobile wholesale accesses	17,111.7	18,801.8	9.9%	9.9%
Total Accesses	346,580.4	337,271.0	(2.7%)	(2.3%)
Notes:
-Organic growth excludes Central America accesses both in 2020 and 2019.
(1) Includes fixed wireless and VoIP accesses.
(2) In 2019, 665k Mobile contract accesses have been reclassified to wholesale taking December 19 base as a reference, in order to show a comparable business evolution in both lines.
The table below shows the contribution to reported growth of each item considered to calculate the organic variations, as explained below. For each line item, the contribution to reported growth, expressed in p.p., is the result of dividing the amount of each impact (on a net basis when the impact affects both years) by the consolidated reported figure for the previous year.

Contribution to reported growth (percentage points)
	%Reported YoY	%Org YoY	T. Centroamérica
Fixed telephony accesses	(10.8%)	(10.7%)	(0.1)
Broadband	(5.2%)	(5.2%)	0.0
UBB	5.0%	5.0%	0.0
FTTH	19.0%	19.0%	0.0
Mobile accesses	(2.2%)	(1.6%)	(0.6)
Prepay	(7.2%)	(6.4%)	(0.9)
Contract	1.2%	1.3%	0.0
M2M	13.6%	13.9%	(0.2)
Pay TV	(6.0%)	(6.1%)	0.1
Final Clients Accesses	(3.3%)	(2.9%)	(0.4)
Wholesale Accesses	7.6%	7.6%	0.0
Fixed wholesale accesses	(2.8%)	(2.8%)	0.0
Mobile wholesale accesses	9.9%	9.9%	0.0
Total Accesses	(2.7%)	(2.3%)	(0.4)

The Group’s strategy is based on capturing growth in its markets, especially on attracting high-value customers.

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Mobile accesses totalled 256.2 million as of June 30, 2020, down 2.2% compared to same period 2019 (excluding in both periods Telefónica Central America accesses the year-on-year variation was 1.6%), where the decrease in prepay accesses is not compensated by the postpaid segment accesses growth, up by 1.2% year-on-year (+1.3% year-on-year excluding in both periods Telefónica Central America accesses) whose weight over total mobile accesses up to 41.3% (+1.4 p.p. year-on-year).
Fixed broadband accesses stood at 20.3 million at June 30, 2020, down 5.2% year-on-year. Fiber accesses stood at 14.6 million at June 30, 2020, growing 5.0% compared to June 30, 2019.
TV accesses totalled 8.2 million as of June 30, 2020, down 6.0% year-on-year.

Consolidated results
In this section, we discuss changes in the Group’s consolidated income statements for the first half of 2020 and 2019:

	First half				Variation
Consolidated Results	2019		2020		2020 vs 2019
Millions of euros	Total	% of revenues	Total	% of revenues	Total	%
Revenues	24,121	100.0%	21,706	100.0%	(2,415)	(10.0%)
Other income	1,229	5.1%	683	3.1%	(546)	(44.4%)
Supplies	(6,534)	(27.1%)	(6,315)	(29.1%)	219	(3.4%)
Personnel expenses	(3,028)	(12.6%)	(2,718)	(12.5%)	310	(10.2%)
Other expenses	(7,086)	(29.4%)	(6,281)	(28.9%)	805	(11.4%)
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	8,702	36.1%	7,075	32.6%	(1,627)	(18.7%)
Margin OIBDA	36.1%		32.6%			(3.5 p.p.)
Depreciation and amortization	(5,248)	(21.8%)	(4,951)	(22.8%)	297	(5.7%)
OPERATING INCOME	3,454	14.3%	2,124	9.8%	(1,330)	(38.5%)
Margin OI	14.3%		9.8%			(4.5 p.p.)
Share of income (loss) of investments accounted for by the equity method	7	0.0%	5	0.0%	(2)	(38.3%)
Net financial expense	(852)	(3.5%)	(749)	(3.4%)	103	(12.1%)
PROFIT BEFORE TAX	2,609	10.8%	1,380	6.4%	(1,229)	(47.1%)
Corporate income tax	(555)	(2.3%)	(420)	(1.9%)	135	(24.3%)
PROFIT FOR THE PERIOD	2,054	8.5%	960	4.4%	(1,094)	(53.3%)
Attributable to equity holders of the Parent	1,787	7.4%	831	3.8%	(956)	(53.5%)
Attributable to non-controlling interests	267	1.1%	129	0.6%	(138)	(51.8%)

Adjustments made to calculate organic variations
Year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis, by considering a constant perimeter of consolidation and constant average foreign exchange rates and by making certain other adjustments which are described herein. “Organic" variations should not be viewed in isolation or as an alternative to reported variations.
For purposes of this report, 2020/2019 “organic” variation is defined as the reported variation as adjusted to exclude the impacts detailed below:
• Foreign exchange effects: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates of the first half of 2019 for the two periods, except for countries with hyperinflactionary economics (Argentina and Venezuela).

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Foreign exchange rates had a negative impact on our reported 2020 results, mainly due to the depreciation versus the euro of the Brazilian real.
Foreign exchange effects decreased revenue growth by 4.9 percentage points and OIBDA growth by 5.1 percentage points.
•Reported variation of Telefónica Argentina and Telefónica Venezuela; In the organic variation, the reported variation of the operators of countries with hyperinflationary economies (Argentina and Venezuela) is excluded. In reported terms, these companies' revenues, OIBDA, operating profit and OIBDA-CapEx for the first half of 2020 decreased by 269 million euros, 123 million euros, 106 million euros and 59 million euros, respectively, compared to the same period of the previous year.
•Changes in the scope of consolidation: we have excluded the impact of changes in our consolidation perimeter in the first half of 2020 and 2019. The main changes in our consolidation perimeter in such periods were related to the sale in different dates in 2019 (and, therefore, the exclusion from our consolidation perimeter) of Antares, Telefonía Celular de Nicaragua, Telefónica Móviles Panamá. Additionally we have excluded for both periods the results from Telefónica Costa Rica y Telefónica El Salvador.
•Capital gains/losses on sale of companies: the gains obtained or losses incurred from the sale of companies have been excluded from calculations of organic variations.
In the first half of 2020 there were no gains or losses from the sale of companies.
In the first half of 2019, we mainly excluded the gains obtained from the sale of Antares (98 million euros) and the sale of Telefonía Celular de Nicaragua (186 million euros).
• Restructuring costs: we have excluded the impact in the first half of 2020 and 2019 of the costs related to restructuring processes.
In the first half of 2020, the restructuring costs totaled 6 million euros of impact in OIBDA.
In the first half of 2019, the restructuring costs totaled 28 million euros of impact in OIBDA, mainly relating to Telefónica Germany.
•Impairment of goodwill: the impairment losses on goodwill are excluded from calculations of organic variations. In the first half of 2020, the impairment of goodwill allocated to Telefónica Argentina, amounting to 109 million euros, has been excluded.
•Other adjustments: organic variations excluded in the first half of 2020 the following impacts; (i) the impact of accelerated amortization related to the transformation of the operating model of Telefónica México, which had an impact on depreciation and operating income amounting to 198 million euros; (ii) in the opposite direction, the impact of the assets classified as held for sale not being amortized in Telefónica United Kingdom (204 million euros in depreciation and operating income), (iii) other adjustments amounting to 41 million euros in OIBDA, mainly due to the provisions recorded in Telefónica Spain to optimize the distribution network amounting to 29 million euros. Organic variations excluded in the first half of 2019; (i) the positive impact of the irrevocable sale of the future credit rights that might arise from the favorable resolution of a number of claims and lawsuits of various kinds that Telefónica had filed at the date of the sale agreement amounting to 103 million euros; (ii) and the impact of the provisions recorded in Telefónica Spain to optimize the distribution network amounting to 23 million euros.

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The table below shows 2020/2019 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the consolidated income statement and CapEx and OIBDA-CapEx:

	YoY variation
TELEFÓNICA JUNE 2020	% Reported YoY	% Organic YoY

Revenues	(10.0%)	(3.5%)
Other income	(44.4%)	(14.1%)
Supplies	(3.4%)	0.5%
Personnel expenses	(10.2%)	(3.9%)
Other expenses	(11.4%)	(5.4%)
OIBDA	(18.7%)	(5.9%)
Depreciation and amortization	(5.7%)	0.7%
Operating income	(38.5%)	(17.7%)
CapEx	(19.6%)	(11.3%)
OIBDA-CapEx	(18.1%)	(2.3%)

The table below shows the contribution to reported growth of each item considered to calculate the organic variations, as explained above. For each line item, the contribution to reported growth, expressed in p.p., is the result of dividing the amount of each impact (on a net basis when the impact affects both years) by the consolidated reported figure for the previous year.

	Contribution to reported growth (percentage points)
TELEFÓNICA 2020	Exchange rate effect	Perimeter change	Capital gains/losses on sale of companies	Restructuring costs	Reported variation of hyperinflation countries	Impairment of goodwill	Other adjustments
Revenues	(4.9)	(0.6)	—	—	(1.1)	—	—
Other income	(3.3)	(0.2)	(23.2)	—	—	—	(8.4)
Supplies	(3.2)	(0.4)	—	—	(0.3)	—	—
Personnel expenses	(4.3)	(0.1)	—	(0.2)	(1.8)	—	—
Other expenses	(6.0)	(0.5)	(0.2)	(0.2)	(1.0)	1.5	0.3
OIBDA	(5.1)	(1.0)	(3.1)	0.3	(1.4)	(1.3)	(1.4)
Depreciation and amortization	(6.3)	(0.0)	—	—	(0.3)	—	0.2
Operating income	(3.4)	(2.5)	(7.9)	0.6	(3.1)	(3.2)	(3.9)
CapEx	(5.7)	(0.8)	—	—	(2.0)	—	—
OIBDA-CapEx	(4.8)	(1.1)	(5.1)	0.4	(1.0)	(2.1)	(2.3)

Results discussion
Net sales and provided services (revenues), in the first six months of 2020 totaled 21,706 million euros, decreasing in reported terms by 10.0% y-o-y, negatively impacted by the foreign exchange rates (-4.9 p.p) mainly by the depreciation against the euro of Brazilian real, the impact of the reported variation of hyperinflationary countries (-1.1 p.p) and changes in the consolidation perimeter (-0.6 p.p.). In organic terms, revenues fell 3.5%, affected by the effects of the pandemic caused by the COVID-19 which is estimated that have affected the operational revenues approximately in 806 million euros in the first six months of the year, thus lower handset sales and service revenues mainly due to reduced commercial activity, strong drop in roaming revenues, higher level of promotions, lower prepay top ups and bolt ons (WiFi traffic substitution), lower revenues in B2B both communications and IT.

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The structure of revenues reflects Telefónica's business diversification. The contribution of the following segments to the Telefónica Group's revenues increased in the first semester of 2020 compared to the first semester of 2019: Telefónica Spain that represents 28.1% (+1.9 p.p. versus the first semester of 2019), Telefónica Germany with 16.8% (+2.0 p.p. versus the first semester of 2019) and Telefónica United Kingdom representing 15.5% (+1.4 p.p. versus the first semester of 2019) and Telefonica Infra which represents 1.9% (+0.1 p.p. versus the first semester of 2019). The next segments decrease their contribution to Telefónica Group: Telefónica Brazil, which represents 18.2% (-2.6 p.p. compared to the first semester of 2019), and Telefónica Hispam which represents 18.8% (-2.0 p.p. versus the first semester of 2019), affected by the foreign exchange evolution.
Other income: mainly included own work capitalized in our fixed assets and profit from the sale of other assets. In the first six months of 2020, other income totaled 683 million euros compared to 1,229 million euros in June 2019, affected by the gains obtained from the sale of Antares (98 million euros) and the sale of Telefonía Celular de Nicaragua (186 million euros) in the first semester of 2019.
Total expenses, which include supply costs, personnel costs and other expenses (principally external services and taxes), were 15,314 million euros in the first six months of 2020, down 8.0% year-on-year in reported terms. This decrease was mainly attributable to the impact of changes in foreign exchange rates (-4.6 p.p.). In organic terms, total expenses decreased by 2.8%, variation highly affected by the effects of the pandemic caused by the COVID-19. These costs are explained in detail below:
•Supplies amounted to 6,315 million euros in the first six months of 2020, down 3.4% year-on-year in reported terms mainly as a result of the impact of foreign exchange rates (-3.2 p.p.) and changes in the scope of consolidation (-0.4 p.p.). In organic terms, supplies expenses increased by 0.5% year-on-year, mainly due to higher TV content costs and higher costs related to IT sales in Telefónica Spain, partially offset by the effects of the pandemic caused by the COVID-19, mainly as a consequence of lower handset costs due to the lower commercial activity and lower roaming costs.
•Personnel expenses amounted to 2,718 million euros, down 10.2% year-on-year in reported terms as a result mainly of the impact of changes in foreign exchange rates (-4.3 p.p.) and the impact of the reported variation of the operators of countries with hyperinflationary economies (-1.8 p.p.). In organic terms, personnel costs decreased by 3.9% year-on-year due to higher savings in practically all segments.
The average headcount was 113,621 employees in the first six months of 2020, down 4.5% compared to the same period of 2019.
•Other expenses amounted to 6,281 million euros in the first six months of 2020, down 11,4% year-on-year in reported terms. This decrease was mainly attributable to the impact of foreign exchange rates (-6.0 p.p.), partially offset by the impairment of goodwill in Telefónica Argentina (+1.5 p.p.). In organic terms, other expenses decreased by 5.4% year-on-year due mainly to the effects of the pandemic caused by the COVID-19, where the savings in network and IT costs offset the higher bad debt costs principally in Telefónica Hispam and Telefónica Brazil due to the effects of the pandemic caused by the COVID-19.
OIBDA totaled 7,075 million euros in the first six months of 2020, with a decrease of 18.7% year-on-year in reported terms. In organic terms, OIBDA decreased by 5.9% year-on-year.
Depreciation and amortization amounted to 4,951 million euros in the first half of 2020, decreasing 5.7% compared to the same period of 2019 in reported terms mainly due to the positive impact of currencies evolution and lower amortization of Telefónica UK, partially offset by higher amortization in Telefónica Mexico. In organic terms, depreciation and amortization increase by 0.7 p.p.
Operating income in the first six months of 2020, totaled 2,124 million euros, decreasing 38.5%. compared to the first half of 2019, mainly impacted by the sale of companies in the first semester of 2019 (-7.9 p.p.), the impact of accelerated amortization related to the transformation of the operating model of Telefónica México, following the AT&T agreement in 2019 (-6.2 p.p.), the impact of foreign exchange rates (-3.4 p.p.), the impact of the reported variation of hyperinflation countries (-3.1 p.p.), impairment in Argentina (-3.0 p.p.) and changes in the consolidation perimeter (-2.5 p.p.), partially offset by lower amortizations in Telefónica United Kingdom (+5.9 p.p.). In organic terms, the operating income presents a decrease of 17.7% compared with previous year, variation highly affected by the effects of the pandemic caused by the COVID-19 which is estimated that have affected the operating income in 371 million euros as a consequence of lower service revenues in all regions and higher bad debt, which are not enough offset by the savings in operational costs (mainly direct and commercial costs as a result of lower commercial activity).
Share of profit/loss of investments accounted for by the equity method in the first half of 2020 was positive 5 million euros (7 million euros in the first half of 2019).

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Net financial expenses amounted to 749 million euros and decreased 12.1% compared to the same period of 2019, mainly explained by savings due to debt reduction.
Corporate income tax in the first half of 2020 amounted to 420 million euros and declined of 24.3% y-o-y, mainly due to lower results before taxes in this period.

As a result, Profit for the period attributable to equity holders of the Parent in the first half of 2020 amounted to 831 million euros (-53.5% year-on-year).
Profit attributable to non-controlling interests reached 129 million euros in the first half of 2020 (267 million euros in the first half of 2019), down 51.8%, mainly due to lower results attributed to non-controlling interests in Telefónica Brazil partially offset with the higher results attributed to non-controlling interests in Telefónica Centroamérica due to the capital gain related to the sale of Telefonía Celular de Nicaragua in 2019.
Basic earnings per share totaled 0.13 euros in the first six months of 2020 (-58.1% year-on-year).
CapEx stood at 2,721 million euros in the first half of 2020 , decreasing 19.6% y-o-y in reported terms.
OIBDA-CapEx stood at 4,354 million euros in the first half of 2020, decreasing 18.1% compared to the same period of 2019 in reported terms.
Working capital consumes 921 million euros in the first half of 2020, worsened by 252 million euros, mainly impacted by the lower execution of Capex , the higher restructuring payments which were accrued in 2019, as well as prepayments derived from the agreement with AT&T in Mexico, all partially offset by seasonality impacts and higher collections from the sale of assets; including the implementation of accounts receivable factoring measures and agreements to lengthen payment terms with suppliers or with the factoring company where they had discounted these.
Interest payments for the first semester amounted to 897 million euros and decreased 7.7% compared to the same period of previous year, mainly due to debt reduction. The effective cost of the last twelve months stood at 3.41% as of June 30, 2020.
Tax payments in the first half of 2020 amounted to 357 million euros compared to a tax credit of 471 million euros in the same period of 2019, mainly due to the impact of lower refunds in previous years in Spain, including the 702 million euros extraordinary refund in 2019.

Dividends paid to minority shareholders totaled 175 million in the first half of 2020 mainly due to the dividend paid by Telxius and Telefónica Germany.
As a result, the available cash flow to remunerate Telefónica, S.A.'s shareholders, to protect solvency levels (financial debt and commitments) and to accommodate strategic flexibility amounted to 1,222 million euros in the first half of 2020 (2,756 million euros in the same period of 2019).

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Condensed consolidated interim financial statements 2020

Segment results
TELEFÓNICA SPAIN
The below table shows the evolution of accesses in Telefónica Spain of the first half of 2020 compared to the first half of 2019:

ACCESSES
Thousands of accesses	June 2019	June 2020	%Reported YoY
Fixed telephony accesses (1)	9,161.4	8,917.6	(2.7%)
Broadband	6,072.4	6,000.4	(1.2%)
FTTH	4,150.8	4,457.4	7.4%
Mobile accesses	18,691.9	18,960.3	1.4%
Prepay	1,258.6	1,012.7	(19.5%)
Contract	14,946.2	15,279.8	2.2%
IoT	2,487.0	2,667.7	7.3%
Pay TV	4,106.1	4,054.3	(1.3%)
Final Clients Accesses	38,047.1	37,943.9	(0.3%)
Wholesale Accesses	3,822.5	3,719.9	(2.7%)
Total Accesses	41,869.6	41,663.7	(0.5%)
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.

Telefónica de España’s first half 2020 results were clearly impacted by the imposition of strict measures to prevent the spread of COVID-19, specially during the second quarter. Restrictions began before the start of the period, imposing severe limitations on commercial activity (90% of stores closed in March and April; 50% in May), interrupting all sports competitions (importantly football, restarted in mid-June) and suspending portability (especially in the fixed service but, finally lifted at the end of May), as well as locking down the entire population for most of the quarter. Telefónica responded to these challenges by leveraging the strength of the largest FTTH network in Europe to provide reliable service throughout the COVID-19 pandemic crisis and leading the market in taking unprecedented steps to support society and show solidarity with our communities and customers.
During first half of 2020, the commercial activity continued to rely on the differentiated assets of the Company, with a multi brand strategy (Movistar, O2, Tuenti) to serve to different segments of customers. In addition, during first half 2020, Telefonica launched innovations in its portfolio to increase the relationship with its clients and reach new segments.
It is worth to mention the creation of Movistar Prosegur Alarmas, the joint venture of Prosegur and Telefonica, that launched to the market its its first commercial offer for the alarm market in Spain. Unlike similar products in the market, customers won’t have to pay any registration or permanence fees. The service will have a fixed price of 45 euros per month (VAT included) for residential customers. The service includes an alarm connected to an alarm reception centre, a video surveillance system and a connection to Movistar Prosegur Alarmas mobile app. In addition, it is the only company that offers Acudas, an immediate intervention service (service that sends a security guard to the customer's house in the event of a security incident or if the customer has simply forgotten his keys and just needs the door to be opened).
Its also worth to mention, the incorporation of Disney+ content to the “Fusión offer”, after signing last March 8th, the agreement whereby The Walt Disney Company Iberia and Telefónica make Movistar the strategic distributor for Disney+ launch in Spain. With this agreement with the world's leading entertainment company, Movistar adds Disney+ titles to its rich catalog of original content, the streaming service that gives access to more than 1,000 movies, series and programs from Disney, Pixar, Marvel, Star Wars, National Geographic and much more. Disney+ will be included in the “Fusión packages” featuring fiction content such as “Fusión Selección Plus Ficción”, “Fusión Total” and “Fusión Total Plus”, and in general all those “Fusion products” that incorporate the Ficción package in their offer. Besides, Movistar+ will launch a new "Cine" (Movies) package which, among other products, will include Disney+.
Lastly, it is worth highlighting the activation of unlimited data to more than three million customers (associated with the most complete Fusion rates) at no additional cost, in response to society's increased demand for data consumption, which has reached record levels as a consequence of the situation derived from COVID-19. Clients of Fusión Selección La Liga or Champions, Fusión + Ocio, Fusión + Futbol and Fusión Pro, can enjoy unlimited GB, calls and SMS for 5 euros more per month.

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This infinite connection capacity can also be enjoyed by those who only want a mobile device to be connected. For new gross adds, the monthly fee of having a mobile line with unlimited data, calls and SMS will be 24.95 euros per month for 12 months.
Telefónica Spain had 41,7 million accesses as of June 30, 2020 (-0.5% compared to June 30, 2019), showing commercial ralentization, mainly affected by COVID-19 pandemia impact.
Convergent Offer (residential and SMEs), with a customer base of 4.8 million customers as of June 30, 2020, decreased 0.5% y-o-y.
Fixed accesses decreased 2.7% compared to June 30, 2019, with a net loss of 139 thousand accesses in the first half of the year 2020.
Retail broadband accesses totalled 6.0 million (-1.2% y-o-y), with a net loss of 23 thousand accesses during the first half of the year 2020.
Fiber accesses reached 4.5 million customers (+7.4% compared to June 30, 2019), representing 74.3% of total broadband customers (+5.9 p.p. y-o-y) with net adds of 132 thousand accesses in the first semester of 2020. Ultra speed fiber accesses, with 600 Mb (with higher ARPU) reached 2.9 million accesses (65.4% of total fiber accesses). At June 30, 2020, fiber deployment reached 23.7 million premises, 1.4 million more than at June 30, 2019, and continues to be the largest in Europe.
Total mobile accesses stood at 19.0 million as of June 30, 2020, increased by 1.4% compared to June 30, 2019 as a result of the increase of mobile contract accesses that more than compensates the decrease in prepay accesses (-19.5% y-o-y), reflecting the success of the convergent strategy and the good performance of the migration from prepaid to postpaid. The contract access base accelerated its growth during first half of 2020, growing by 2.2% year-on-year.
Pay-TV accesses reached 4.1 million at June 30, 2020, decreasing 1.3% year-on-year.
The table below shows the evolution of results in Telefónica Spain’s of the first half of 2020 compared to the first half of 2019:

Millions of euros
TELEFÓNICA SPAIN	June 2019	June 2020	% Reported YoY	% Organic YoY (1)
Revenues	6,321	6,106	(3.4%)	(3.4%)
Mobile handset revenues	164	108	(34.4%)	(34.4%)
Revenues ex-mobile handset mobile	6,157	5,998	(2.6%)	(2.6%)
Retail	5,143	4,916	(4.4%)	(4.4%)
Wholesale and Other	1,014	1,082	6.7%	6.7%
OIBDA	2,685	2,436	(9.3%)	(5.4%)
Depreciation and amortization	(990)	(1,108)	11.9%	11.9%
Operating income (OI)	1,695	1,328	(21.6%)	(16.1%)
CapEx	819	649	(20.8%)	(20.8%)
OIBDA-CapEx	1,866	1,787	(4.2%)	1.6%

Notes:.
(1) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Spain, we have made the following adjustments in order to calculate the first half of 2020 compared to the first half of 2019 variations in organic terms:
•Optimization of the distribution network: the impact of the provisions recorded in Telefónica Spain to optimize the distribution network amounting to 29 million euros have been excluded in the first half of 2020 and 23 million euros in the first half of 2019.

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•Restructuring costs: we have excluded the impact in the first half of 2020 of restructuring costs amounting to 2 million euros. There were no such restructuring costs during the first half of 2019.
•Irrevocable sale of future credit rights: in the first half of 2019, the positive impact of the irrevocable sale of the future credit rights that might arise from the favorable resolution of a number of claims and lawsuits of various kinds that Telefónica had filed at the date of the sale agreement amounting to 103 million euros has been excluded.
The table below shows the first half 2020/2019 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement items and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA SPAIN JUNE 2020	% Reported YoY	% Organic YoY	Optimization Distribution Network	Restructuring costs	Sale of credit rights
Revenues	(3.4%)	(3.4%)	—	—	—
OIBDA	(9.3%)	(5.4%)	(0.2)	0.1	(3.8)
Depreciation and amortization	11.9%	11.9%	—	—	—
Operating Income (OI)	(21.6%)	(16.1%)	(0.4)	0.1	(6.1)
CapEx	(20.8%)	(20.8%)	—	—	—
OIBDA-CapEx	(4.2%)	1.6%	(0.3)	0.1	(5.5)
Results discussion
Revenues in Telefónica Spain in the first six months of 2020 were 6,106 million euros, down 3.4% y-o-y in reported terms, variation largely affected by the effects of the pandemic caused by COVID-19, which we estimate have affected revenues by approximately 213 million euros in the first semester of 2020, as a consequence of lower handset sales, and on the back of the commercial action carried out to mitigate the impact of COVID-19 on businesses and homes (discounts and promotions), as well as lower revenues from roaming and advertising mainly.
•Retail revenues (4,916 million euros in the first six months of 2020) decreased 4.4% year-on-year in reported terms, a variation affected by the COVID-19 pandemic impact on households and companies.
•Wholesale and other revenues (1,082 million euros in the first half of 2020) grew 6.7% year-on-year in reported terms, despite the significant decrease in roaming revenues as a consequence of the COVID-19 pandemic impact, which is offset mainly by the growth in TV and OMVs wholesale revenues.
OIBDA in the first half of 2020 reached 2,436 million euros, with a year-on-year decrease of 9.3% in reported terms. In organic terms, OIBDA registered a decrease of 5.4% year-on-year.
Depreciation and amortization amounted to 1,108 million euros in the first half of 2020, increasing by 11.9% year-on-year in reported and organic terms.
Operating income amounted to 1,328 million euros in the first half of 2020, with a year-on-year decrease of 21.6% in reported terms, mainly impacted by the positive impact in the first half of 2019 of the irrevocable sale of the future credit rights that might arise from the favorable resolution of certain claims and lawsuits of various kinds to which Telefónica is a party (-6.1 p.p.). In organic terms, the Operating Result showed a decrease of 16.1% year-on-year, a variation greatly affected by the effects of the pandemic caused by COVID-19, which we estimate has affected the OI by approximately 83 million euros, as a consequence lower service revenues of 152 million euros and higher bad debt provisions, partially offset by savings in supplies and other operating expenses.

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Condensed consolidated interim financial statements 2020

TELEFÓNICA UNITED KINGDOM
On May 7, 2020, Telefónica reached an agreement with Liberty Global plc to combine into a 50-50 joint venture their operating businesses in the UK, resulting in an integrated telecommunication operator with more than 46 million video, broadband and mobile connectivity customers and with revenues reaching approximately 11 billion pound sterling.
The transaction is subject to regulatory approvals, consummation of recapitalizations and other customary closing conditions.
In accordance with IFRS 5, the companies included in the transaction have been recognized as a disposal group held for sale. Therefore:
•The consolidated assets and liabilities subject to the transaction have been reclassified under ‘‘Non-current assets and disposal groups held for sale’’ and ‘‘Liabilities associated with non-current assets held for sale’’, respectively, in the consolidated statement of financial position at June 30, 2020.
•The non-current assets ceased to be amortized and depreciated for accounting purposes once they were reclassified as assets held for sale.
The table below shows the evolution of accesses in Telefónica United Kingdom of the first half of 2020 compared to the first half of 2019:

ACCESSES
Thousands of accesses	June 2019	June 2020	%Reported YoY
Fixed telephony accesses (1)	310.9	317.8	2.2%
Broadband	28.5	29.0	1.7%
Mobile accesses (2)	24,774.1	25,406.1	2.6%
Prepay	8,482.6	7,570.6	(10.8%)
Contract (2)	12,142.4	12,259.7	1.0%
IoT	4,149.1	5,575.8	34.4%
Final Clients Accesses	25,113.6	25,752.9	2.5%
Wholesale Accesses	8,487.7	8,694.3	2.4%
Total Accesses	33,601.3	34,447.2	2.5%
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) In 2019, 665 thousand mobile contract accesses have been reclassified to wholesale taking December 19 base as a reference, in order to show a comparable business evolution in both lines.

During the first six months of 2020, despite the health crisis which lead to a lockdown of the UK population since the end of march and a competitive environment, Telefonica United Kingdom remained as the favourite telecommunications operator in United Kingdom, a position underpinned by the strength of the O2 brand, custom loyalty, successful commercial propositions, network reliability and its industry leading customer service. Such value propositions have allowed the Company to achieve continuous customer growth in a competitive market.
Total accesses grew by 2.5% year-on-year standing at 34.4 million as of June 30, 2020.
Mobile net additions in the first six months of 2020 reached -397 thousand accesses, mainly driven by the shop closure and the lockdown in the UK over the second quarter of 2020. Despite this, contract mobile accesses grew by 1.0% y-o-y to 12.3 million as of June 30, 2020.
Prepay accesses decreased by 10.8% y-o-y to 7.6 million customers as of June 30, 2020 mainly impacted by the COVID-19 pandemic effects and market dynamics in this segment.

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The table below shows the evolution of Telefónica United Kingdom´s results of the first half of 2020 compared to the first half of 2019:

Millions of euros
TELEFÓNICA UNITED KINGDOM	June 2019	June 2020	% Reported YoY	% Organic YoY (1)
Revenues	3,411	3,370	(1.2%)	(1.1%)
Mobile Business	3,306	3,244	(1.8%)	(1.8%)
Handset revenues	786	857	9.0%	9.0%
Fixed Business	105	126	19.6%	19.7%
OIBDA	1,052	1,012	(3.8%)	(3.8%)
Depreciation and amortization	(616)	(402)	(34.7%)	(1.6%)
Operating income (OI)	436	610	39.9%	(6.8%)
CapEx	409	406	(0.9%)	(0.8%)
OIBDA-CapEx	643	606	(5.7%)	(5.6%)
(1) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica United Kingdom, we have made the following adjustments in order to calculate the first half of 2020 and 2019 variations in organic terms:
◦Exchange rate effect: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year. In particular, we have used the average foreign exchange rates of the first half of 2019 for both years.
•Depreciation and amortization: the positive impact of non amortising the assets classified as held for sale of Telefónica United Kingdom from May 1, 2020 amounting to 204 million euros has been excluded.
The table below shows the first half 2020/2019 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement items and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA UNITED KINGDOM JUNE 2020	% Reported YoY	% Organic YoY	Exchange rate effect	Impact on depreciation of assets held for sale
Revenues	(1.2%)	(1.1%)	(0.0)	—
OIBDA	(3.8%)	(3.8%)	(0.0)	—
Depreciation and amortization	(34.7%)	(1.6%)	—	(33.1)
Operating Income (OI)	39.9%	(6.8%)	(0.1)	46.8
CapEx	(0.9%)	(0.8%)	(0.0)	—
OIBDA-CapEx	(5.7%)	(5.6%)	(0.0)	—

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Results discussion
Total revenues in the first half of 2020, decreased by 1.2% year-on-year in reported terms to 3,370 million euros, marginally impacted by the depreciation of the sterling pound. Excluding this impact, mobile revenues decreased by 1.1%, significantly impacted by the pandemic effect of COVID-19 which are estimated in 130 million euros in the first six months of the year driven by lower handset sales, lower roaming revenues and the delay in the roll out of IoT programmes.

•Mobile service revenues reached 3,244 million euros in the first six months of 2020, decreasing by 1.8% both in reported and organic terms, affected by the impact of COVID-19 estimated in 130 million euros mainly due to the shift of mobile data to wifi networks, lower roaming revenues and a reduction in the roll out of IoT program. These effects offset the positive trend in revenues previously seen driven by handset sales and MVNO.
Mobile ARPU fell by 11.1% year-on-year in reported terms and 11.0% in organic terms, significantly impacted by COVID-19 pandemic effects.

TELEFÓNICA UNITED KINGDOM	June 2019	June 2020	% YoY	%Local Currency YoY
ARPU (EUR)	15.0	13.4	(11.1%)	(11.0%)
Prepay	7.4	7.4	0.8%	3.5%
Contract (1)	24.9	23.0	(7.7%)	(7.7%)
Data ARPU (EUR)	9.2	9.0	(2.7%)	(3.5%)

Notes:
(1) Excludes IoT.

OIBDA totaled 1,012 million euros in the first six months of 2020, decreasing by 3.8% in both reported and organic terms.
Depreciation and amortization totaled 402 million euros in the first six months of 2020, decreasing by 34.7% year-on-year in reported terms. Excluding the impact of the cease in the amortization since May 2020 due to the recognition of the company as a disposal group held for sale (-33.1 p.p.), depreciation and amortization decreased by 1.6% year-on-year in organic terms due to lower CapEx.
Operating income totaled 610 million euros in the first six months of 2020, up by 39.9% in reported terms, mainly impacted by the the cease in the amortization since May 2020 due to the recognition of the company as a disposal group held for sale (+46.8 p.p.). In organic terms, operating income decreased by 6.8% year-on-year significantly impacted by the COVID-19 pandemic effects which are estimated in 75 million euros mainly due to the lower service revenues estimated in 82 million euros.

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Condensed consolidated interim financial statements 2020

TELEFÓNICA GERMANY
The below table shows the evolution of accesses in Telefónica Germany of the first half of 2020 compared to the first half of 2019:

ACCESSES
Thousands of accesses	June 2019	June 2020	%Reported YoY
Fixed telephony accesses (1)	2,078.4	2,163.4	4.1%
Broadband	2,162.0	2,245.2	3.8%
UBB (2)	1,565.7	1,728.8	10.4%
Mobile accesses	43,217.6	43,516.5	0.7%
Prepay	20,335.1	19,323.0	(5.0%)
Contract	21,728.6	22,885.3	5.3%
IoT	1,153.9	1,308.2	13.4%
Final Clients Accesses	47,555.9	48,017.7	1.0%
Total Accesses (3)	47,555.9	48,017.7	1.0%
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) UBB accesses refers to VDSL accesses in Germany.
(3) Impacted by the disconnection of 67 thousand inactive IoT accesses in the second quarter of 2019.

In the first half of 2020 Telefónica Germany delivered a solid operational momentum, despite softer trading trends following the government imposed COVID-19 lockdown also resulting in the nationwide closure of the O2 shops from mid-March to the end of April. In a dynamic yet rational market, Telefónica Germany continued strong contract momentum of its O2 brand supported by the relaunch of its successful volume-based O2 Free tariff portfolio and the introduction of speed-tiered unlimited tariffs in February.
Following the reopening of O2 shops from the end of April, footfall and trading dynamics have been progressively recovering, however, remaining slightly below pre COVID-19 levels. There has been limited contribution from roaming, higher interconnect costs due to traffic increase and less demand for prepaid mobile voice and data packages due to lockdown restrictions also resulting in Wifi off-loading at home. Nevertheless, Telefónica Deutschland’s underlying operational trends remained intact, mainly driven by the continued good momentum of the O2 Free portfolio driving data usage.
Telefónica Germany network proofed as very resilient coping well with the COVID-19-driven change in traffic patterns and ensured highly reliable connectivity for customers. The major changes in traffic volumes during the COVID-19 crisis were a strong increase in fixed & mobile voice volumes and higher fixed data traffic while mobile data traffic trends remained broadly unchanged.
In the first half of 2020, the Company announced the spin-off and sale of around 10.1 thousand mobile sites to Telxius for a total purchase price of 1.5 billion euros, gaining further financial flexibility.
The total access base grew 1.0% year-on-year and stood at 48.0 million as of June 30, 2020, mainly driven by a 0.7% increase in the mobile base (which reached 43.5 million).
The contract mobile customer base grew 5.3% year-on-year and reached 22.9 million accesses, increasing the share over the total mobile base up to 52.6%. Net adds reached 347 thousand accesses mainly driven by the good performance of the O2 Free tariff portfolio (popular tariffs, continued data usage and churn improvement).
The prepay mobile customer base decreased 5.0% year-on-year to 19.3 million reflecting the ongoing prepaid to contract migration trends in the market. Prepay posted a net loss of 773 thousand customers in the first half of the year 2020.
The retail broadband accesses were extended in 39 thousand accesses in the January-June 2020 period, as a result of the continue robust demand of VDSL, with net adds of 77 thousand accesses in the first half of 2020 (+10.4% y-o-y).
The table below shows the evolution of Telefónica Germany’s results of the first half of 2020 compared to the first half of 2019:

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Millions of euros
TELEFÓNICA GERMANY	June 2019	June 2020	% Reported YoY	% Organic YoY (1)
Revenues	3,564	3,636	2.0%	2.0%
Mobile Business	3,195	3,248	1.6%	1.6%
Handset revenues	596	661	10.9%	10.9%
Fixed Business	367	386	5.1%	5.1%
OIBDA	1,101	1,095	(0.5%)	(2.0%)
Depreciation and amortization	(1,240)	(1,118)	(9.8%)	(9.8%)
Operating income (OI)	(139)	(23)	(83.2%)	(84.7%)
CapEx	496	475	(4.2)%	(4.2%)
OIBDA-CapEx	605	620	2.5%	(0.3%)
(1) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Germany, we have made the following adjustments in order to calculate the first half of 2020 and 2019 variations in organic terms:
•Restructuring costs: we have excluded the impact of restructuring costs associated with simplification processes implemented in Germany (22 million euros impacted on OIBDA in the first half of 2019).
•Spectrum sale: the organic variations exclude the impact of spectrum sale in the first half of 2020 (-5 million euros impacted on OIBDA).
The table below shows the first half of 2020 and 2019 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement items and other measures, and the contribution of each item for which we have adjusted to our reported growth.

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA GERMANY JUNE 2020	% Reported YoY	% Organic YoY	Restructuring costs	Spectrum sale
Revenues	2.0%	2.0%	—	—
OIBDA	(0.5%)	(2.0%)	2.0	(0.5)
Depreciation and amortization	(9.8%)	(9.8%)	—	—
Operating Income (OI)	(83.2%)	(84.7%)	(16.0)	3.9
CapEx	(4.2%)	(4.2%)	—	—
OIBDA-CapEx	2.5%	(0.3%)	3.7	(0.9)

Results discussion
Total revenues were 3,636 million euros in the first half of 2020, with a year-on-year increase of 2.0%. This represents a slowing of the year-on-year growth trend, as a result of approximately 38 million euros impact from the pandemic effect of COVID-19 affecting the revenues in the first six months of the year.
•Mobile business revenues totalled 3,248 million euros, growing 1.6% y-o-y mainly. This is the result of the aforementioned COVID-19 impacts on roaming and trading performance, including reduced demand for prepaid voice and data packages. Excluding these impacts, mobile business revenues in the first half of the 2020 maintain a positive trend even against tougher comps year-on-year.
•Handset revenues amounted 661 million euros, with a strong growth of 10.9% y-o-y due to the continued strong demand for high value handsets supported by the good traction of online channels during lockdown.

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Condensed consolidated interim financial statements 2020

•Fixed revenues were 386 million euros, increasing 5.1% year-on-year on the back of higher customer base driven by strong VDSL demand.
Mobile ARPU was 9.7 euros (-1.9% y-o-y), while contract ARPU stood at 13.5 euros (-5.5% y-o-y), giving evidence of the lockdown related headwinds on roaming, trading and demand for prepaid packages due to Wifi-offloading at home as well as further regulatory effects. Data ARPU was 5.7 euros (-1.1% y-o-y).

TELEFÓNICA GERMANY	June 2019	June 2020	% Local Currency YoY
ARPU (EUR)	9.9	9.7	(1.9%)
Prepay	5.8	5.9	0.8%
Contract (1)	14.3	13.5	(5.5%)
Data ARPU (EUR)	5.7	5.7	(1.1%)
Notes:
(1) Excludes IoT.

OIBDA totalled 1,095 million euros in the first half of 2020, down 0.5% y-o-y in reported terms. In organic terms, OIBDA decreased by 2.0% year-on-year.
Depreciation and amortization amounted to 1,118 million euros in the first half of 2020, decreasing 9.8% year-on-year mainly due to individual assets in material assets reaching the end of their useful life.
Operating loss totalled 23 million euros in the first half of 2020 (operating loss amounted to 139 million euros in the first half of 2019). In organic terms, operating loss improved year-on-year mainly due to the lower depreciation and amortization expense, despite of higher supply costs, as well as approximately 23 million euros impact from the pandemic effect of COVID-19 affecting to the operating loss in the first six months of the year.

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Condensed consolidated interim financial statements 2020

TELEFÓNICA BRAZIL
The below table shows the evolution of accesses in Telefónica Brazil of the first half of 2020 compared to the first half of 2019:

ACCESSES
Thousands of accesses	June 2019	June 2020	%Reported YoY
Fixed telephony accesses (1)	11,891.0	9,779.4	(17.8%)
Broadband	7,297.1	6,587.0	(9.7%)
UBB	5,041.1	5,033.1	(0.2%)
FTTH	2,170.3	2,862.6	31.9%
Mobile accesses	73,735.3	74,399.3	0.9%
Prepay	32,030.2	31,291.2	(2.3%)
Contract	32,589.3	33,246.8	2.0%
IoT	9,115.8	9,861.3	8.2%
Pay TV	1,460.2	1,270.3	(13.0%)
IPTV	647.7	805.3	24.3%
Wholesale Accesses	94,458.3	92,103.6	(2.5%)
Total Accesses	94,472.8	92,116.9	(2.5%)
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.

Telefónica Brazil closed the first half of 2020 keeping its leadership in higher mobile value segments (highest contract market share; source: Anatel) which permitted the operator to capture consistent mobile revenue growth that reduces the strong impact of the COVID-19 pandemic restrictions. In the fixed business, focus on the transformation towards strategic technologies, as fiber, that equally permitted to capture IPTV (Internet Protocol TV) value customers to compensate fixed traditional business downturn.
Telefónica Brazil reached 92.1 million accesses as of June 30, 2020, down 2.5% compared to June 30, 2019 impacted by the fall of the fixed telephony accesses (migration to mobile helped by unlimited voice offers in the market), lower value of broadband/UBB customers fall with the legacy technology discontinuity and prepaid customer base (affected by the macroeconomic situation and contract migration). However, improvement of the high value mix, supported by the higher participation of postpaid, UBB and IPTV products.
In the mobile business, the strategic focus remained on gaining and retaining high value customers, reaching a market share of 38.9% in the contract segment as of May 31, 2020, (Source: ANATEL). Telefónica Brazil maintained its market leadership in terms of total accesses with a market share of 33.0% as of May 31, 2020 (Source: ANATEL). Contract customer’s growth (+2.0% y-o-y) compensating the decrease in prepaid customers (-2.3% y-o-y). Contract commercial offers focus in data plans, more free and additional data to applications use and free access to these applications, widening value-added services instead than in voice. More valued customers’ offer is focused in family plans completed with OTT services (as Netflix, VIVO music). In prepaid, offering unlimited off-net minutes, unlimited WhatsApp use, and data bonus (VIVO pre-turbo). All this, supported by the interaction with the customer through virtual assistant AURA in Meu VIVO application, transforming customer attention channels to improve customer experience.
In the fixed business, Telefónica Brazil maintained its strategic focus on fiber deployment, with 22.6 million premises passed with FTTx as of June 30, 2020, and 5.0 million homes connected, remaining stable and compensating FTTC fall with fiber growth. The Company is implanting alternative deployment models to accelerate fiber expansion with lower capex intensity and reducing time to market through American Tower agreement about network infrastructure and launching franchise model in small cities. Telefonica Brazil reaches 2.9 million of homes connected, growing 31.9%. This growth does not compensate other broadband services’ fall, for example ADSL. Retail broadband customers totalled 6.6 million customers in the first half of 2020, down 9.7% year-on-year. Fixed telephony accesses decreased by 17.8% year-on-year due to the fixed-mobile substitution.
Pay TV customers stood at 1.3 million as of June 30, 2020, decreasing 13.0% year-on-year due to a more selective commercial activity directed to high value customers. These measures are reflected in a 24.3% increase in IPTV accesses that compensates partially DTH accesses reduction. IPTV represents 63.4% of total Pay-TV accesses.

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The table below shows the evolution of Telefónica Brazil’s results of the first half of 2020 compared to the first half of 2019:

Millions of euros
TELEFÓNICA BRAZIL	June 2019	June 2020	% Reported YoY	% Organic YoY (1)
Revenues	5,030	3,954	(21.4%)	(3.2%)
Mobile Business	3,236	2,560	(20.9%)	(2.6%)
Handset revenues	283	178	(37.0%)	(22.4%)
Fixed Business	1,794	1,394	(22.3%)	(4.3%)
OIBDA	2,050	1,666	(18.7%)	0.0%
Depreciation and amortization	(1,223)	(1,050)	(14.2%)	5.7%
Operating income (OI)	827	616	(25.5%)	(8.3%)
CapEx	934	665	(28.8)%	(12.3%)
OIBDA-CapEx	1,116	1,001	(10.3%)	10.4%

(1) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Brazil, we have made the following adjustments in order to calculate the first half of 2020 and 2019 variations in organic terms:
•Exchange rate effect: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year. In particular, we have used the average foreign exchange rates of the first half of 2019 for both years.
Foreign exchange rates had a very significant negative impact on Telefónica Brazil reported results for the first half of 2020, due to the depreciation of the Brazilian real compared to euro.
The foreign exchange rate effect decreased revenue and OIBDA growth by 18.2 percentage points and 18.8 percentage points, respectively.
The table below shows the first half of 2020 and 2019 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement items and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA BRAZIL JUNE 2020	% Reported YoY	% Organic YoY	Exchange rate effect
Revenues	(21.4%)	(3.2%)	(18.2)
OIBDA	(18.7%)	0.0%	(18.8)
Depreciation and amortization	(14.2%)	5.7%	(19.8)
Operating Income (OI)	(25.5%)	(8.3%)	(17.2)
CapEx	(28.8%)	(12.3%)	(16.5)
OIBDA-CapEx	(10.3%)	10.4%	(20.7)

Results discussion
Revenues totalled 3,954 million euros in the first half of 2020, down by 21.4% in reported terms, mainly due to the depreciation of the Brazilian real (impacting the evolution in -18.2 p.p.). In organic terms, the year-on-year reduction was 3.2%, mainly due to the pandemic effects caused by COVID-19 that estimate that affect in 116 million euros in operational revenues approximately in the first six months of the year, because of lower handset sales and services revenues.

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Condensed consolidated interim financial statements 2020

•Revenues from the mobile business totalled 2,560 million euros in the first semester of 2020, down by 20.9% in reported terms due mainly to the depreciation of the Brazilian real (impacting the evolution in -18.3 p.p.). Excluding this impact, revenues from the mobile business decreased by 2.6% highly affected by handset revenues fall -37.0% in reported terms (-22.4% y-o-y in local currency) due to close stores and population isolation during the COVID-19 pandemic crises. Services revenues down to a lesser extent due to prepaid early recovery, higher contract customer proportion and higher data use and other connectivity services, that offset the effects caused by COVID-19 pandemic effect that has caused a lower commercial activity, lower prepaid consumption by Wi-Fi traffic substitution. These effects discontinue revenues stability registered by the operation due to high value customers growth.
•Fixed telephony revenues totalled 1,394 million euros in the first half of 2020, down by 22.3% in reported terms due mainly to the impact of the depreciation of the Brazilian real (impacting the evolution in -18.0 p.p.). Excluding this effect, fixed telephony revenues decreased by 4.3% mainly explained by the decrease of the voice traffic due to the mobile-fixed substitution, as well as legacies technologies. This decrease neutralizes the increase of broadband and new services revenues, which were up by 7.3% year-on-year in local currency supported by the fiber revenues increase with higher ARPU and penetration.
Mobile ARPU decreased by 21.0% year-on-year in reported terms due mainly to the depreciation of the Brazilian real. In local currency, mobile ARPU decreased by 2.8% year-on-year because of the higher prepaid ARPU which partially offsets the negative impact of contract accesses reduction high affected by COVID-19 crisis.

TELEFÓNICA BRAZIL	June 2019	June 2020	% YoY	% Local Currency YoY
ARPU (EUR)	6.5	5.1	(21.0%)	(2.8%)
Prepay	2.8	2.3	(17.8%)	1.2%
Contract (1)	11.8	9.2	(22.0%)	(4.0%)
Data ARPU (EUR)	5.1	4.1	(20.1%)	(1.7%)

Notes:
(1) Excludes IoT.

OIBDA stood at 1.666 million euros in the first half of 2020, decreasing 18.7% in reported terms. In organic terms, year-on-year growth remains stable.
Depreciation and amortization stood at 1.050 million euros in the first half of 2020, decreasing 14.2% in reported terms affected by the depreciation of Brazilian real (-19.8 p.p.). In organic terms, the variation y-o-y is +5.7% due to higher investments.
Operating income stood at 616 million euros in the first half of 2020, decreasing 25.5% in reported terms affected by the depreciation of the Brazilian real accounted for -17.2 p.p. In organic terms, operating income year-on-year variation was -8.3% affected by COVID-19 pandemic effect that is estimated have been 80 million euros because of lower services revenues and handset sales revenues and higher bad debt costs, parcially offset by the savings in operative costs, mainly supplies.

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TELEFÓNICA HISPAM
The below table shows the evolution of accesses in Telefónica Hispam of the first half of 2020 compared to the first half of 2019:

ACCESSES
Thousands of accesses	June 2019	June 2020	%Reported YoY
Fixed telephony accesses (1)	9,542.5	8,260.7	(13.4%)
Broadband	5,806.7	5,398.6	(7.0%)
UBB	3,136.4	3,386.0	8.0%
FTTH (2)	2,579.8	3,034.6	17.6%
Mobile accesses	94,868.8	88,837.3	(6.4%)
Prepay	69,214.2	63,737.5	(7.9%)
Contract (3)	22,277.7	21,348.6	(4.2%)
IoT	3,376.9	3,751.1	11.1%
Pay TV	3,178.6	2,889.7	(9.1%)
IPTV	205.4	424.1	106.5%
Final Clients Accesses	113,542.7	105,534.3	(7.1%)
Total Accesses	113,565.5	105,554.3	(7.1%)
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Includes Peru's cable accesses.
(3) Includes the disconnection of 273 thousand inactive contract accesses in Peru in Q1 19.

Telefónica Hispam total accesses amounted to 105.6 million as of June 30, 2020 (-7.1% year-on-year).
Mobile accesses amounted to 88.8 million as of June 30, 2020 decreasing by 6.4% y-o-y mainly affected by the lower prepay customer base.
•Contract accesses drop by 4.2% year-on-year due to the lower accesses registered in Argentina (-10.0%); Perú (-6.1%); Ecuador (-10.1%) and Venezuela(-12.7%) partially offset by the strong performance in Colombia (+6.3%) and México (+8.0%).
•Prepay accesses drop by 7.9% year-on-year, with a net loss of 3.5 million accesses at June 30 2020 , decreasing in all operations, mainly in Perú (-1.5 million accesses); México (-0.6 million accesses); Colombia (-0.5 million accesses) and Chile (-0.4 million accesses).
Fixed accesses stood at 8.3 million as of June 30, 2020 (-13.4% year-on-year) with a net loss of 543 thousand accesses, due to the erosion of the traditional fixed business.
Fixed broadband accesses amounted to 5.4 million as of June 30, 2020 (-7.0% year-on-year). The penetration of FBB accesses over fixed accesses stood at 65.4% (+4.5 p.p. y-o-y), as a result of the focus on UBB deployment in the region reaching at 11.9 million real estate units and 3.4 million connected accesses (+8.0% y-o-y). The penetration of UBB accesses over fixed broadband accesses stood at 62.7% (+8.7 p.p. y-o-y).
Pay TV accesses stood at 2.9 million as of June 30, 2020, decreasing by 9.1% as a result of the net loss as of June 30, 2020, negatively impacted by the lower Direct-To-Home (DTH) technology accesses, standing out Perú (-61.3 thousand accesses ); Chile (-48.4 thousand accesses) and Venezuela (-32 thousand accesses) that offset the increase in Argentina (+7,8 thousand accesses ) and Colombia (+1,5 thousand accesses).

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The table below shows the evolution of the results in Telefónica Hispam of the first half of 2020 compared to the first half of 2019:

Millions of euros
TELEFÓNICA HISPAM	June 2019	June 2020	% Reported YoY	% Organic YoY (1)
Revenues	5,018	4,085	(18.6%)	(7.9%)
Mobile Business	3,235	2,567	(20.7%)	(9.7%)
Handset revenues	704	480	(31.8%)	(23.7%)
Fixed Business	1,781	1,456	(18.2%)	(7.8%)
OIBDA	1,339	863	(35.6%)	(12.7%)
Depreciation and amortization	(1,119)	(1,219)	8.8%	(0.9%)
Operating income (OI)	220	(356)	c.s.	(72.2%)
CapEx	644	458	(28.8)%	(12.6%)
OIBDA-CapEx	695	405	(41.8%)	(12.8%)

(1) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Hispam, we have made the following adjustments in order to calculate the first half of 2020 and 2019 variations in organic terms:
•Exchange rate effects: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates of the first half of 2019 for the two periods, except for Venezuela and Argentina.
•Reported variation of hyperinflation countries: the reported growth of Telefónica Venezolana and Telefónica Argentina is excluded (-269 million euros in sales and -123 million euros in OIBDA).
•Capital gains/losses on sale of companies: the organic variation excludes the impact of capital gains on the sale of companies in the first half of 2019, amounting to 1 million euros. In the first half of 2020, there was no result from the sale of companies.
•Restructuring costs: we have excluded the impact of restructuring costs in the first half of 2020 and 2019, amounting to 2 and 3 million euros impact in OIBDA, respectively.
•Spectrum acquisition: In the first half of 2019 the impact was 4 million euros. No impact related to spectrum took place in the first half of 2020.
•Mexico transformation: organic variations exclude the impact of the transformation of the operating model of Telefónica México, following the AT&T agreement in 2019, which have an impact on depreciation and operating income amounting to 198 million euros, in the first half of 2020.
•Impairment of goodwill: the impairment losses on goodwill are excluded from calculations of organic variations. In the first half of 2020, the impairment of goodwill allocated to Telefónica Argentina, amounting to 109 million euros, has been excluded.
The table below shows the first half of 2020 and 2019 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement items and other measures, and the contribution of each item for which we have adjusted to our reported growth:

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	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA HISPAM JUNE 2020	% Reported YoY	% Organic YoY	Exchange rate effect	Reported var. of hyperinflation countries	Capital gains/losses on sale of companies	Restructuring costs	Spectrum acquisition	Transformation T.Mexico	Impairment of goodwill
Revenues	(18.6%)	(7.9%)	(5.4)	(5.3)	—	—	—	—	—
OIBDA	(35.6%)	(12.7%)	(5.8)	(9.0)	(0.1)	0.0	—	—	(8.1)
Depreciation and amortization	8.8%	(0.9%)	(8.1)	(1.4)	—	—	—	19.3	—
Operating Income (OI)	c.s.	(72.2%)	6.2	(47.5)	(0.3)	0.3	—	(98.1)	(49.6)
CapEx	(28.8%)	(12.6%)	(5.7)	(10.5)	—	—	(0.1)	—	—
OIBDA-CapEx	(41.8%)	(12.8%)	(5.8)	(7.6)	(0.1)	0.1	0.1	0.0	(15.7)

Results discussion
Revenues amounted to 4,085 million euros in the first semester of 2020, decreasing 18.6% year-on-year in reported terms. This decrease was mainly driven by the foreign exchange effects which decreased growth by 5.4 percentage points and the reported variation of hyperinflation countries, which reduced growth by 5.3 percentage points. In organic terms, revenues decreased by 7.9% year-on-year, essentially impacted by the negative effects of the COVID-19 pandemic, which has affected the operation revenues by 293 million euros, lower accesses and voice revenues, broadband and new services revenues, tv revenues, and lower handset and service mobile revenues, mainly in prepaid, which were influenced by a decline of market prices in Chile and Perú.
Mobile business revenues amounted to 2,567 million euros in the first semester of 2020, decreasing 20.7% year-on-year in reported terms. This decrease was affected by the impact of the reported variation of hyperinflation countries, which reduced growth by 5.6 percentage points and the foreign exchange effects which decreased growth by 5.3 percentage points. In organic terms, mobile business revenues decreased by 9.7% year-on-year. The performance by country was as follows:
•In Chile, mobile revenues amounted to 436 million euros in the first semester of 2020, decreasing 22.5% year-on-year in reported terms, affected by the foreign exchange effects which reduced growth by 13.4 percentage points. Excluding this impact, mobile revenues would have decreased by 9.1% year-on-year due to the impact of the COVID-19 pandemic, the lower commercial activity in postpaid, the reduction of the prepaid recharges, the high commercial aggressiveness of the market and the lower handset revenues.
•In Perú, mobile revenues amounted to 372 million euros in the first semester of 2020, decreasing 27.8% year-on-year in reported terms, slightly impacted by the foreign exchange effects which reduced growth by 0.2 percentage points. Excluding this impact, mobile revenues decreased by 27.7% year-on-year, affected by the pressure that the mobile business suffered in ARPU and in Top ups in 2019 due to high level of competition, lower handset revenues as well as by the negative impact that the COVID-19 effect would be causing both in the fixed business and in the mobile business.
•In Colombia, mobile revenues amounted to 381 million euros in the first semester of 2020, decreasing 13.5% year-on-year in reported terms, mainly impacted by the foreign exchange effects which reduced growth by 10.8 percentage points. Excluding this impact, mobile revenues would have decreased by 2.7% year-on-year, affected by the lower prepaid revenues, due to lower customer base, the reduction of ARPU in postpaid B2B and the decline in handset revenues, partially offset by the good performance of B2C postpaid (business to consumer) and mobile interconnection revenues.
•In México, mobile revenues amounted to 519 million euros in the first semester of 2020, increasing 15.1% year-on-year in reported terms. This growth is mainly affected by the foreign exchange effects which reduced growth by 7.7 percentage points. Excluding this impact, mobile revenues decreased by 7.3% year-on-year, due to to lower prepaid mobile revenues and handset revenues, impacted by the effect of the COVID-19 pandemic and the lower wholesale business.
Fixed business revenues amounted to 1,456 million euros in the first semester of 2020, decreasing 18.2% year-on-year in reported terms. This decrease was mainly driven by the foreign exchange effects which decreased growth by 5.5 percentage points, and by the impact of the reported variation of hyperinflation countries (mainly Argentina) which reduced growth by 4.9 percentage points. Excluding these impacts, these revenues decreased by 7.8% year-on-year mainly due to the decline in voice, broadband and tv revenues in order to the lower accesses and despite the increase in commercial plans and higher speed in broadband.
OIBDA reached 863 million euros in the first semester of 2020, decreasing 35,6% year-on-year in reported terms (-12.7% in organic terms).

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Depreciation and amortization reached 1,219 million euros in the first semester of 2020, up 8.8% year-on-year in reported terms (-0.9% in organic terms).
Operating income reached -356 million euros in the first semester of 2020 (220 million euros in the first semester of 2019). This result was negatively affected by higher depreciation and amortization in Telefónica México in relation with the transformation of the operational model in the operator (-98.1 p.p.), the impairment of goodwill in Argentina (-49,6 p.p.), and the impact of the reported variation of hyperinflation countries (-47.5 p.p.). In organic terms, operating income decreased year-on-year, mainly driven by the lower revenues mentioned above and the impact of the COVID-19 pandemic (110 million euros).
Below is additional information by country:
•Chile: Operating income reached 55 million euros in the first semester of 2020, decreasing 53.8% year-on-year in reported terms, affected by the foreign exchange effects which reduced growth by 7.9 percentage points. This performance is mainly affected by the lower fixed and mobile revenues mentioned above and the impact of the COVID-19 pandemic, as the amortizations maintain similar levels of 2019.
•Perú: Operating income reached -30 million euros in the first semester of 2020 (27 million euros in 2019). This operating result is penalized by lower service revenues as well as the increase in bad debts, that were negatively affected by the COVID-19 effect, despite the better amortizations of the period.
•Colombia: Operating income reached 24 million euros in the first semester of 2020, decreasing 59.1% year-on-year in reported terms, affected by the foreign exchange effects which reduced growth by 5.1 percentage points. This performance is mainly targeted by the lower handset revenues and the towers sales from the previous year, not sufficient compensated by the better amortizations of the period.
•México: Operating income reached -330 million euros in the first semester of 2020 (-152 million euros in the first semester of 2019), mainly impacted by the AT&T deal established in Telefónica México in relation with the transformation of the operational model in the OB, with higher amortizations.

TELEFÓNICA INFRA (Telxius)
From the first quarter of 2020, Telefónica Infra is a segment of the Telefónica Group acting as a portfolio manager owing stakes in infrastructure. Telefónica Infra’s consolidation perimeter includes Telxius as its first asset.
Telefónica Infra's objectives include crystallising the value of Telefónica's infrastructure assets and capabilities, improving Telefónica's business units’ competitive position and capturing future value upside through the stakes held in infrastructure vehicles.
Telefónica Infra will focus on value creation through 3 key levers: i) optimising existing infrastructure assets through dedicated management and increased focus, ii) selectively monetising infrastructure assets, and iii) partnering with leading financial investors to co-invest in growth opportunities (flexible partnership structures and business models).
In the context of the COVID-19 pandemic crisis, Telxius has been characterized by the stability and resilience of its business model with limited impact, only affected by some delays in the construction of new sites, installation of new customers (co-locations adds), and in provisioning new connectivity services.
In the Tower business, the acquisition of 1,909 towers in Brazil in February 2020 stands out, doubling the size of Telxius in the country, and establishing a solid platform that will capture the expected growth of the Brazilian market. Additionally, the portfolio of towers grew in the semester in 165 additional sites (147 of new construction and 18 acquired in Peru) reaching 20,422 towers as of June 2020 (+16.4% year-on-year), with a “tenancy ratio” of 1.34x.
Additionally, 8 of June of 2020 marks a milestone in the history of Telxius after announcing the purchase of nearly 10,100 sites from Telefónica Deutschland for 1,500 million euros, along with the commitment to build 2,400 additional sites build-to-suit (BTS) in Germany, the largest market for telecommunications in Europe.
Once the acquisition (pending regulatory approvals) and the deployment of BTS is completed, Telxius portfolio will exceed 32,900 sites in the six countries where it operates, doubling in size since its creation in 2016. Of these, approximately 80% will be located in Europe (Spain and Germany), and the rest in Latin America (Brazil, Peru, Chile and Argentina). Germany will thus become the largest country for Telxius, both in terms of revenue and number of towers.

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The following table shows Telefónica Infra tower KPIs evolution during first half of 2020 compared to first half of 2019:

Towers KPIS
Units	June 2019	June 2020	%Reported YoY
Towers	17,550	20,422	16.4%
Tenants	23,889	27,363	14.5%
Tenants non anchor	6,339	6,941	9.5%
Tenancy ratio	1.36x	1.34x	(0.02x)
Notes:
- Non anchor tenants refer to other tenants than anchor.

In the Cable business, traffic levels of around 13.7Tbps were verified during the semester (+41.8% compared to the average of the first semester of 2019), partially associated with COVID-19, which has had a positive effect on revenue. In addition, the good commercial moment is maintained, especially in MAREA, a 6,600 km submarine cable with 200Tbps capacity connecting Spain (Sopelana) and USA (Virginia Beach), and the renewal of contracts with relevant carriers in Latin America stands out. Finally, during the semester, Telxius joined the agreement together with América Móvil to build a new cable system in the Latin American Pacific, which enables the continuous renewal and upgrade of Telxius’ cable infrastructures with significant saving to be achieved.
The table below shows the evolution of Telefónica Infra results of the first half of 2020 compared to the first half of 2019:

Millions of euros
TELEFÓNICA INFRA (Telxius)	June 2019	June 2020	% Reported YoY	% Organic YoY (1)
Revenues	435	415	(4.7%)	(4.2%)
OIBDA	253	268	5.9%	6.7%
Depreciation and amortization	(118)	(132)	12.1%	13.7%
Operating income (OI)	135	136	0.5%	0.7%
CapEx	94	206	119.3%	149.5%
OIBDA-CapEx	159	62	(60.8%)	(77.2%)
(1) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Infra, we have made the following adjustments in order to calculate the first half of 2020 and 2019 variations in organic terms:
•Exchange rate effect: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year. In particular, we have used the average foreign exchange rates of the first half of 2019 for both years.
•Reported variation of hyperinflation countries: the reported growth of operators in countries with hyperinflactionary economies (Argentina) is excluded.

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The table below shows the first half of 2020 and 2019 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement items and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA INFRA (Telxius) JUNE 2020	% Reported YoY	% Organic YoY	Exchange rate effect	Reported var. of hyperinflation countries
Revenues	(4.7%)	(4.2%)	(0.4)	(0.1)
OIBDA	5.9%	6.7%	(0.9)	—
Depreciation and amortization	12.1%	13.7%	(1.4)	(0.2)
Operating Income (OI)	0.5%	0.7%	(0.5)	0.3
CapEx	119.3%	149.5%	(30.5)	0.4
OIBDA-CapEx	(60.8%)	(77.2%)	16.6	(0.2)

Results discussion
The results of the first semester of 2020 are affected by the exceptional sale of capacity in the cable business registered in the first half of 2020 that impact on the growth of the period compared to 2019.
Revenues totalled 415 million euros in the first half of 2020 and decreased 4.7% in reported terms impacted by exchange rates (-0.4 p.p.). In organic terms, revenues decreased year-on-year by 4.2% due to tough comps caused by exceptional sales of capacity in cable, especially in MAREA, in 2019 referred above. In the period, Tower revenues (184 million euros) grew 10.6% and Cable (231 million euros) decreased 13.8% due to tough comps previously mentioned.
OIBDA totalled 268 million euros in the first half of 2020, growing 5.9% in reported terms impacted by exchange rates (-0.9 p.p.). In organic terms, year-on-year variation was +6.7%.
Depreciation and amortization amounted to 132 million euros in 2020, increasing 12.1% year-on-year in reported terms, impacted by the construction and acquisition of towers (mainly Brazil and Peru). In organic terms, this depreciation and amortizations grew 13.7% year-on-year.
The operating income reached 136 million euros in the first semester of 2020, increasing 0.5% in reported terms impacted by exchange rates (-0.5 p.p.), partially offset by hyperinflation countries (+0.3 p.p.). In organic terms, year-on-year variation was 0.7%, negatively impacted by the exceptional sale of capacity in cable in 2019 referred above.
Reported CapEx totalled 206 million euros in the first semester of 2020 increasing by 119.3% in reported terms, impacted by exchange rates (-30.5 p.p.). In organic terms, the year-on-year evolution was +149.5%, highly impacted by the acquisition of towers and real estate rights in the first half of 2020 (171 million euros) and the recognition of the Pacific cable construction.

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Risk factors
The Telefónica Group is affected by a series of risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties faced by Telefónica, which could affect its business, financial condition, results of operations and/or cash flows are set out below and must be considered jointly with the information set out in the Consolidated Financial Statements.

These risks are currently considered by the Telefónica Group to be specific to the Group and the most important to consider in making an informed investment decision in respect of the Company. However, the Telefónica Group is subject to other risks that have not been included in this section based on the Telefónica Group's assessment of their specificity and materiality depending on the probability of occurrence and the potential magnitude of their impact.

Risks related to the business activities.
Telefónica's competitive position in some markets could be affected by the evolution of competition and market consolidation.
The Telefónica Group operates in highly competitive markets and it is possible that the Group may not be able to market its products and services effectively or respond successfully to the different commercial actions carried out by its competitors, causing it to not meet its growth and customer retention plans, thereby jeopardizing its future revenues and profitability.

In addition, market concentration, including as a result of mergers, acquisitions, alliances and collaboration agreements with third parties (e.g., the possible integration of companies in the content/entertainment sector, such as the mergers of FOX and Disney, and AT&T and Time Warner), could affect the competitive position of Telefónica, as well as the efficiency of its operations.

The reinforcement of competitors, the entry of new competitors, or the merger of operators in certain markets, may affect Telefónica's competitive position, negatively affecting the evolution of revenues and the market share. These changes in market dynamics could lead to aggressive commercial offers, accelerated broadband deployments by competitors or the proliferation of unlimited data rates. These situations are of greater relevance in certain countries such as Chile and Peru.

If Telefónica is not able to successfully face the challenges posed by its competitors, the Group's business, financial condition, results of operations and/or cash flows could be adversely affected.

The Telefónica Group's strategy focused on driving new digital businesses and providing data-based services increases exposure to potential risks and uncertainties arising from data privacy regulation.

The Telefónica Group includes in its commercial catalogue products and/or services based on the exploitation, standardisation and analysis of data, as well as in the deployment of advanced networks and the promotion of new technologies related to Big Data, Cloud Computing, Cybersecurity, Artificial Intelligence and the Internet of Things.

The enormous volume of data that entails such selling of products and/or services and such deployment presupposes an enormous responsibility with regard to compliance with regulations in terms of privacy, being essential that there is an adequate balance between the requirements inherent in such regulations on the one hand and the promotion of innovation on the other.

In this regard it is important to highlight the fact that within the European Union, Regulation (EU) 2016/679 of the European Parliament and Council of 27 April 2016, the General Data Protection Regulation ("GDPR") is now a consolidated standard and reference for all countries where the Group operates. In this context, besides that, the Member States are still debating and defining the text of the Proposal for a future European Regulation on the respect for privacy and protection of personal data in electronic communications ("e-Privacy Regulation") and which would repeal Directive 2002/58/EC, a proposal which, if approved, could possibly establish additional and more restrictive rules than those established in the GDPR with the consequent impact that this could have

At a local level: (i) in the case of Spain, although Organic Law 3/2018 of December 5 on the Protection of Personal Data and the Guarantee of Digital Rights ("LOPDyGDD") came into force in December 2018, it would not have been until June 2020 that the first steps would have been taken to draw up what will be the new Charter of Digital Rights which will implement the provisions of Title X of said law; (ii) in United Kingdom, its eventual leaving from the European Union means that the Group must be very vigilant about how its O2 UK operation and business in the United Kingdom may be affected in terms of applicable privacy regulations and, specifically, the flow of data to and from the United Kingdom, as it may be considered by the European Union

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as a country with an inadequate level of data protection. However, currently a transition period is in force, in which the GDPR continues to be applied in the UK and the authorities of the European Union and the UK are in advanced negotiations to reach an agreement on this matter which will allow a normal cross-border flow of personal data between the two territories to continue without significantly affecting the Group's business or, ultimately, the protection of the privacy of customers in the UK; (iii) finally, with respect to the privacy regulations applicable to Group's operations in Latin America, noteworthy is Brazil, whose Law No. 13,709 of August 14, 2018, the General Law on the Protection of Personal Data ("LGPD"), which imposes similar standards and obligations to the GDPR, has been delayed, due to the current Covid-19 pandemic, from coming into force from the initial scheduled date of August 2020 to May 2021. In addition, the respective draft regulations in this matter of Ecuador, Chile and Argentina, whose intention is to update their regulation in favour of standards similar to the GDPR, would have been temporarily paralysed for the same reason.

The need for the protection of data privacy and the importance of developing products and services taking this into account by design, as well as the importance of having robust internal procedures and rules that can be adapted to regulatory changes where necessary, implies a risk of a potential non-compliance or defective compliance with these rules, especially with regard to maintaining adequate data security and potential security, which could result in the imposition of high penalties, in addition to other undesirable consequences of reputational impact and loss of trust of some customers and users. Thus, for example, in very serious cases of non-compliance, the GDPR provides for the possibility of imposing administrative fines of up to 4% of the total annual turnover of the previous year.

Any of the foregoing could have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.

The Group requires government concessions and licences for the provision of a large part of its services and the use of spectrum, which are a scarce and costly resource.

The telecommunications sector is subject to laws and sector-specific regulations. The fact that the Group's business is highly regulated affects its revenues, operating income before depreciation and amortisation ("OIBDA") and investments.

Many of the Group’s activities require licences, concessions or authorisations from governmental authorities, which typically require that the Group satisfies certain obligations, including minimum specified quality levels, service and coverage conditions. If the Telefónica Group breaches any of such obligations it may suffer consequences such as economic fines or, in a worst-case scenario, measures that would affect the continuity of its business. Exceptionally, in certain jurisdictions, the terms of granted licences may be modified before the expiration date of such licences or, at the time of the renewal of a licence, new enforceable obligations could be imposed or the renewal of a licence could be refused.

Additionally, the Telefónica Group could be affected by the regulatory actions of antitrust authorities. These authorities could prohibit certain actions, such as new acquisitions or specific practices, create obligations or impose heavy fines. Any such measures implemented by the antitrust authorities could result in economic and/or reputational loss for the Group, in addition to a loss of market share and/or harm to the future growth of certain of its businesses. For example, on 22 February 2019, the European Commission started an investigation of Telefónica Deutschland in respect of the Group's compliance with its commitments undertaken in the merger with E-Plus in 2014. The European Commission is investigating whether there has been a breach of the Group's commitment to offer wholesale 4G services to all interested players at best prices under benchmark conditions. Telefónica Deutschland has adjusted the conditions of 4G wholesale services and expects the investigation to be closed soon. Additionally, in Peru, a procedure has been opened against Telefonica before OSIPTEL for a possible competition case in the distribution of Movistar Total package, where - according to the complaint – Telefonica would be extending its dominant position in telephony, internet and cable services to mobile telephony.

Any of the foregoing could have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.

Access to new concessions/ licences of spectrum.

The Group requires sufficient spectrum to offer its services. The Group's failure to obtain sufficient or appropriate spectrum capacity in the jurisdictions in which it operates, or its inability to assume the related costs, could have an adverse impact on its ability to maintain the quality of existing services and on its ability to launch and provide new services, which may materially adversely affect Telefónica’s business, financial condition, results of operations and/or cash flows.

It is expected that spectrum auctions will take place in the next few years, which will possibly require cash outflows to obtain additional spectrum or to comply with the coverage requirements associated with some of these licences.

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In Europe, two auction processes are expected in the near term: (i) in Spain the auction for the 700 MHz band related to the "second digital dividend" is expected to occur during 2021and it is probable that the spectrum in the 3.4-3.6 GHz band, currently in use by the Ministerio de Defensa, will also be auctioned by the end of2020 (up to a maximum of 40 MHz); and (ii) in the United Kingdom, an auction for the 700 MHz and the 3.6-3.8 GHz bands is expected to take place no earlier than November of 2020.

In Latin America several auction processes are expected in the near term:

i.in Brazil, on February 2020 Agência Nacional de Telecomunicações ("ANATEL") has published a public consultation regarding the 5G auction. It is expected that the auction will take place in 2021.The frequencies to be auctioned are 20 MHz of 700 MHz band, 90 MHz of 2.3 GHz band, 400 MHz of 3.5 GHz band and 3,200 MHz of 26 GHz band;

ii.in Peru auctions of 30 MHz in the 2.3 GHz band and 60 MHz in the AWS band were announced in the first quarter of 2021;

iii.in Argentina, various spectrum auctions have also been announced, with conditions to be defined;

iv.in Chile, in January 2020, the Chilean Under-Secretary of Telecommunications ("SUBTEL") launched a public consultation on the upcoming auction. SUBTEL intends to auction 30-year concessions in four bands - a total of 20 MHz will be made available in the 700 MHz band, 30 MHz in the AWS band, 150 MHz in the 3.5 GHz band and 800 MHz in the 28 GHz band; and

v.in Colombia, in December 2019, the Ministry of Information Technologies and Communications ("MinTIC") published the launch of the "5G Plan" for the country, in which it announced that it is destined to allocate 5G spectrum, in the 3.5 GHz band, in the second quarter of 2021. In May 11th, Mintic assigned 6 months licences of 100 MHz spectrum in 3.5 GHz band, for 5G trials in specific areas of Bogotá D.C. In June 5th, 2020, MinTIC & the National Spectrum Agency have published a proposal for public consultation of “Política Pública de Espectro 2020-2024”, that aims to flexibilization mechanisms for spectrum allocation, spectrum sharing schemes, new spectrum attributions for IMT, spectrum use efficiency criteria and future allocation process for IMT spectrum for last quarter of 2020 . In addition, on June 24, 2020, the MinTIC published the Plan for the Transition to New Technologies, where defines a modernization plan for 4G mobile networks. One of the proposed topics is to auction the available spectrum at 700MHz, 1900MHz, 2500MHz and 3.5GHz.

Existing licences: renewal processes and modification of conditions for operating services.

The revocation or failure to renew the Group’s existing licences, authorisations or concessions, or any challenges or amendments to their terms, could materially adversely affect Telefónica’s business, financial condition, results of operations and/or cash flows.

In Spain, the administrative concessions of Telefonica have been extended, in the 3.4-3.6 GHz band (2x20 MHz) and the 2.1 GHz band (2x15 MHz + 5 MHz) until 2030. As of 31 December 2019, Telefónica had completed the deployment of LTE nodes mandated by Ministerial Order of 29 October 2018 approving the plan to enable access to broadband services at 30 Mb per second speed or higher. This obligation implies the compliance with the established loading conditions which will be monitored by relevant administrative authorities over the next five years.

In Latin America, in Brazil:

(i) on October 4th, 2019, Law 13.879/2019 (resulting from PLC 79/2016) was published. This Law introduces changes to the telecommunications regulatory framework and is expected to have a significant impact on this industry, by allowing fixed-line concessions operators to migrate from a grant regime to an authorisation regime. According to the Law, ANATEL will be responsible for estimating the gains obtained by operators as a result of migrating from one regime to the other. The amount of such gains will translate into broadband related projects, which will need to be defined by ANATEL. On June 16th, ANATEL together with UIT, opened a public process to hire a consultancy firm that will support in formulating the rules to be followed by operators who wish to migrate from the grant regime to the authorisation regime. At 31 December 2019, the estimated residual value of the reversible assets was 8,260 million Brazilian reals (approximately EUR 1,825 million under the exchange rate applicable on such date) (8,622 million Brazilian reals, approximately EUR 1,943 million at 31 December 2018); (ii) on the other hand, regarding the 450 MHz spectrum band, licensed in certain cities, the regulator issued a decision in June 2019 which has been challenged by Telefónica allowing the use of a satellite solution to complement the fulfilment of existing commitments, increasing the connection speed and ordering the termination of licences relating to the 451 MHz to 458 MHz and 461 MHz to 468 MHz frequencies in cases where relevant operators have not used such frequencies within the deadline

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set in the relevant auction notice. Telefónica had not provided any services through the 450 MHz band by the relevant deadline, as relevant equipment was not available at such time. If challenges brought against this decision are not successful, Telefónica could lose its right to exploit spectrum in the aforementioned band; and (iii) regarding the renewal of the Group's spectrum in the 850 MHz band in Rio de Janeiro (2020), in Brasilia (2021) is still pending and rest of regions (2022-2028), in June 17th 2020, the Decree 10.402/2020, regulated by Law 13.879/2019, was published and allows to renew the existing licenses used by the operators. Before Decree publication, the spectrum acquisition processes allowed one single renewal (for the same period). After said period, the successive renewals would be made under a competitive process at market price. The value of the renewal may be converted, in whole or in part, into investment commitments.

In Peru, the renewal of concessions for the provision of fixed-line services, valid until 2027, was denied by the Ministry of Transportation and Communications (“MTC”) after a request submitted in December 2013. The renewal of the 1900 MHz band in all of Peru (except for Lima and Callao), which expired in 2018, and of other telecommunication services were requested. Regarding these renewal requests the MTC therefore, the concessions remain in force while the procedures are in progress. On the other hand, on March 4th, 2020, after completing the consultation period for the 3.5GHz band rearrangement, the MTC decided to initiate the aforementioned process.

In Chile, the enforcement of the ruling issued by the Supreme Court in 2018 ordering Telefónica Móviles Chile ("TMCH") to relinquish part of the spectrum acquired in 2014 (20 MHz) in the 700 MHz band is partially pending. The court decision requires TMCH to dispose of 20 MHz but allows TMCH to choose the band from which spectrum is relinquished. The spectrum must be relinquished by 17 October 2021. In November 2019, TMCH presented to SUBTEL and the Court of Defence of Free Competition ("TDLC") the proposed bidding rules for TMCH’s direct sale of 10 MHz in the 1900 MHz band. The remaining 10 MHz were returned to SUBTEL through the resignation over two concessions in the 3500 MHz band (in the southern part of the country) that were not in use. On June 25th 2020, TMCH submitted to SUBTEL and TDLC a new version of the bidding rules for the sale of the 10 MHz in the 1900 MHz band, which incorporate the observations made by SUBTEL. Additionally, and in relation to the current spectrum cap of 60 MHz, on July 13, the Supreme Court has decided to establish the following caps: Macro Low Band (700; 850 and 900 MHz) cap of 32%. Macro Medium Band (3.5 GHz) cap of 30% and a cap of 25% for Macro High Band for 5G. It also adopted complementary measures consisting of, among others: mandatory and temporary national roaming, offering facilities and resale plans for MVNOs, necessary to be approved by the National Economic Agency, after a report from SUBTEL, and mandatory sharing of passive infrastructure.

In Ecuador, the Contraloría General Del Estado ("CGDE") has recommended that the Agencia de Regulación y Control de las Telecomunicaciones (“ARCOTEL”) renegotiates the Concession Agreement of 2008. Telefónica Ecuador does not agree with such recommendation and has rejected the renegotiation of said Concession Agreement. On April 16, ARCOTEL issued a compliance report for the renewal of the concession, responding that Telefonica is currently in legal capacity to provide the Mobile Service. With this statement, Telefónica Ecuador would be enabled to be in the process of the concession renewal that expires in 2023.

In Colombia, in December 2019, the MinTIC launched an auction process in the 700 MHz, 1900 MHz and 2500 MHz bands. Although Telefónica participated in this process, it decided not to acquire permits for the use of spectrum in these bands due to the high cost of the spectrum and the obligations associated with the licences. In April 2021, expires the period to require the renewal of the license to use 15 MHz in the 1900 MHz band, which expires on October 18, 2021. MinTic must establish the renewal conditions in accordance with the new legal regulation of law 1978/19; which implies market prices conditions, extends the license periods to a maximum of 20 years and allows paying up to 60% of the price of the spectrum through obligations to do or take action.

In the first half of 2020, no spectrum acquisitions and renewals were invested, bringing spectrum investment to 22 million euros in the first half of 2019. In the event that the licences described are renewed or new spectrum is acquired, it would involve additional investments by Telefónica.

Further information on certain key regulatory matters affecting the Telefónica Group and the concessions and licences of the Telefónica Group can be found in the Appendix VI of the 2019 Consolidated Financial Statements: "Key regulatory issues and concessions and licences held by the Telefónica Group" and Note 23 "Other Information" of the present Consolidated Interim Financial Statements.

Any of the foregoing could have an adverse effect on the business, financial position, results of operations and/or cash flows of the Group.

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Telefónica operates in a sector characterised by rapid technological changes and it may not be able to anticipate and adapt to such changes or select the right investments to make.
The pace of innovation and Telefónica's ability to keep up with its competitors is a critical issue in a sector so affected by technology such as telecommunications. In this sense, additional investments will be needed in new high-capacity network infrastructures to enable Telefónica to offer the features that new services will demand, through the development of technologies such as 5G or fiber optic.

New products and technologies are constantly emerging that can render products and services offered by the Telefónica Group, as well as its technology, obsolete. In addition, the explosion of the digital market and the entrance of new players in the communications market, such as mobile network virtual operators ("MNVOs"), internet companies, technology companies or device manufacturers, could result in a loss of value for certain of the Group's assets, affect the generation of revenues, or otherwise cause Telefónica to have to update its business model. In this respect, revenues from traditional voice business are shrinking, while new sources of revenues are increasingly derived from connectivity and digital services. Examples of these services include video, IoT, security, Big Data and cloud services.

All of this forces Telefónica to continuously invest in the development of new products, technology and services to continue to compete effectively with current or future competitors, and, for this reason, the Group's profit and margins associated with the income of the business could be reduced or such investment could not lead to the development or commercialization of successful new products or services. To contextualize the size of the Group's investments, total research and development expenditure in the first half of 2020 was 553 million euros (440 million euros in the first half of 2019). These expenditures represented 2.6% and 1.8% of the Group's consolidated revenues in 2020, and 2019, respectively. These figures have been calculated using the guidelines established in the Organization for Economic Co-operation and Development ("OECD") manual.

One of the technologies currently being developed by telecommunications operators, including Telefónica (in Spain and Latin America), is the new FTTx type networks which allow the offering of broadband accesses over fiber optics with high performance. However, the deployment of such networks, in which the copper of the access loop is totally or partially replaced by optical fiber, necessitates high levels of investment. As of June 30, 2020, in Spain, fiber coverage reached 23.7 million premises. There is a growing demand for the services that these new networks can offer to the end customer. However, the high levels of investment required by these networks result in the need to continuously consider the expected return on investment, and no assurance can be given that these investments will be profitable.

In addition, the ability of the Telefónica Group's IT systems (operational and backup) to adequately support and evolve to respond to Telefónica's operating requirements is a key factor to consider in the commercial development, customer satisfaction and business efficiency of the Telefónica Group. While automation and other digital processes may lead to significant cost savings and efficiency gains, there are also significant risks associated with such transformation processes. Any failure by the Telefónica Group to develop or implement IT systems that adequately support and respond to the Group's evolving operating requirements could have an adverse effect on the Group's business, financial condition, results of operations and/or cash flows.

If Telefónica is not able to anticipate and adapt to the technological changes and trends in the sector, or to properly select the investments to be made, this could negatively affect the Group's business, financial condition, results of operations and/or cash flows.

Telefónica may not anticipate or adapt in a timely manner to changing customer demands and/or new ethical or social standards, which could adversely affect Telefónica's business and reputation.

To maintain and improve its position in the market vis-à-vis its competitors, it is vital that Telefónica: (i) anticipates and adapts to the evolving needs and demands of its customers, (ii) avoids commercial actions that may generate a negative perception of the Group or the products and services it offers, and (iii) avoids actions that may have or be perceived to have a negative impact on society. In addition to harming Telefónica's reputation, any such actions could also result in fines and other sanctions.

In order to respond to the evolution in the needs of customers, Telefónica needs to adapt both its communication networks and its offer of digital services. The networks, which had historically focused on voice transmission, are evolving into increasingly flexible, dynamic and secure data networks, replacing, for example, old copper telecommunications networks with new technologies such as fiber optics, which facilitate the absorption of the exponential growth in the volume of data demanded by the Group's customers. In relation to digital services, customers require an increasingly digital and personalized experience, as well as a continuous evolution of the Group's product and service offering. In this sense, new services such as "Smart WiFi" or "Connected Car", which facilitate certain aspects of the Group's customers' digital lives, are being developed.

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Furthermore, new solutions for greater automation in commercial services and in the provision of the Group's services are being developed, through new apps and online platforms that facilitate access to services and content, such as new video platforms that offer both traditional Pay TV, video on demand or multi-device access. However, there can be no assurance that these and other efforts will be successful.

The development of all these initiatives is also necessary considering that there is a growing social and regulatory demand for companies to behave in a socially responsible manner. As a result, the risks associated with potential damage to a brand's reputation have become more relevant, especially due to the impact that the publication of news through social networks can have.

If Telefónica is not able to anticipate or adapt to the evolving needs and demands of its customers or avoid inappropriate actions, its reputation could be adversely affected, or it could otherwise have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.

Telefónica depends on its suppliers.

The existence of critical suppliers in the supply chain, especially in areas such as network infrastructure, information systems or handsets with a high concentration in a small number of suppliers, poses risks that may affect Telefónica's operations. This may cause legal contingencies or damages to its image in the event that a participant in the supply chain engages in practices that do not meet acceptable standards or that otherwise fail to meet Telefónica's performance expectations. This may include delays in the completion of projects or deliveries, poor-quality execution, cost deviations and inappropriate practices.

As of June 30, 2020, the Telefónica Group depended on three handset suppliers and seven network infrastructure suppliers, which, together, accounted for 87% and 80%, respectively, of the aggregate amount of the awarded contracts made until June 30, 2020 to handset suppliers and network infrastructure suppliers, respectively. One of the handset suppliers represented 49% of the aggregate amount of the awarded contracts made until June 30, 2020 to handset suppliers.

These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own stock shortfalls and business requirements or for other reasons.

If suppliers cannot supply their products to the Telefónica Group within the agreed deadlines or such products and services do not meet the Group's requirements, this could hinder the deployment and expansion plans of the network. This could in certain cases affect Telefónica's compliance with the terms and conditions of the licenses under which it operates, or otherwise adversely affect the business and operating results of the Telefónica Group. In addition, the possible adoption of new protectionist measures in certain parts of the world, including as a result of trade tensions between the United States and China, may have an adverse impact on certain of Telefónica's suppliers and other players in the industry. The imposition of trade restrictions could result in higher costs and lower margins and could adversely affect the Group's business, financial condition, results of operations and/or cash flows.

Operating Risks.
Information technology is key to the Group's business and it could be subject to cybersecurity risks.
The risks derived from cybersecurity are among the Group's most relevant risks. Despite advances in the modernization of the network and the replacement of legacy systems, the Group operates in an environment increasingly prone to cyber-threats. Therefore, it is necessary to continue to identify and remedy any technical vulnerabilities and weaknesses in the Group's operating processes, as well as to strengthen its capabilities to detect and react to incidents. This includes the need to strengthen security controls in the supply chain (for example, by focusing on the security measures adopted by the Group's partners and other third parties), as well as to ensure the security of the services in the cloud. In recent months, due to the situation caused by the evolution of COVID-19, security measures related to remote access and teleworking have been reviewed and strengthened.

Telecommunications companies worldwide face continuously increasing cybersecurity threats as businesses have become increasingly more digital and dependent on telecommunications and computer networks and cloud computing technologies. Cybersecurity threats may include gaining unauthorized access to the Group's systems or propagating computer viruses or malicious software to misappropriate sensitive information like customer data, corrupt Telefónica's data or disrupt its operations. Unauthorized access may also be gained through traditional means such as the theft of laptop computers, data devices and mobile phones. Further, the Group's employees or other persons may have unauthorized or authorized access to the Group's systems and leak data and/or take actions that affect the Group's networks or otherwise adversely affect the Group or its ability to adequately process internal information.

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Telefónica manages these risks through a number of technical and organizational measures, which are part of its digital security strategy, including access control measures, log review of critical systems, vulnerabilities checks, network segregation measures and protective systems such as firewalls, intrusion prevention systems, virus scanners and other physical and logical security measures. In the event of an incident that has not been avoided by such preventive and control measures, there are backup systems to recover data. However, the application of these measures cannot guarantee the mitigation of all risks. Therefore, the Telefónica Group has insurance policies in place, which could cover, subject to the policies terms, conditions, exclusions, limits and sublimits of indemnity, and applicable deductibles, certain losses arising out of these types of incident. To date, the insurance policies in place have covered some incidents of this nature, yet due to the potential severity and uncertainty of the aforementioned events, these policies may not be sufficient to cover all possible losses arising out of an individual event.

Unanticipated network interruptions can lead to quality loss or the interruption of the service.
Unforeseen network interruptions can be due to system failures, natural disasters caused by natural or meteorological events or phenomena, lack of electric supply, network failures, hardware or software failures, theft of network elements or cyber-attacks. Any of the foregoing can affect the quality of, or cause interruption to, the provision of the services of the Telefónica Group.

Such events, like the one that affected the mobile data services provided by O2 UK at the end of 2018, could cause customer dissatisfaction, a reduction in revenues and traffic, the realization of expensive repairs, the imposition of sanctions or other measures by regulatory bodies, and damage to the image and reputation of the Telefónica Group, or could otherwise have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.

Financial Risks.
Worsening of the economic and political environment could negatively affect Telefónica's business.
Telefónica's international presence enables the diversification of its activities across countries and regions, but it exposes Telefónica to diverse legislation, as well as to the political and economic environments of the countries in which it operates. Any adverse developments in this regard, including exchange rate or sovereign-risk fluctuations, may adversely affect Telefónica's business, financial position, cash flows and results of operations and/or the performance of some or all of the Group's financial indicators.

The main risks are detailed below, by geography:

Globally: worldwide or national health-related events, including the outbreak of contagious diseases, epidemics or pandemics, such as COVID-19 (coronavirus), could significantly affect our operations. Such events could cause, among others, delays in the supply chain due to problems in factories or logistic services; impact on employees or third parties due to quarantine periods or infection, and also affecting global and therefore national economic growth. The latter stemming from a variety of adverse impacts on supply (paralysis of integrated production chains, freezing of productive resources) and demand (deterioration of confidence and expectations, negative income and wealth effects) caused by a substantial deterioration in financial markets, unprecedented falls in commodity prices, sharp slowdown in commercial activity or heavy restrictions on transport. The specific impact of COVID-19 (coronavirus) on Telefónica's main business is difficult to predict at this time, and will depend on future events, highlighting among them the level of expansion and the severity of the virus and the effectiveness of announced and already ongoing measures to contain its impact.

However, early estimates suggest that the world is facing a pandemic whose economic effects are expected to result in the largest drop in global gross domestic product ("GDP") in recent decades.

Since the beginning of the COVID-19 (coronavirus) outbreak, world growth expectations have fallen by an average of 8.5 p.p. to -4.9 per cent., with GDP estimates anticipating the worst quarterly growth rate in the last 150 years (according to the OECD) in line with the historical decline of the early activity indicators published since March 2020. The OECD anticipates that approximately every month of continued confinement measures would further reduce growth by 2-3 p.p.

In Spain, published data confirms the shock resulting from the COVID-19 (coronavirus) outbreak, not only in respect of economic activity (Purchasing Managers Indexes, new orders and business confidence), but also on employment. Up to June 2020, almost 0.6 million people are estimated to have lost their jobs, and still 1.8mll are under the ERTEs’ umbrella. Preliminary estimates of the impact of the COVID-19 (coronavirus) outbreak on the Spanish economy, despite the high uncertainty, point to a strong recession in activity in 2020 (-10.0 per cent. / -12.0 per cent.) followed, if fiscal and monetary

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measures are widely and rapidly applied, by a V-shaped recovery (+7.0 / 9.0 per cent. in 2021). This would mean around 12 p.p. of lower growth in 2020 compared to expectations at the beginning of 2020.

Despite the magnitude of the announced fiscal packages, composed of both direct spending (Spain: 3.7 per cent. of GDP and Germany: 13.3 per cent. of GDP) and liquidity guarantees (Spain: 9.2 per cent. of GDP and Germany: 34.5 per cent. of GDP) whose objective is to maintain the productive structure, given the volume, this raises questions such as the sustainability of the debt in the medium and long term. However, if the shock is temporary and growth recovers in future years, it would not be a problem in a world where nominal growth is permanently above interest rates.

Regardless the former, in Europe there is the risk of tighter financing conditions for both the private and public sectors could arise in a scenario of financial stress with a negative impact on disposable income. The trigger for that scenario could be both global factors derived from an economic deterioration, or domestic issues such as the worsening of the fiscal sustainability in some European countries (e.g. Italy).

•Spain: there are three other main sources of uncertainty. First, the outcome of the political situation in Catalonia and its impact on the financing conditions of the Spanish economy given the demanding maturity schedule the country is facing and its significant dependence on the international macroeconomic scenario and investors. A second source of uncertainty stems from the economic policies to be implemented from 2020 onwards, given the high level of parliamentary fragmentation and the lack of agreement on key issues. Finally, being one of the most open countries in the world, from a commercial point of view, and being amongst the top ten countries in respect of capital outflows and inflows in the world, any situation of protectionist backlash can have significant implications.

•United Kingdom: the exit process from the European Union following the United Kingdom's formal withdrawal on 31 January 2020 ("Brexit") will entail an economic adjustment regardless of the new economic and commercial relationship between the United Kingdom and the rest of Europe in the future. Investment, economic activity and employment would be the main variables affected, as well as volatility in financial markets, which could limit or condition access to capital markets. The situation could worsen depending on the eventual outcome of Brexit, which could lead to an increase in regulatory and legal conflicts in fiscal, commercial, security and employment issues. These changes can be costly and disruptive to business relationships in the affected markets, including those of Telefónica with its suppliers and customers.

Latin America: exchange risk is particularly important. In addition to internal factors and of course the challenge of controlling the epidemic and managing the underlying fiscal deterioration, certain external factors could fuel this risk, such as the uncertainty derived from the path of monetary normalisation in the United States, the growing commercial tensions at the global level, the low prices of certain raw materials and concerns about growth and financial imbalances in China.

•Brazil: fiscal sustainability remains the main risk, and the government is currently tackling this through its structural reforms including pension and tax system reforms (which could, in turn, raise Brazil's growth potential). The fact that the country's rating is below investment grade and that its internal financing needs are high, could create a greater financial risk in the event of global financial stress and increasing external and internal financial needs.

•Argentina: in the short term, macroeconomic and exchange rate risks remain high. The challenges the economy is facing, both internally (ongoing process of public deficit reduction in a context of economic recession and high inflation) and externally (with significant refinancing needs in the medium term), make the economy vulnerable to bouts of volatility in the financial markets especially in a context of narrower room for maneuver.

•Chile, Colombia and Peru: are exposed not only to changes in the global economy, given their vulnerability and exposure to unexpected changes in commodity prices, but also to an abrupt hardening of global financial conditions. On the domestic side, both the existing political instability and the possibility of new episodes of social unrest could have a negative impact in the short and medium term.

During the first half of 2020, Telefónica Spain represented 28.1 per cent. of the revenues (sales and services) of the Telefónica Group (26.2 per cent. in the same period of 2019). During the first half of 2020, Telefónica UK represented 15.5 per cent. of the Telefónica Group's revenues (14.1 per cent. in the same period of 2019). During the first half of 2020, Telefónica Brazil represented 18.2 per cent. of the Telefónica Group's revenues (sales and services) (20.9 per cent. in the same period of 2019). During the first half of 2020, Telefónica Hispam represented 18.8 per cent. of the Telefónica Group's revenues, respectively (20.8 per cent. in the same period of 2019). During the first half of 2020, 4.5 per cent. of Telefónica Group's revenues came from Argentina, 4.0 per cent. from Peru and 3.5 per cent. from Chile (5.0 per cent., 4.4 per cent. and 4.1 per cent. respectively, in the same period of 2019). Approximately 24.6 per cent. of the Group's revenues were generated in countries that do not have investment grade credit rating status (those being, in order of their contribution to the Group's revenues: Brazil,

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Argentina, Ecuador, Costa Rica, El Salvador and Venezuela) and other countries are only one notch away from losing this status.

The Group could experience impairment of goodwill, deferred tax or other assets.

In accordance with current accounting standards, the Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the need to introduce changes to the book value of its goodwill, deferred tax or other assets such as intangible assets, property, plant and equipment. In the case of goodwill, the potential loss of value is determined by the analysis of the recoverable value of the cash-generating unit (or group of units) to which the goodwill is associated at the time it is originated. By way of example, in the first half of 2020 impairment losses in the goodwill allocated to Telefónica Argentina were recognized for a total of 109 million euros. In 2019, impairment losses in the goodwill allocated to Telefónica Argentina were recognized for a total of 206 million euros. In 2018 impairment losses in the goodwill allocated to Telefónica Móviles Mexico were recognized for a total of 350 million euros.

In addition, Telefónica may not be able to realize deferred tax assets on its statement of financial position to offset future taxable income. The recoverability of deferred tax assets depends on the Group's ability to generate taxable income over the period for which the deferred tax assets remain deductible. If Telefónica believes it is unable to utilize its deferred tax assets during the applicable period, it may be required to record an impairment against them resulting in a non-cash charge on the income statement. By way of example, in 2019, Telefónica Móviles México derecognized deferred tax assets amounting to 454 million euros (in 2018, Telefónica Móviles México derecognized deferred tax assets amounting to 327 million euros).

Further impairments of goodwill, deferred tax or other assets may occur in the future which may materially adversely affect the Group's business, financial condition, results of operations and/or cash flows.

The Group faces risks relating to its levels of financial indebtedness, the Group's ability to finance itself, and its ability to carry out its business plan.

The operation, expansion and improvement of the Telefónica Group's networks, the development and distribution of the Telefónica Group's services and products, the implementation of Telefónica's strategic plan and the development of new technologies, the renewal of licences and the expansion of the Telefónica Group's business in countries where it operates, may require a substantial amount of financing.

The Telefónica Group is a relevant and frequent issuer of debt in the capital markets. As of 30 June 2020, the Group's gross financial debt amounted to EUR 54,107 million (EUR 52,364 million as of 31 December 2019), and the Group's net financial debt amounted to EUR 37,201 million (EUR 37,744 million as of 31 December 2019). As of 30 June 2019, the average maturity of the debt was 11.22 years (10.50 years as of 31 December 2019) including undrawn committed credit facilities.

A decrease in the liquidity of Telefónica, or a difficulty in refinancing maturing debt or raising new funds as debt or equity could force Telefónica to use resources allocated to investments or other commitments to pay its financial debt, which could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.

Funding could be more difficult and costly in the event of a deterioration of conditions in the international or local financial markets due, for example, to monetary policies set by central banks, including increases in interest rates and/or decreases in the supply of credit, increasing global political and commercial uncertainty and oil price instability, or if there is an eventual deterioration in the solvency or operating performance of Telefónica.

As of 30 June 2020, the Group's gross financial debt scheduled to mature in 2020 amounted to EUR 3,605 million, and gross financial debt scheduled to mature in 2021 amounted to EUR 5,558 million.

In accordance with its liquidity policy, Telefónica has covered its gross debt maturities for the next 12 months with cash and credit lines available as of 30 June 2020. As of 30 June 2020, the Telefónica Group had undrawn committed credit facilities arranged with banks for an amount of EUR 13,279 million (EUR 12,517 million of which were due to expire in more than 12 months). In addition, we maintain an additional liquidity of £ 4 billion to secure funding for the O2 JV with Virgin Media. Telefónica's liquidity could be affected if market conditions make it difficult to renew existing undrawn credit lines. As of 30 June 2020, 5.7 per cent. of the aggregate undrawn amount under credit lines was scheduled to expire prior to 30 June 2021.

In addition, given the interrelation between economic growth and financial stability, the materialisation of any of the economic, political and exchange rate risks referred to above could adversely impact the availability and cost of Telefónica's

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financing and its liquidity strategy. This in turn could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.

The Group's financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to foreign currency exchange rates or interest rates.
Interest rate risk arises primarily in connection with changes in interest rates affecting: (i) financial expenses on floating-rate debt (or short-term debt likely to be renewed); and (ii) the value of long-term liabilities at fixed interest rates.

To illustrate the sensitivity of financial expenses to variations in short-term interest rates as of 30 June 2020: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica had a financial position at that date would have led to an increase in financial expenses of EUR 98 million, whereas (ii) a 100 basis points decrease in interest rates in all currencies (even if negative rates are reached), would have led to a reduction in financial expenses of EUR 96 million. For the preparation of these calculations, a constant position equivalent to the position at that date is assumed, which takes into account the financial derivatives contracted by the Group. In nominal terms, as of 30 June 2020, 71.3% of the Group's net financial debt plus commitments had its interest rate set at fixed interest rates for periods of more than one year. At the same time, 27.4% of the Group's net financial debt plus commitments was denominated in currencies other than the euro.

Exchange rate risk arises primarily from: (i) Telefónica's international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America and the United Kingdom); (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt; and (iii) trade receivables or payables in a foreign currency to the currency of the company with which the transaction was registered. According to the Group's calculations, the impact on results, and specifically on net exchange differences, due to a 10% depreciation of Latin American currencies against the U.S. dollar and a 10% depreciation of the rest of the currencies against the euro would result in exchange gains of EUR 58 million for the year ended 30 June 2020. These calculations have been made assuming a constant currency position with an impact on profit or loss for the year ended 30 June 2020, taking into account derivative instruments in place.

During the first half of 2020, Telefónica Brazil represented 23.6 per cent. (23.6 per cent. in the same period of 2019), Telefónica United Kingdom represented 14.3 per cent. (12.1 per cent. in the same period of 2019), Telefónica Hispam represented 12.2 per cent. (15.4 per cent. in the same period of 2019) of the OIBDA of the Telefónica Group.

In the first half of 2020, the evolution of exchange rates negatively impacted the Group's results, decreasing the year-on-year growth of the Group's consolidated revenues and OIBDA by an estimated 4.9 percentage points and 5.1 percentage points, respectively, mainly due to the depreciation of the Brazilian real (4.3 percentage points and 4.2 percentage points, respectively in the same period of 2019). Furthermore, translation differences in 2020 had a negative impact on the Group's equity of EUR 5.079 million, whereas they had a positive impact on the Group's equity of EUR 485 million in the same period of 2019.

The Telefónica Group uses a variety of strategies to manage this risk including, among others, the use of financial derivatives, which are also exposed to risk, including counterparty risk. The Group's risk management strategies may be ineffective, which could adversely affect the Group's business, financial condition, results of operations and/or cash flows. If the Group does not effectively manage its exposure to foreign currency exchange rates or interest rates, it may adversely affect its business, financial condition, results of operations and/or cash flows.

Legal and Compliance Risks.

Telefónica and Telefónica Group companies are party to lawsuits, antitrust, tax claims and other legal proceedings.
Telefónica and Telefónica Group companies are party to lawsuits, tax claims, antitrust and other legal proceedings in the ordinary course of their businesses, the outcome of which is unpredictable. In particular, the Telefónica Group is party to certain judicial tax proceedings in Peru concerning the clearance of certain previous years' income taxes, in respect of which a contentious-administrative appeal is currently pending, and to certain tax and regulatory proceedings in Brazil, primarily relating to the ICMS (a Brazilian tax on telecommunication services) and the corporate tax. Further details on these matters are provided in Note 25 to the 2019 Consolidated Financial Statements and Note 22 of of the present Consolidated Interim Financial Statements. Additional details on provisions for litigation, tax sanctions and claims can be found in Note 24 to the 2019 Consolidated Financial Statements and Note 18 of the present Consolidated Interim Financial Statements.

An adverse outcome or settlement in these or other proceedings could result in significant costs and may have a material adverse effect on the Group's business, financial condition, results of operations, reputation and/or cash flows.

Telefónica, S.A. 89

Condensed consolidated interim financial statements 2020

The Telefónica Group is exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programmes.
The Telefónica Group is required to comply with the anti-corruption laws and regulations of the jurisdictions where it conducts operations around the world, including in certain circumstances with laws and regulations having extraterritorial effect such as the US Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act of 2010. The anti-corruption laws generally prohibit, among other conduct, providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage or failing to keep accurate books and records and properly account for transactions. The Telefónica Group, due to the nature of its activity, is exposed to risks in the field of compliance with anti-corruption legislation, which increases the likelihood of occurrence of this risk. In particular, it is worth noting the continuous interaction with officials and public administrations in several areas, including the institutional and regulatory fronts (as the Telefónica Group carries out a regulated activity in different jurisdictions), the operational front (in the deployment of its network, the Telefónica Group is subject to obtaining multiple activity permits) and the commercial front (the Telefónica Group provides services directly and indirectly to public administrations). Moreover, Telefónica is a multinational group subject to the authority of different regulators and compliance with various regulations, which may be domestic or extraterritorial in scope, civil or criminal, and which may lead to overlapping authority in certain cases. Therefore, it is very difficult to quantify the possible impact of any breach, bearing in mind that such quantification must consider not only the economic amount of sanctions, but also the potential negative impact on the business, reputation and/or brand, or the ability to contract with public administrations.

Additionally, the Telefónica Group's operations may be subject to, or otherwise affected by, economic sanctions programs and other forms of trade restrictions ("sanctions") including those administered by the United Nations, the European Union and the United States, including the US Treasury Department's Office of Foreign Assets Control. The sanctions regulations restrict the Group's business dealings with certain sanctioned countries, individuals and entities. In this context, the provision of services by a multinational telecommunications group, such as the Telefónica Group, directly and indirectly, and in multiple countries, requires the application of a high degree of diligence to prevent the contravention of sanctions (which take various forms, including economic sanctions programs applicable to countries, lists of entities and persons sanctioned or export sanctions). Given the nature of its activity, the Telefónica Group's exposure to these sanctions is particularly noteworthy.

Although the Group has internal policies and procedures designed to ensure compliance with the abovementioned applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that the Group's employees, directors, officers, partners, agents and service providers will not take actions in violation of the Group's policies and procedures (or, otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which the Group, its subsidiaries or they may be ultimately held responsible. In this regard, the Group is currently cooperating with governmental authorities (and, where appropriate, conducting the relevant internal investigations) regarding requests for information potentially related, directly or indirectly to possible violations of applicable anti-corruption laws. Telefónica believes that, considering the size of the Group, any potential penalty as a result of matters relating to those specific information requests would not materially affect the Group's financial condition.

Notwithstanding the above, violations of anti-corruption laws and sanctions regulations could lead not only to financial penalties, but also to exclusion from government contracts, licenses and authorizations revocation, and could have a material adverse effect on the Group's reputation, or otherwise adversely affect the Group's business, financial condition, results of operations and/or cash flows.

Telefónica, S.A. 90

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	July 30, 2020	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer for Telefonica, S.A.